As filed with the Securities and Exchange Commission on May 25, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CommVault Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	22-3447504
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2 Crescent Place
Oceanport, New Jersey 07757
(732) 870-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N. Robert Hammer
Chairman, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757
(732) 870-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Philip J. Niehoff, Esq. John R. Sagan, Esq. Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600	William J. Whelan, III, Esq. LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	offering Price	Aggregate Offering	Amount of
Securities to Be Registered	be Registered(1)	Per Share (2)	Price (1)(2)	Registration Fee
Common Stock, par value $0.01 per share	8,625,000	$16.87	$145,503,750	$4,467

(1)	Includes 1,125,000 shares that may be sold if the over-allotment option being granted to the underwriters is exercised.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices for the common stock on The NASDAQ Global Market on May 22, 2007.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 25, 2007

7,500,000 Shares

CommVault Systems, Inc.

Common Stock

We are selling 300,000 shares of common stock and the selling stockholders named in this prospectus are selling 7,200,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “CVLT.” The last reported sale price of our common stock on May 24, 2007 was $16.37.

The underwriters have an option to purchase a maximum of 1,125,000 additional shares from the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks.  See “Risk Factors” on page 8.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	CommVault	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about     , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	Merrill Lynch & Co.

Thomas Weisel Partners LLC
RBC Capital Markets
C.E. Unterberg, Towbin

The date of this prospectus is          , 2007.

You should rely only on the information contained in this document or in any free writing prospectus filed with the Securities and Exchange Commission or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “CommVault Systems,” “CommVault,” the “Company,” “we,” “us” and “our” refer to CommVault Systems, Inc. and its subsidiaries.

Our Company

CommVault is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. We develop, market and sell a unified suite of data management software applications under the QiNetix (pronounced “kinetics”) brand. QiNetix is specifically designed to protect and manage data throughout its lifecycle in less time, at lower cost and with fewer resources than alternative solutions. QiNetix provides our customers with:

•	high-performance data protection, including backup and recovery;

•	disaster recovery of data;

•	data migration and archiving;

•	global availability of data;

•	replication of data;

•	creation and management of copies of stored data;

•	storage resource discovery (the automated recognition of available storage resources allowing more efficient storage and management of data) and usage tracking (tracking the use of available storage resources);

•	data classification (the creation and tracking of key data attributes to enable intelligent, automated policy-based data movement and management); and

•	management and operational reports and troubleshooting tools.

We also provide our customers with a broad range of highly-effective professional services that are delivered by our worldwide support and field operations.

QiNetix addresses the markets for backup and recovery, replication, archival and storage management, offering our customers high-performance and comprehensive solutions for data protection, business continuance, corporate compliance and centralized management and reporting.

QiNetix enables our customers to simply and cost-effectively protect and manage their enterprise data throughout its lifecycle, from data center to remote office, covering the leading operating systems, relational databases and applications. In addition to addressing today’s data management challenges, our customers can realize lower capital costs through more efficient use of their enterprise-wide storage infrastructure assets, including the automated movement of data from higher cost to lower cost storage devices throughout its lifecycle and through sharing and better utilization of storage resources across the enterprise. QiNetix can also provide our customers with reduced operating costs through a variety of features, including fast application deployment, reduced training time, lower cost of storage media consumables, proactive monitoring and analysis, simplified troubleshooting and lower administrative costs.

QiNetix is built upon an innovative architecture and a single underlying code base, which we refer to as our Common Technology Engine. This unified architectural design is unique and differentiates us from our competitors, some of which offer similar applications built upon disparate software architectures, which we refer to as point products. We believe our architectural design provides us with significant competitive advantages, including offering the industry’s most granular and automated management of data, tiered classification of all data based on its user-defined value and greater product reliability and ease of installation. In addition, we believe we have lower support and development costs and faster time to market for our new data management software applications.

QiNetix fully interoperates with a wide variety of operating systems, applications, network devices and protocols, storage arrays (methods for storing information on multiple devices), storage formats and tiered storage infrastructures (storage environments in which data is organized and stored on a variety of storage media based on size, age, frequency of access or other factors), providing our customers with the flexibility to purchase and deploy a combination of hardware and software from different vendors. As a result, our customers can purchase and use the optimal hardware and software for their needs, rather than being restricted to the offerings of a single vendor.

We have established a worldwide, multi-channel distribution network to sell our software and services to large global enterprises, small and medium sized businesses and government agencies, both directly through our sales force and indirectly through our global network of value-added resellers, system integrators, corporate resellers and original equipment manufacturers. As of March 31, 2007, we had licensed our data management software to approximately 5,900 registered customers across a variety of industries. A representative sample of well-known customers with a significant deployment of CommVault software includes Ace Hardware Corporation, Centex Homes, Clifford Chance LLP, Cozen O’Connor, Halcrow Group Ltd., Newell Rubbermaid Inc., North Fork Bank, Ricoh Company, Ltd., the United Kingdom’s Department of International Development and Welch Foods Inc. Each of these customers has at least 125 servers protected by our software.

We derive the majority of our software revenue from our Galaxy Backup and Recovery software application. Sales of Galaxy Backup and Recovery represented approximately 83% of our total software revenue for the fiscal year ended March 31, 2007 and 90% for fiscal 2006. In addition, we derive the majority of our services revenue from customer and technical support associated with our Galaxy Backup and Recovery software application. We anticipate that we will continue to derive a majority of our software and services revenue from our Galaxy Backup and Recovery software application for the foreseeable future.

CommVault’s executive management team has led the growth of our business, including the development and release of all our QiNetix software, since its introduction in February 2000. Under the guidance of our management team, we have sustained technical leadership with the introduction of eight new data management applications and have garnered numerous industry awards and recognition for our innovative solutions.

Our Industry

The driving forces for the growth of the data management software industry are the rapid growth of data and the need to protect and manage that data.

Data is widely considered to be one of an organization’s most valued assets. The increasing reliance on critical enterprise software applications such as e-mail, relational databases, enterprise resource planning, customer relationship management and workgroup collaboration tools is resulting in the rapid growth of data across all enterprises. New government regulations, such as those issued under the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act (HIPAA) and the Basel Committee on Banking Supervision (Basel II), as well as company policies requiring data preservation, are expanding the proportion of data that must be archived and easily accessible for future use. In addition, ensuring the security and integrity of data has become a critical task as regulatory compliance and corporate governance objectives affecting many organizations mandate the creation of multiple copies of data with longer and more complex retention requirements.

The recent innovations in storage and networking technologies, coupled with the rapid growth of data, have caused information technology managers to redesign their data and storage infrastructures to deliver greater efficiency, broaden access to data and reduce costs. The result has been the wide adoption of larger and more complex networked data and storage solutions, such as storage area networks (SANs) (high-speed special-purpose networks (or subnetworks) that interconnect different kinds of data storage devices with associated data servers) and network-attached storage (NAS) (an environment in which one or more servers are dedicated exclusively to file sharing). In addition to those trends, regulatory compliance and corporate governance objectives are creating larger data archives having much longer retention periods that require information technology managers of organizations affected by these objectives to ensure the integrity, security and availability of data.

We believe that these trends are increasing the demand for software applications that can simplify data management, provide secure and reliable access to all data across a broad spectrum of tiered storage and computing systems and seamlessly scale to accommodate growth, while reducing the total cost of ownership to the customer.

Many of our competitors’ products were initially designed to manage smaller quantities of data in server-attached storage environments. As a result, we believe they are not as effective managing data in today’s larger and more complex networked (SAN and NAS) environments. Given these limitations, we believe our competitors’ products cannot be scaled as easily as ours and are more costly to implement and manage than our solutions.

Most data management software solutions are comprised of many individual point products built upon separate underlying architectures. This often requires the user to administer each individual point product using a separate, different user interface and unique set of dedicated storage resources, such as disk and tape drives. The result can be a costly, difficult to manage environment that requires extensive administrative cross-training, offers little insight into storage resource use across the global enterprise, provides modest operational reporting and commands greater storage use. Given these challenges, we believe that there is and will continue to be significant demand for a unified, comprehensive and scalable suite of data management software applications specifically designed to centrally and cost-effectively manage increasingly complex enterprise data environments.

Our Strategy

Our objective is to enhance our position as a leading supplier of data management software and services. Our key strategic initiatives are to continue:

•	Extending our Technology Leadership, Product Breadth and Addressable Markets. We plan to continuously enhance existing software applications and introduce new information and data management software applications that address emerging data and storage management trends, incorporate advances in hardware and software technologies as they become available and take advantage of market opportunities.

•	Enhancing and Expanding our Customer Support and Other Professional Services Offerings. We plan to continue creating and delivering innovative services offerings and product enhancements that result in faster deployment of our software, simpler system administration and rapid resolution of problems.

•	Expanding Distribution Channels and Geographic Markets Served. We plan to continue investing in the expansion of our distribution channels, both geographically and across all enterprises.

•	Broadening and Developing Strategic Relationships. We plan to broaden our existing relationships and develop new relationships with leading technology partners, including software application and infrastructure hardware vendors. We believe that these types of strategic relationships will allow us to package and distribute our data management software to our partners’ customers, increase sales of our software through joint-selling and marketing arrangements and increase our insight into future industry trends.

Company Information

We were incorporated in the State of Delaware in 1996. Our principal executive offices are located at 2 Crescent Place, Oceanport, New Jersey 07757, and our telephone number is (732) 870-4000. Our website address is www.commvault.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

“CommVault Systems,” “CommVault,” “CommVault Galaxy,” “QiNetix” and other trademarks or service marks of CommVault appearing in this prospectus are the property of CommVault. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Certain Principal and Selling Stockholders

Affiliates of Credit Suisse Securities (USA) LLC, an underwriter in this offering, own approximately 35.5% of our common stock as of April 30, 2007 (calculated without giving effect to this offering).

Certain affiliates of Credit Suisse Securities (USA) LLC are selling stockholders in this offering. Those affiliates of Credit Suisse Securities (USA) LLC will sell an aggregate of 7,200,000 shares (or 8,325,000 shares if the underwriters exercise their over-allotment option in full) in this offering and will receive aggregate sale proceeds of $111.4 million, or $128.8 million if the underwriters exercise their over-allotment option in full (in each case, based on an offering price of $16.37 per share, the last sale price of our common stock on The NASDAQ Global Market on May 24, 2007, less underwriting discounts and commissions). Upon completion of the offering and related transactions, affiliates of Credit Suisse Securities (USA) LLC will own approximately 18.3% of our common stock (or approximately 15.6% of our common stock if the underwriters exercise their over-allotment option in full). See “Principal and Selling Stockholders.”

These affiliations present a conflict of interest because Credit Suisse Securities (USA) LLC has an interest in the successful completion of this offering beyond its interest as an underwriter in this offering. The conflict of interest arises due to the interests of its affiliates in this offering as selling stockholders. This offering therefore is being made using a “qualified independent underwriter” in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are intended to address potential conflicts of interest involving underwriters. See “Underwriting” for a more detailed description of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. and a description of the independent underwriting procedures that are being used in connection with this offering.

The Offering

Common stock offered to the public	300,000 shares by us

7,200,000 shares by the selling stockholders

Total offering	7,500,000 shares (or 8,625,000 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after the offering	42,493,268 shares

NASDAQ Global Market symbol	“CVLT”

Use of proceeds	We intend to use the estimated net proceeds from the sale of shares by us in this offering of $4.2 million, together with approximately $2.1 million of our existing cash and cash equivalents, to pay the outstanding principal and accrued interest under our term loan (an amount equal to $6.3 million as of June 15, 2007, assuming interest accrued at a rate equal to 7.0% per annum for the applicable period). See “Use of Proceeds.”

We will not receive any proceeds from the sale of common stock by the selling stockholders.

Risk Factors	See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares to be outstanding after this offering is based on 42,193,268 shares outstanding as of April 30, 2007, and excludes 3,954,081 shares of common stock available for issuance under our 1996 Stock Option Plan and 2006 Long-Term Stock Incentive Plan, including 7,556,678 shares of common stock issuable upon exercise of outstanding stock options as of April 30, 2007 at a weighted average exercise price of $6.59 per share.

Summary Historical Financial Data

The following table sets forth a summary of our historical and pro forma financial data for the periods ended or as of the dates indicated. You should read this table together with the discussion under the headings “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

We derived the summary historical financial data as of and for each of the three years in the period ended March 31, 2007 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical financial data for each of the two years in the period ended March 31, 2004 from our audited consolidated financial statements that are not included in this prospectus.

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Software	$83,870	$62,422	$49,598	$39,474	$29,485
Services	67,237	47,050	33,031	21,772	14,840
Hardware, supplies and other	—	—	—	—	94

Total revenues	151,107	109,472	82,629	61,246	44,419
Cost of revenues:
Software	1,640	1,764	1,497	1,168	932
Services(1)	20,044	13,231	9,975	8,049	6,095
Hardware, supplies and other	—	—	—	—	72

Total cost of revenues	21,684	14,995	11,472	9,217	7,099

Gross margin	129,423	94,477	71,157	52,029	37,320
Operating expenses:
Sales and marketing(1)	68,240	51,326	43,248	37,592	29,842
Research and development(1)	23,398	19,301	17,239	16,214	16,153
General and administrative(1)	18,610	12,275	8,955	8,599	6,332
Depreciation and amortization	2,603	1,623	1,390	1,396	1,752

Income (loss) from operations	16,572	9,952	325	(11,772)	(16,759)
Interest expense	(326)	(7)	(14)	(60)	—
Interest income	2,600	1,262	346	134	297

Income (loss) before income taxes	18,846	11,207	657	(11,698)	(16,462)
Income tax benefit (expense)(2)	45,408	(451)	(174)	—	52

Net income (loss)	64,254	10,756	483	(11,698)	(16,410)
Less: accretion of preferred stock dividends	(2,818)	(5,661)	(5,661)	(5,676)	(5,661)
Less: accretion of fair value of preferred stock upon conversion	(102,745)	—	—	—	—

Net income (loss) attributable to common stockholders	$(41,309)	$5,095	$(5,178)	$(17,374)	$(22,071)

Net income (loss) attributable to common stockholders per share(3):
Basic	$(1.35)	$0.18	$(0.28)	$(0.93)	$(1.20)

Diluted	$(1.35)	$0.17	$(0.28)	$(0.93)	$(1.20)

Weighted average shares used in computing per share amounts:
Basic	30,670	18,839	18,712	18,601	18,371

Diluted	30,670	30,932	18,712	18,601	18,371

As of
March 31, 2007
(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$65,001
Working capital	34,889
Total assets	148,039
Total stockholders’ equity	78,322

(1)	Includes stock-based compensation expense as follows:

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(In thousands)

Cost of services revenue	$100	$25	$—	$—	$—
Sales and marketing	2,736	468	—	—	—
Research and development	739	137	—	—	—
General and administrative	2,394	761	21	4	—

Total stock-based compensation	$5,969	$1,391	$21	$4	$—

(2)	The income tax benefit in fiscal 2007 primarily reflects a $52.2 million reversal of our deferred income tax valuation allowance partially offset by the recognition of $5.0 million for certain tax reserves. These adjustments have increased our fiscal 2007 net income by $47.2 million.

(3)	See Note 2 in the consolidated financial statements for a reconciliation of the basic and diluted earnings per share calculation.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing our common stock.

Risks Related to Our Business

We have only recently become profitable and we may be unable to sustain future profitability.

We have only recently become profitable, generating net income of $10.8 million for fiscal 2006 and income before taxes of $18.8 million in fiscal 2007. In fiscal 2007, we recorded an income tax benefit of $45.4 million primarily due to the reversal of substantially all of our deferred income tax valuation allowance, which resulted in net income of $64.3 million. As of March 31, 2007, we had an accumulated deficit of $104.3 million. We may be unable to sustain or increase profitability on a quarterly or annual basis in the future. We intend to continue to expend significant funds in developing our software and service offerings and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure and expanding into new geographical markets. We expect that associated expenses will precede any revenues generated by the increased spending. If we experience a downturn in business, we may incur losses and negative cash flows from operations, which could materially adversely affect our results of operations and capitalization.

Our industry is intensely competitive, and most of our competitors have greater financial, technical and sales and marketing resources and larger installed customer bases than we do, which could enable them to compete more effectively than we do.

The data management software market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in size and in the scope and breadth of the products and services offered. Our primary competitors include CA, Inc. (formerly known as Computer Associates International, Inc.), EMC Corporation (EMC), Hewlett-Packard Company, International Business Machines Corporation (IBM) and Symantec Corporation.

The principal competitive factors in our industry include product functionality, product integration, platform coverage, ability to scale, price, worldwide sales infrastructure, global technical support, name recognition and reputation. The ability of major system vendors to bundle hardware and software solutions is also a significant competitive factor in our industry.

Many of our current and potential competitors have longer operating histories and have substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger installed customer bases, greater name recognition and broader product offerings, including hardware. These competitors can devote greater resources to the development, promotion, sale and support of their products than we can and have the ability to bundle their hardware and software products in a combined offering. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

It is also costly and time-consuming to change data management systems. Most of our new customers have installed data management software, which gives an incumbent competitor an advantage in retaining a customer because it already understands the network infrastructure, user demands and information technology needs of the customer, and also because some customers are reluctant to change vendors.

Our current and potential competitors may establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. In addition, large operating system and application vendors, such as Microsoft Corporation, have introduced products or functionality that include some of the same functions offered by our software applications. In the future, further development by these vendors could cause our software applications and services to become redundant, which could seriously harm our sales, results of operations and financial condition.

New competitors entering our markets can have a negative impact on our competitive positioning. In addition, we expect to encounter new competitors as we enter new markets. Furthermore, many of our existing competitors are broadening their operating systems platform coverage. We also expect increased competition from original equipment manufacturers, including those we partner with, and from systems and network management companies, especially those that have historically focused on the mainframe computer market and have been making acquisitions and broadening their efforts to include data management and storage products. We expect that competition will increase as a result of future software industry consolidation. Increased competition could harm our business by causing, among other things, price reductions of our products, reduced profitability and loss of market share.

We may experience a decline in revenues or volatility in our operating results, which may adversely affect the market price of our common stock.

We cannot predict our future revenues or operating results with certainty because of many factors outside of our control. A significant revenue or profit decline, lowered forecasts or volatility in our operating results could cause the market price of our common stock to decline substantially. Factors that could affect our revenues and operating results include the following:

•	the unpredictability of the timing and magnitude of orders for our software applications — during fiscal 2007 and fiscal 2006, a majority of our quarterly revenues was earned and recorded near the end of each quarter;

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets;

•	the possibility that our customers may defer purchases of our software applications in anticipation of new software applications or updates from us or our competitors;

•	the ability of our original equipment manufacturers and resellers to meet their sales objectives;

•	market acceptance of our new applications and enhancements;

•	our ability to control expenses;

•	changes in our pricing and distribution terms or those of our competitors;

•	the demands on our management, sales force and services infrastructure as a result of the introduction of new software applications or updates; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

Our expense levels are relatively fixed and are based, in part, on our expectations of our future revenues. If revenue levels fall below our expectations and we are profitable at the time, our net income would decrease because only a small portion of our expenses varies with our revenues. If we are not profitable at the time, our net loss would increase. Therefore, any significant decline in revenues for any period could have an immediate adverse impact on our results of operations for that period. We believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, our results of operations could be below expectations of public market analysts and investors in future periods, which would likely cause the market price of our common stock to decline.

We anticipate that an increasing portion of our revenues will depend on our arrangements with original equipment manufacturers that have no obligation to sell our software applications, and the termination or expiration of these arrangements or the failure of original equipment manufacturers to sell our software applications would have a material adverse effect on our future revenues and results of operations.

We have original equipment manufacturer agreements with Dell and Hitachi Data Systems and a reseller agreement with Dell. These original equipment manufacturers sell our software applications and in some cases incorporate our data management software into systems that they sell. A material portion of our revenues is generated through these arrangements, and we expect this contribution to grow as a percentage of our total revenues in the future. However, we have no control over the shipping dates or volumes of systems these original equipment manufacturers ship and they have no obligation to ship systems incorporating our software applications. They also have no obligation to recommend or offer our software applications exclusively or at all, and they have no minimum sales requirements and can terminate our relationship at any time. These original equipment manufacturers also could choose to develop their own data management software internally and incorporate those products into their systems instead of our software applications. The original equipment manufacturers that we do business with also compete with one another. If one of our original equipment manufacturer partners views our arrangement with another original equipment manufacturer as competing with its products, it may decide to stop doing business with us. Any material decrease in the volume of sales generated by original equipment manufacturers we do business with, as a result of these factors or otherwise, would have a material adverse effect on our revenues and results of operations in future periods.

Sales through our original equipment manufacturer agreements accounted for approximately 13% of our total revenues for fiscal 2007 and approximately 12% of our total revenues for fiscal 2006. Sales through our original equipment manufacturer agreement with Dell accounted for approximately 7% of total revenues for both fiscal 2007 and 2006. If we were to see a decline in our sales through Dell it could have a significant adverse effect on our results of operations.

The loss of key personnel or the failure to attract and retain highly qualified personnel could have an adverse effect on our business.

Our future performance depends on the continued service of our key technical, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business operations and identify and pursue new growth opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time consuming, cause additional disruptions to our business and be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, sales, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key technical, sales, services and management employees or attract or retain other highly qualified technical, sales, services and management personnel in the future. Conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our personnel costs would be excessive and our business and profitability could be adversely affected.

Our ability to sell our software applications is highly dependent on the quality of our services offerings, and our failure to offer high quality support and professional services would have a material adverse affect on our sales of software applications and results of operations.

Our services include the assessment and design of solutions to meet our customers’ storage management requirements and the efficient installation and deployment of our software applications based on specified business objectives. Further, once our software applications are deployed, our customers depend on us to resolve issues relating to our software applications. A high level of service is critical for the successful marketing and sale of our software. If we or our partners do not effectively install or deploy our applications, or succeed in helping our customers quickly resolve post-deployment issues, it would adversely affect our ability to sell software products to existing customers and could harm our reputation with potential customers. As a result, our failure to maintain high quality support and professional services would have a material adverse effect on our sales of software applications and results of operations.

We rely on indirect sales channels, such as distributors, value-added resellers, systems integrators and corporate resellers, for the distribution of our software applications, and the failure of these channels to effectively sell our software applications could have a material adverse effect on our revenues and results of operations.

We rely significantly on our value-added resellers, systems integrators and corporate resellers, which we collectively refer to as resellers, for the marketing and distribution of our software applications and services. Resellers are our most significant distribution channel. However, our agreements with resellers are generally not exclusive, are generally renewable annually and in many cases may be terminated by either party without cause. Many of our resellers carry software applications that are competitive with ours. These resellers may give a higher priority to other software applications, including those of our competitors, or may not continue to carry our software applications at all. If a number of resellers were to discontinue or reduce the sales of our products, or were to promote our competitors’ products in lieu of our applications, it would have a material adverse effect on our future revenues. Events or occurrences of this nature could seriously harm our sales and results of operations. In addition, we expect that a significant portion of our sales growth will depend upon our ability to identify and attract new reseller partners. The use of resellers is an integral part of our distribution network. We believe that our competitors also use reseller arrangements. Our competitors may be more successful in attracting reseller partners and could enter into exclusive relationships with resellers that make it difficult to expand our reseller network. Any failure on our part to expand our network of resellers could impair our ability to grow revenues in the future. Sales through our reseller agreement with Dell accounted for approximately 12% of total revenues for fiscal 2007 and approximately 11% of total revenues for fiscal 2006. Dell accounted for a total of approximately 14% of our accounts receivable balance as of March 31, 2007 as a result of our reseller agreement and our original equipment manufacturer agreement. If we were to see an impairment of our receivable balance from Dell, it could have a significant adverse effect on our results of operations.

Some of our resellers possess significant resources and advanced technical abilities. These resellers, particularly our corporate resellers, may, either independently or jointly with our competitors, develop and market software applications and related services that compete with our offerings. If this were to occur, these resellers might discontinue marketing and distributing our software applications and services. In addition, these resellers would have an advantage over us when marketing their competing software applications and related services because of their existing customer relationships. The occurrence of any of these events could have a material adverse effect on our revenues and results of operations.

Sales of one of our software applications make up a substantial portion of our revenues, and a decline in demand for this software application could have a material adverse effect on our sales, profitability and financial condition.

We derive the majority of our software revenue from our Galaxy Backup and Recovery software application. Sales of Galaxy Backup and Recovery represented 83% of our total software revenue for fiscal 2007 and 90% for fiscal 2006. In addition, we derive the majority of our services revenue from customer and technical support associated with our Galaxy Backup and Recovery software application. As a result, we are particularly vulnerable to fluctuations in demand for this software application, whether as a result of competition, product obsolescence, technological change, budgetary constraints of our customers or other factors. If demand for this software application declines significantly, our sales, profitability and financial condition would be adversely affected.

Our software applications are complex and contain undetected errors, which could adversely affect not only our software applications’ performance but also our reputation and the acceptance of our software applications in the market.

Software applications as complex as those we offer contain undetected errors or failures. Despite extensive testing by us and by our customers, we have in the past discovered errors in our software applications and will do so in the future. As a result of past discovered errors, we experienced delays and lost revenues while we corrected those software applications. In addition, customers in the past have brought to our attention “bugs” in our software created by the customers’ unique operating environments. Although we have been able to fix these software bugs in the past, we may not always be able to do so. Our software products may also be subject to intentional attacks by viruses that seek to take advantage of these bugs, errors or other weaknesses. Any of these events may result in the loss of, or delay in, market acceptance of our software applications and services, which would seriously harm our sales, results of operations and financial condition.

Furthermore, we believe that our reputation and name recognition are critical factors in our ability to compete and generate additional sales. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective software applications and services. The occurrence of errors in our software applications or the detection of bugs by our customers may damage our reputation in the market and our relationships with our existing customers and, as a result, we may be unable to attract or retain customers.

In addition, because our software applications are used to manage data that is often critical to our customers, the licensing and support of our software applications involve the risk of product liability claims. Any product liability insurance we carry may not be sufficient to cover our losses resulting from product liability claims. The successful assertion of one or more large claims against us could have a material adverse effect on our financial condition.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Developing software is expensive, and the investment in product development may involve a long payback cycle. Our research and development expenses were $23.4 million, or approximately 15% of our total revenues in fiscal 2007, and $19.3 million, or 18% of our total revenues in fiscal 2006. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We encounter long sales and implementation cycles, particularly for our larger customers, which could have an adverse effect on the size, timing and predictability of our revenues.

Potential or existing customers, particularly larger enterprise customers, generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and money educating them as to the value of our software and services. Sales of our core software products to these larger customers often require an extensive education and marketing effort.

We could expend significant funds and resources during a sales cycle and ultimately fail to close the sale. Our sales cycle for all of our products and services is subject to significant risks and delays over which we have little or no control, including:

•	our customers’ budgetary constraints;

•	the timing of our customers’ budget cycles and approval processes;

•	our customers’ willingness to replace their current software solutions;

•	our need to educate potential customers about the uses and benefits of our products and services; and

•	the timing of the expiration of our customers’ current license agreements or outsourcing agreements for similar services.

If we are unsuccessful in closing sales, it could have a material adverse effect on the size, timing and predictability of our revenues.

If we are unable to manage our growth, there could be a material adverse effect on our business, the quality of our products and services and our ability to retain key personnel.

We have experienced a period of significant growth in recent years. Our revenues increased 38% for fiscal 2007 compared to fiscal 2006 and 32% for fiscal 2006 compared to fiscal 2005. The number of our customers increased significantly during these periods. Our growth has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:

•	continuing to retain, motivate and manage our existing employees and attract and integrate new employees;

•	continuing to provide a high level of services to an increasing number of customers;

•	maintaining the quality of product and services offerings while controlling our expenses;

•	developing new sales channels that broaden the distribution of our software applications and services; and

•	developing, implementing and improving our operational, financial, accounting and other internal systems and controls on a timely basis.

If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenues and profitability, the quality of our data management software, the quality of our services offerings and our ability to retain key personnel. These factors could adversely affect our reputation in the market and our ability to generate future sales from new or existing customers.

We depend on growth in the data management software market, and lack of growth or contraction in this market or a general downturn in economic and market conditions could have a material adverse effect on our sales and financial condition.

Demand for data management software is linked to growth in the amount of data generated and stored, demand for data retention and management (whether as a result of regulatory requirements or otherwise) and demand for and adoption of new storage devices and networking technologies. Because our software applications are concentrated within the data management software market, if the demand for storage devices, storage software applications, storage capacity or storage networking devices declines, our sales, profitability and financial condition would be materially adversely affected. Segments of the computer and software industry have in the past experienced significant economic downturns. The occurrence of any of these factors in the data management software market could materially adversely affect our sales, profitability and financial condition.

Furthermore, the data management software market is dynamic and evolving. Our future financial performance will depend in large part on continued growth in the number of organizations adopting data management software for their computing environments. The market for data management software may not continue to grow at historic rates, or at all. If this market fails to grow or grows more slowly than we currently anticipate, our sales and profitability could be adversely affected.

Our services revenue produces lower gross margins than our software revenue, and an increase in services revenue relative to software revenue would harm our overall gross margins.

Our services revenue, which includes fees for customer support, assessment and design consulting, implementation and post-deployment services and training, was approximately 44% of our total revenues for fiscal 2007, 43% for fiscal 2006 and approximately 40% of our total revenues for fiscal 2005. Our services revenue has lower gross margins than our software revenue. The gross margin of our services revenue was 70.2% for fiscal 2007, 71.9% for fiscal 2006 and 69.8% for fiscal 2005. The gross margin of our software revenue was 98.0% for fiscal 2007, 97.2% for fiscal 2006 and 97.0% for fiscal 2005. An increase in the percentage of total revenues represented by services revenue would adversely affect our overall gross margins.

The volume and profitability of services can depend in large part upon:

•	competitive pricing pressure on the rates that we can charge for our services;

•	the complexity of our customers’ information technology environments and the existence of multiple non-integrated legacy databases;

•	the resources directed by our customers to their implementation projects; and

•	the extent to which outside consulting organizations provide services directly to customers.

Any erosion of our margins for our services revenue or any adverse change in the mix of our license versus services revenue would adversely affect our operating results.

Our international sales and operations are subject to factors that could have an adverse effect on our results of operations.

We have significant sales and services operations outside the United States, and derive a substantial portion of our revenues from these operations. We also plan to expand our international operations. We generated approximately 30% of our revenues from outside the United States in fiscal 2007 and approximately 29% in fiscal 2006.

Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	difficulties in staffing and managing our international operations;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls;

•	general economic conditions in the countries in which we operate, including seasonal reductions in business activity in the summer months in Europe and in other periods in other countries, could have an adverse effect on our earnings from operations in those countries;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements may occur, including those pertaining to export duties and quotas, trade and employment restrictions;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	competition from local suppliers;

•	costs and delays associated with developing software in multiple languages; and

•	political unrest, war or acts of terrorism.

Our business in emerging markets requires us to respond to rapid changes in market conditions in those markets. Our overall success in international markets depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

We are exposed to domestic and foreign currency fluctuations that could harm our reported revenues and results of operations.

Our international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. We generated approximately 30% of our revenues from outside the United States in fiscal 2007 and approximately 29% in fiscal 2006. Our primary exposures are to fluctuations in exchange rates for the U.S. dollar versus the Euro and, to a lesser extent, the Australian dollar, British pound sterling, Canadian dollar, Chinese yuan, Indian rupee and Singapore dollar. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.

We are currently unable to accurately predict what our long-term effective tax rates will be in the future.

We are subject to income taxes in both the United States and the various foreign jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our long-term effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had limited historical profitability upon which to base our estimate of future long-term effective tax rates.

Our management and auditors have identified material weaknesses in the design and operation of our internal controls as of March 31, 2006 and December 31, 2006 which, if our remediation efforts fail, could result in material misstatements in our financial statements in future periods.

Our independent auditors reported to the Audit Committee of the Board of Directors a material weakness in the design and operation of our internal controls as of March 31, 2006. A material weakness is defined by the Public Company Accounting Oversight Board as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The identified material weaknesses related to our revenue recognition procedures for certain multiple-element sales arrangements accounted for under Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. Specifically, during fiscal 2006 we changed our customary business practice and began to require and utilize a signed Statement of Work documenting the scope of our other professional services offerings greater than $10,000 (excluding training), in addition to a signed purchase order, when sold and performed on a stand-alone basis or included in multiple-element sales arrangements. Persuasive evidence of an arrangement does not exist for such multiple-element sales arrangements until the Statement of Work covering the other professional services is signed by both CommVault and the end-user customer. During fiscal 2006, we recorded software revenue of approximately $2.5 million and services revenue of approximately $0.1 million related to certain multiple-element sales arrangement transactions before a signed Statement of Work covering the other professional services was obtained. As a result, we recorded a reduction to revenue and a corresponding increase to deferred revenue of approximately $2.6 million in fiscal 2006 related to this material weakness. This revenue was subsequently recognized during fiscal 2007. We believe we have remediated this material weakness by implementing new policies and procedures to identify all multiple-element sales arrangements that contain subsequent agreements that must be signed, even if the terms and conditions are the same as the initial purchase order or other persuasive evidence.

At December 31, 2006, we determined that we did not have an effective process in place to evaluate the appropriate revenue recognition treatment for complex contractual arrangements with customers involving multiple agreements. We have taken the following actions that we believe have remediated this identified material weakness: adopted formal procedures whereby all significant contracts are independently reviewed by a Contract Review Committee comprised of key members of our management, legal and finance teams for identification of any complex accounting issues; engage experts to consult with management in conjunction with its selection and evaluation of the appropriate accounting treatment for complex contractual arrangements; and we continue to train technical accounting personnel and enhance supervision with regard to timely review and approval of significant revenue transactions.

If the remediated policies and procedures we have implemented during fiscal 2007 are insufficient to address the material weaknesses as of March 31, 2006 and December 31, 2006, or if additional material weaknesses or significant deficiencies in our internal controls are discovered in the future, we may fail to meet our future reporting obligations and our financial statements may contain material misstatements. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting” that will be required when the rules of the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with the required filing of our Annual Report on Form 10-K for fiscal 2008.

We develop software applications that interoperate with operating systems and hardware developed by others, and if the developers of those operating systems and hardware do not cooperate with us or we are unable to devote the necessary resources so that our applications interoperate with those systems, our software development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.

Our software applications operate primarily on the Windows, UNIX, Linux and Novell Netware operating systems and the hardware devices of numerous manufacturers. When new or updated versions of these operating systems and hardware devices are introduced, it is often necessary for us to develop updated versions of our software applications so that they interoperate properly with these systems and devices. We may not accomplish these development efforts quickly or cost-effectively, and it is not clear what the relative growth rates of these operating systems and hardware will be. These development efforts require substantial capital investment, the devotion of substantial employee resources and the cooperation of the developers of the operating systems and hardware. For some operating systems, we must obtain some proprietary application program interfaces from the owner in order to develop software applications that interoperate with the operating system. Operating system owners have no obligation to assist in these development efforts. If they do not provide us with assistance or the necessary proprietary application program interfaces on a timely basis, we may experience delays or be unable to expand our software applications into other areas.

Our ability to sell to the U.S. federal government is subject to uncertainties which could have a material adverse effect on our sales and results of operations.

Our ability to sell software applications and services to the U.S. federal government is subject to uncertainties related to the government’s future funding commitments and our ability to maintain certain security clearances complying with the Department of Defense and other agency requirements. For fiscal 2007 approximately 7% of our revenues and for fiscal 2006 approximately 8% of our revenues were derived from sales where the U.S. federal government was the end user. The future prospects for our business are also sensitive to changes in government policies and funding priorities. Changes in government policies or priorities, including funding levels through agency or program budget reductions by the U.S. Congress or government agencies, could materially adversely affect our ability to sell our software applications to the U.S. federal government, causing our business prospects to suffer.

In addition, our U.S. federal government sales require our employees to maintain various levels of security clearances. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, retain and recruit qualified employees who already hold security clearances. To the extent that we are not able to obtain security clearances or engage employees with security clearances, we may not be able to effectively sell our software applications and services to the U.S. federal government, which would have an adverse effect on our sales and results of operations.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations.

Our success depends significantly upon proprietary technology in our software, documentation and other written materials. To protect our proprietary rights, we rely on a combination of:

•	patents;

•	copyright and trademark laws;

•	trade secrets;

•	confidentiality procedures; and

•	contractual provisions.

These methods afford only limited protection. Despite this limited protection, any issued patent may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, our pending patent applications may not result in the issuance of patents, and any patents issued to us may not be timely or broad enough to protect our proprietary rights. We may also develop proprietary products or technologies that cannot be protected under patent law.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our software applications is difficult, and we expect software piracy to continue to be a persistent problem. In licensing our software applications, we typically rely on “shrink wrap” licenses that are not signed by licensees. We also rely on “click wrap” licenses which are downloaded over the internet. We may have difficulty enforcing these licenses in some jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our attempts to protect our proprietary rights may not be adequate. Our competitors may independently develop similar technology, duplicate our software applications or design around patents issued to us or other intellectual property rights of ours. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, from time to time we are participants or members of various industry standard-setting organizations or other industry technical organizations. Our participation or membership in such organizations may, in some circumstances, require us to enter into royalty or licensing agreements with third parties regarding our intellectual property under terms established by those organizations which we may not find favorable.

Additionally, the loss of key personnel involved with developing, managing or maintaining our intellectual property could have an adverse effect on our business.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could have a material adverse effect on our results of operations and financial condition.

Because of the nature of our business, we may become subject to material claims of infringement by competitors and other third parties with respect to current or future software applications, trademarks or other proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of software applications and competitors in our industry segment grows and the functionality of software applications in different industry segments overlaps. Any such claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause shipment delays or require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all. Any of these claims could disrupt our business and have a material adverse effect on our results of operations and financial condition.

We may not be able to respond to rapid technological changes with new software applications and services offerings, which could have a material adverse effect on our sales and profitability.

The markets for our software applications are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of software applications embodying new technologies and the emergence of new industry standards could make our existing and future software applications obsolete and unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software applications, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the data management software market could be materially adversely affected.

To be successful, we need to anticipate, develop and introduce new software applications and services on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers. We may fail to develop and market software applications and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these applications and services or fail to develop applications and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such applications and services on a timely basis, or at all, could have a material adverse effect on our sales and profitability.

We cannot predict our future capital needs and we may be unable to obtain additional financing to fund acquisitions, which could have a material adverse effect on our business, results of operations and financial condition.

We may need to raise additional funds in the future in order to acquire complementary businesses, technologies, products or services. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our software and services offerings, revenues, results of operations and financial condition. We have no plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business, technology, product or service.

Acquisitions involve risks that could adversely affect our business, results of operations and financial condition.

We may pursue acquisitions of businesses, technologies, products or services that we believe complement or expand our existing business. Acquisitions involve numerous risks, including:

•	diversion of management’s attention during the acquisition and integration process;

•	costs, delays and difficulties of integrating the acquired company’s operations, technologies and personnel into our existing operations and organization;

•	adverse impact on earnings as a result of amortizing the acquired company’s intangible assets or impairment charges related to write-downs of goodwill related to acquisitions;

•	issuances of equity securities to pay for acquisitions, which may be dilutive to existing stockholders;

•	potential loss of customers or key employees of acquired companies;

•	impact on our financial condition due to the timing of the acquisition or our failure to meet operating expectations for acquired businesses; and

•	assumption of unknown liabilities of the acquired company.

Any acquisitions of businesses, technologies, products or services may not generate sufficient revenues to offset the associated costs of the acquisitions or may result in other adverse effects.

Our use of “open source” software could negatively affect our business and subjects us to possible litigation.

Some of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, the Common Public License, “Apache-style”’ licenses, “Berkley Software Distribution or BSD-style” licenses and other open source licenses. We monitor our use of open source software to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. The use of such open source software may ultimately subject some of our products to unintended conditions which may negatively affect our business, financial condition, operating results, cash flow and ability to commercialize our products or technologies.

Some of these open source licenses may subject us to certain conditions, including requirements that we offer our products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be enjoined from the distribution of our products that contained the open source software and required to make the source code for the open source software available to others, to grant third parties certain rights of further use of our software or to remove the open source software from our products, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

Risks Relating to the Offering

The price of our common stock may be highly volatile and may decline regardless of our operating performance.

The market price of our common stock could be subject to significant fluctuations in response to:

•	variations in our quarterly or annual operating results;

•	changes in financial estimates, treatment of our tax assets or liabilities or investment recommendations by securities analysts following our business;

•	the public’s response to our press releases, our other public announcements and our filings with the SEC;

•	changes in accounting standards, policies, guidance or interpretations or principles;

•	sales of common stock by our directors, officers and significant stockholders;

•	announcements of technological innovations or enhanced or new products by us or our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	broad market and industry factors; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

The market prices of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock are available for sale into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock sold in this offering will be freely tradable, except for any shares sold to our affiliates which are subject to the volume limitations and other restrictions of Rule 144 promulgated under the Securities Act.

In connection with this offering, all members of our senior management, our directors and the selling stockholders have entered into written “lock-up” agreements providing in general that, for a period of 90 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. However, these lock-up agreements are subject to a number of specified exceptions. See “Shares Eligible for Future Sale — Lock-up Agreements” for more information regarding these lock-up agreements. Upon the expiration of the lock-up period, an additional      shares of our common stock will be tradable in the public market subject, in most cases, to volume and other restrictions under federal securities laws. In addition, as of April 30, 2007, options exercisable for an aggregate of approximately 4,824,707 shares of our common stock are outstanding. We have entered into agreements with the holders of approximately           shares of our common stock under which, subject to the applicable lock-up agreements, we may be required to register those shares.

Credit Suisse Securities (USA) LLC, an underwriter in this offering, has an interest in the successful completion of this offering beyond the underwriting discounts and commissions it will receive.

Affiliates of Credit Suisse Securities (USA) LLC, an underwriter in this offering, will receive proceeds from this offering. Affiliates of Credit Suisse Securities (USA) LLC own approximately 35.5% of our common stock as of April 30, 2007 (calculated without giving effect to this offering). See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions” for a more complete description of those affiliates’ ownership of our capital stock.

In addition, certain affiliates of Credit Suisse Securities (USA) LLC are selling stockholders in this offering. Those affiliates of Credit Suisse Securities (USA) LLC will sell an aggregate of 7,200,000 shares (or 8,325,000 shares if the underwriters exercise their over-allotment option in full) in this offering and will receive aggregate sale proceeds of $111.4 million, or $128.8 million if the underwriters exercise their over-allotment option in full (in each case, based on an offering price of $16.37 per share, the last sale price of our common stock on The NASDAQ Global Market on May 24, 2007), less underwriting discounts and commissions. Upon completion of the offering and related transactions, affiliates of Credit Suisse Securities (USA) LLC will own approximately 18.3% of our common stock (or approximately 15.6% of our common stock if the underwriters exercise their over-allotment option in full). See “Principal and Selling Stockholders.”

These affiliations present a conflict of interest because Credit Suisse Securities (USA) LLC has an interest in the successful completion of this offering beyond its interest as an underwriter in this offering. The conflict of interest arises due to the interests of its affiliates in this offering as selling stockholders. This offering therefore is being made using a “qualified independent underwriter” in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are intended to address potential conflicts of interest involving underwriters. See “Underwriting” for a more detailed description of the independent underwriting procedures that are being used in connection with the offering.

Approximately 17.4% of our outstanding common stock has been deposited into a voting trust, which could affect the outcome of stockholder actions.

Upon completion of this offering, approximately 7,377,860 shares of our common stock (or 6,252,860 shares if the underwriters exercise their over-allotment option in full) representing approximately 17.4% of our common stock outstanding (or 14.7% if the underwriters exercise their over-allotment option in full), is subject to a voting trust agreement pursuant to which the shares are voted by an independent voting trustee.

The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter and any determination whether to vote the shares is required by the voting trust agreement to be made by the trustee without consultation with the owners. The voting trust agreement does not provide any criteria that the trustee must use in determining whether or not to vote on a matter. If, however, the trustee votes the shares on any matter subject to a stockholder vote, including proposals involving the election of directors, changes of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by our other stockholders. As long as these shares continue to be held in the voting trust, if the trustee determines to vote the shares on a particular matter, the voting power of all other stockholders will be magnified by the operation of the voting trust. With respect to matters such as the election of directors, Delaware law provides that the requisite stockholder vote is based on the shares actually voted. Accordingly, with respect to these matters, the voting trust makes it possible to control the “majority” vote of our stockholders with only 41.3% of our common stock (or 42.7% if the underwriters exercise their over-allotment option in full), an amount equal to 50% of our outstanding common stock not held in voting trust. In addition, with respect to other matters, including the approval of a merger or acquisition of our company or substantially all of our assets, a majority or other specified percentage of our outstanding shares of common stock must be voted in favor of the matter in order for it to be adopted. If the trustee does not vote the shares subject to the voting trust on these matters, the effect of the non-vote would be equivalent to a vote “against” the matter, making it substantially more difficult to achieve stockholder approval of the matter. See “Description of Capital Stock — Voting Trust Agreement” for more information regarding the voting trust agreement.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for CommVault and prevent changes in our management.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	a classified board in which only a third of the total board members will be elected at each annual stockholder meeting;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, certain of our employment agreements and incentive plans provide for vesting of stock options and/or payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price. See “Management — Employment Agreements,” “— Change of Control Agreements” and “— Employee Benefit Plans” and “Description of Capital Stock — Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws” and “— Delaware Business Combination Statute.”

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and new NASDAQ rules promulgated in response to the Sarbanes-Oxley Act regulate corporate governance practices of public companies. Compliance with these public company requirements has increased our costs and we expect that it will continue to increase our costs and make some activities more time consuming. For example, in fiscal 2007 we created a new internal Disclosures and Controls Committee, and adopted new internal controls and disclosure controls and procedures. In addition, we will continue to incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for fiscal year ending March 31, 2008, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. Our management and auditors have identified material weaknesses in the design and operation of our internal controls as of March 31, 2006 and December 31, 2006. We believe we have remediated these material weaknesses by implementing new policies and procedures during fiscal 2007. We also expect that it will be difficult and expensive to maintain and renew director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “project,” “intend,” “could” or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. You should be aware that these statements and any other forward-looking statements in this document reflect only our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control, and may cause actual results and performance to differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include the risks and uncertainties set forth in this prospectus under the heading “Risk Factors.” Accordingly, you should not place undue reliance on the forward-looking statements contained in this prospectus. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in the offering (based on an offering price of $16.37 per share, the last sale price of our common stock as reported on The NASDAQ Global Market on May 24, 2007), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $4.2 million. We intend to use these proceeds, together with approximately $2.1 million of our existing cash and cash equivalents, to pay the outstanding principal and accrued interest under our term loan (an amount equal to $6.3 million as of June 15, 2007, assuming interest accrued at a rate equal to 7.0% per annum for the applicable period) as soon as practicable after the receipt of such proceeds. Borrowings under our term loan require principal and interest to be repaid in quarterly installments over a 24-month period through September 1, 2008, subject to acceleration, at the discretion of the lender. Interest accrues at a rate equal to the 30-day LIBOR plus 1.50%. We incurred the indebtedness under our term loan to pay amounts due our former preferred stockholders upon conversion of the preferred shares into shares of common stock, which occurred in connection with our initial public offering.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on The NASDAQ Global Market under the symbol “CVLT.” Prior to September 22, 2006, no established public trading market for our common stock existed. The following table sets forth, for the periods indicated, the high and the low closing sales prices of our common stock, as reported on The NASDAQ Global Market:

	Sales Price Per Share
	High	Low

Fiscal Year Ending March 31, 2007
Second Quarter (September 22, 2006 through September 30, 2006)	$18.15	$14.74
Third Quarter	20.74	16.25
Fourth Quarter	20.85	15.00
Fiscal Year Ending March 31, 2008
First Quarter (April 1, 2007 through May 24, 2007)	$18.23	$14.97

See the cover page of this prospectus for the last sales price of our common stock reported on The NASDAQ Global Market as of May 24, 2007. As of April 30, 2007, there were 42,193,268 shares of our common stock outstanding held by 288 holders of record. The number of record holders does not represent the actual number of beneficial owners of shares of our common stock because shares are frequently held in street name by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we intend to retain our future earnings, if any, to fund the growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that the board of directors, in its sole discretion, may consider relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, term loan and capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis after giving affect to the completion of this offering at an assumed offering price of $16.37 per share, the last reported sale price of our common stock on May 24, 2007, and the use of proceeds therefrom as discussed under “Use of Proceeds.”

You should read this table together with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in the prospectus.

	As of
	March 31, 2007
	Actual	As Adjusted(1)
	(In thousands, except share and per share amounts)

Cash and cash equivalents(2)	$65,001	$61,674

Term loan	$7,500	$—

Stockholders’ equity:
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, no shares issued or outstanding	$—	$—
Common stock, par value $0.01 per share, 250,000,000 shares authorized, 41,967,710 shares issued and outstanding, actual; 250,000,000 shares authorized, 42,267,710 shares issued and outstanding, as adjusted	420	423
Additional paid-in capital	182,297	186,510
Accumulated deficit	(104,333)	(104,333)
Accumulated other comprehensive loss	(62)	(62)

Total stockholders’ equity	78,322	82,538

Total capitalization	$78,322	$82,538

(1)	A $1.00 increase (decrease) in the assumed offering price per share would increase (decrease) each of cash, additional paid-in capital and total capitalization by $0.3 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(2)	The As Adjusted column does not give effect to the payment of accrued interest in connection with the prepayment of the term loan.

Share information above excludes 4,065,321 shares of common stock available for issuance under our 1996 Stock Option Plan and 2006 Long-Term Stock Incentive Plan, including 7,670,996 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2007 at a weighted average exercise price of $6.39 per share.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the discussion under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

We derived the statement of operations data for each of the three years in the period ended March 31, 2007 and the balance sheet data as of March 31, 2007 and March 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for each of the two years in the period ended March 31, 2004 and the balance sheet data as of March 31, 2005, 2004 and 2003 from our audited consolidated financial statements that are not included in this prospectus.

	Year Ended March 31,
	2007	2006	2005	2004	2003
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Software	$83,870	$62,422	$49,598	$39,474	$29,485
Services	67,237	47,050	33,031	21,772	14,840
Hardware, supplies and other	—	—	—	—	94

Total revenues	151,107	109,472	82,629	61,246	44,419
Cost of revenues:
Software	1,640	1,764	1,497	1,168	932
Services	20,044	13,231	9,975	8,049	6,095
Hardware, supplies and other	—	—	—	—	72

Total cost of revenues	21,684	14,995	11,472	9,217	7,099

Gross margin	129,423	94,477	71,157	52,029	37,320
Operating expenses:
Sales and marketing	68,240	51,326	43,248	37,592	29,842
Research and development	23,398	19,301	17,239	16,214	16,153
General and administrative	18,610	12,275	8,955	8,599	6,332
Depreciation and amortization	2,603	1,623	1,390	1,396	1,752

Income (loss) from operations	16,572	9,952	325	(11,772)	(16,759)
Interest expense	(326)	(7)	(14)	(60)	—
Interest income	2,600	1,262	346	134	297

Income (loss) before income taxes	18,846	11,207	657	(11,698)	(16,462)
Income tax benefit (expense)(1)	45,408	(451)	(174)	—	52

Net income (loss)	64,254	10,756	483	(11,698)	(16,410)
Less: accretion of preferred stock dividends	(2,818)	(5,661)	(5,661)	(5,676)	(5,661)
Less: accretion of fair value of preferred stock upon conversion	(102,745)	—	—	—	—

Net income (loss) attributable to common stockholders	$(41,309)	$5,095	$(5,178)	$(17,374)	$(22,071)

Net income (loss) attributable to common stockholders per share(2):
Basic	$(1.35)	$0.18	$(0.28)	$(0.93)	$(1.20)

Diluted	$(1.35)	$0.17	$(0.28)	$(0.93)	$(1.20)

Weighted average shares used in computing per share amounts:
Basic	30,670	18,839	18,712	18,601	18,371

Diluted	30,670	30,932	18,712	18,601	18,371

	As of March 31,
	2007	2006	2005	2004	2003
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$65,001	$48,039	$24,795	$22,958	$7,611
Working capital	34,889	24,139	13,441	13,164	5,633
Total assets	148,039	72,568	47,513	41,779	26,489
Cumulative redeemable convertible preferred stock:
Series A through E, at liquidation value	—	99,168	93,507	87,846	82,170
Total stockholders’ equity (deficit)	78,322	(73,664)	(81,010)	(75,910)	(75,561)

(1)	The income tax benefit in fiscal 2007 primarily reflects a $52.2 million reversal of our deferred income tax valuation allowance partially offset by the recognition of $5.0 million for certain tax reserves. These adjustments have increased our fiscal 2007 net income by $47.2 million.

(2)	See Note 2 in the consolidated financial statements for a reconciliation of the basic and diluted earnings per share calculation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere in this prospectus. Except for the historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” and “Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

CommVault is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. We develop, market and sell a unified suite of data management software applications under the QiNetix brand. QiNetix is specifically designed to protect and manage data throughout its lifecycle in less time, at lower cost and with fewer resources than alternative solutions. Our products and capabilities enable our customers to deploy solutions for data protection, business continuance, corporate compliance and centralized management reporting. We also provide our customers with a broad range of highly effective services that are delivered by our worldwide support and field operations.

History and Background

We began operations in 1988 as a development group within Bell Labs and were later designated as an AT&T Network Systems strategic business unit. We were formed to develop automated backup, archiving and recovery products for AT&T’s internal use. These products were comprised of internally developed software integrated with third party hardware. Our business became a part of Lucent Technologies, which was created by and later spun-off from AT&T. Donaldson, Lufkin & Jenrette Merchant Banking and the Sprout Group funded and completed a management buyout of our Company from Lucent in May 1996. After the buyout, we continued to sell our software products integrated with third party hardware, primarily UNIX servers and optical and magnetic tape libraries. These combined hardware and software products were marketed as ABARS, or Automated Backup and Recovery Solution, through 1997, at which time we renamed the products Vault 98.

In April 1998, our board of directors and a new management team changed our strategic direction. We believed that the data management software industry would shift from local, server-attached environments to more complex and widely distributed data networks. We believed that a broad suite of data management software applications built upon an innovative architecture and a single underlying code base would more easily and cost-effectively manage data in this complex networked environment. We also believed that our competitors would address this opportunity by adapting their legacy platforms and by developing or acquiring new applications built upon dissimilar underlying software architectures. We believed, and continue to believe, that managing data with this type of loosely integrated solution would be more difficult and costly for the customer. We also recognized that our legacy Vault 98 technology was too limited to address the broader data management market opportunity. This vision resulted in an almost two-year development project that culminated in the introduction of our Galaxy data protection software in February 2000. Galaxy represented the first of our software applications built upon our new architectural platform, and we now market it as one of the applications in our QiNetix software suite. The introduction of Galaxy also marked the beginning of the phasing out of both our Vault 98 products and the sale of third party hardware. We substantially completed the phase-out of our sales of Vault 98 products and third party hardware in September 2001.

We have spent the past seven years developing, enhancing and introducing the following eight applications as part of our QiNetix software suite, all of which are built upon our unified architectural design: QiNetix Galaxy Backup and Recovery (released in 2000), QiNetix DataMigrator (released in 2002), QiNetix QuickRecovery (released in 2002), QiNetix DataArchiver (released in 2003), QiNetix StorageManager (released in 2003), QiNetix QNet (released in 2003), QiNetix Data Classification (released in 2005) and QiNetix ContinuousDataReplicator (released June 2006). In addition to QiNetix Galaxy, the subsequent release of our other QiNetix software has substantially increased our addressable market. As of March 31, 2007, we had licensed our software applications to approximately 5,900 registered customers.

We completed our initial public offering on September 27, 2006 in which 12,777,778 shares of common stock were sold to the public at a price of $14.50 per share. We sold 6,148,148 shares and certain of our stockholders sold 6,629,630 shares in the offering. After deducting the underwriting discounts and commissions and the other offering expenses, our net proceeds from the initial public offering were approximately $80.2 million. In conjunction with the initial public offering, we also sold 102,640 shares of common stock in a concurrent private placement at the initial public offering price pursuant to preemptive rights that arose as a result of the initial public offering. Our net proceeds from the concurrent private placement were approximately $1.5 million. We used the net proceeds of the offering and the private placement, together with borrowings under our term loan and $10.1 million of our existing cash and cash equivalents, to pay $101.8 million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon their conversions into common stock, which occurred upon the closing of the offering. In conjunction with the offering, all of our outstanding shares of preferred stock were converted into 16,019,480 shares of our common stock.

We currently derive the majority of our software revenue from our Galaxy Backup and Recovery software application. Sales of Galaxy Backup and Recovery represented approximately 83% of our total software revenue for fiscal 2007 and 90% in fiscal 2006. In addition, we derive the majority of our services revenue from customer and technical support associated with our Galaxy Backup and Recovery software application. We anticipate that we will continue to derive a majority of our software and services revenue from our Galaxy Backup and Recovery software application for the foreseeable future.

Given the nature of the industry in which we operate, our software applications are subject to obsolescence. We continually develop and introduce updates to our existing software applications in order to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive software applications that may render our existing software applications obsolete. For each of our software applications, we provide full support for the current generally available release and one prior release. When we declare a product release obsolete, a customer notice is delivered twelve months prior to the effective date of obsolescence announcing continuation of full product support for the first six months. We provide an additional six months of extended assistance support in which we only provide existing workarounds or fixes that do not require additional development activity. We do not have existing plans to make any of our software products permanently obsolete.

Sources of Revenues

We derive the majority of our revenues from sales of licenses of our software applications. We do not customize our software for a specific end user customer. We sell our software applications to end user customers both directly through our sales force and indirectly through our global network of value-added reseller partners, systems integrators, corporate resellers and original equipment manufacturers. Our corporate resellers bundle or sell our software applications together with their own products, and our value-added resellers sell our software applications independently. Our software revenue was 56% of our total revenues for fiscal 2007, 57% for fiscal 2006 and 60% for fiscal 2005. Software revenue generated through direct distribution channels was approximately 31% of total software revenue in fiscal 2007, 32% in fiscal 2006 and 38% in fiscal 2005. Software revenue generated through indirect distribution channels was approximately 69% of total software revenue in fiscal 2007, 68% in fiscal 2006 and 62% in fiscal 2005. We have no current plans to focus future growth on one distribution channel versus another. The failure of our indirect distribution channels to effectively sell our software applications could have a material adverse effect on our revenues and results of operations.

We have original equipment manufacturer agreements with Dell and Hitachi Data Systems pursuant to which they have agreed to market, sell and support our software applications and services on a stand-alone basis and/or incorporate our software applications into their own hardware products. Dell and Hitachi Data Systems have no obligation to recommend or offer our software applications exclusively or at all, and they have no minimum sales requirements and can terminate our relationship at any time. An increasing amount of our software revenue is related to arrangements with original equipment manufacturers that have no obligation to sell our software applications. A material portion of our software revenue is generated through these arrangements, and we expect this contribution to grow in the future.

We recently signed an original equipment manufacturer agreement with Bull SAS (Bull) pursuant to which they have agreed to market, sell and support our software applications and services. To date, we have not generated any revenue through Bull, but expect this contribution to occur in the future.

We also recently signed a wide-ranging distribution agreement with Arrow Electronics, Inc. (Arrow) covering our North American commercial markets. We expect that many of our value-added reseller partners will be transitioned to Arrow and that revenues currently generated through our reseller channel will be largely transitioned to Arrow in fiscal 2008.

In recent fiscal years, we have generated approximately two-thirds of our software revenue from our existing customer base and approximately one-third of our software revenue from new customers. Our total software revenue in any particular period is, to a certain extent, dependent upon our ability to generate revenues from large customer software deals. We expect the number of software transactions over $0.1 million to increase throughout fiscal 2008, although the size and timing of any particular software transaction is more difficult to forecast. Such software transactions typically represent approximately 30% to 35% of our total software revenue in any given period.

Our services revenue is made up of fees from the delivery of customer support and other professional services, which are typically sold in connection with the sale of our software applications. Customer support agreements provide technical support and unspecified software updates on a when-and-if-available basis for an annual fee based on licenses purchased and the level of service subscribed. Other professional services include consulting, assessment and design services, implementation and post-deployment services and training, all of which to date have predominantly been sold in connection with the sale of software applications Our services revenue was 44% of our total revenues for fiscal 2007, 43% for fiscal 2006 and 40% for fiscal 2005. The gross margin of our services revenue was 70.2% for fiscal 2007, 71.9% for fiscal 2006 and 69.8% for fiscal 2005. Our services revenue has lower gross margins than our software revenue. An increase in the percentage of total revenues represented by services revenue would adversely affect our overall gross margins.

Description of Costs and Expenses

Our cost of revenues is as follows:

•	Cost of Software Revenue, consists primarily of third party royalties and other costs such as media, manuals, translation and distribution costs;

•	Cost of Services Revenue, consists primarily of salary and employee benefit costs in providing customer support and other professional services; and

Our operating expenses are as follows:

•	Sales and Marketing, consists primarily of salaries, commissions, employee benefits and other direct and indirect business expenses, including travel related expenses, sales promotion expenses, public relations expenses and costs for marketing materials and other marketing events (such as trade shows and advertising);

•	Research and Development, which is primarily the expense of developing new software applications and modifying existing software applications, consists principally of salaries and benefits for research and development personnel and related expenses; contract labor expense and consulting fees as well as other expenses associated with the design, certification and testing of our software applications; and legal costs associated with the patent registration of such software applications;

•	General and Administrative, consists primarily of salaries and benefits for our executive, accounting, human resources, legal, information systems and other administrative personnel. Also included in this category are other general corporate expenses, such as outside legal and accounting services and insurance; and

•	Depreciation and Amortization, consists of depreciation expense primarily for computer equipment we use for information services and in our development and test labs.

We anticipate that each of the above categories of operating expenses will increase in dollar amounts, but will decline as a percentage of total revenues in the long-term.

Critical Accounting Policies

In presenting our consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and judgments that affect the amounts reported therein. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, which could potentially have a material effect on our reported financial condition or results of operations.

Revenue Recognition

We recognize revenue in accordance with the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, and related interpretations. Our revenue recognition policy is based on complex rules that require us to make significant judgments and estimates. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized currently (generally software revenue) and which portions must be deferred and recognized in future periods (generally services revenue). We analyze various factors including, but not limited to, the sales of undelivered services when sold on a stand-alone basis, our pricing policies, the credit-worthiness of our customers and resellers, accounts receivable aging data and contractual terms and conditions in making such judgments about revenue recognition. Changes in judgment on any of these factors could materially impact the timing and amount of revenue recognized in a given period.

Currently we derive revenues from two primary sources, or elements: software licenses and services. Services include customer support, consulting, assessment and design services, installation services and training. A typical sales arrangement includes both of these elements.

For sales arrangements involving multiple elements, we recognize revenue using the residual method as described in SOP 98-9. Under the residual method, we allocate and defer revenue for the undelivered elements based on relative fair value and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence (“VSOE”).

Software licenses typically provide for the perpetual right to use our software and are sold on a per-copy basis or as site licenses. Site licenses give the customer the additional right to deploy the software on a limited basis during a specified term. We recognize software revenue through direct sales channels upon receipt of a purchase order or other persuasive evidence and when the other three basic revenue recognition criteria are met as described in the revenue recognition section in Note 2 of our “Notes to Consolidated Financial Statements.” We recognize software revenue through all indirect sales channels on a sell-through model. A sell-through model requires that we recognize revenue when the basic revenue recognition criteria are met and these channels complete the sale of our software products to the end user. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report or purchase order from that original equipment manufacturer partner.

Services revenue includes revenue from customer support and other professional services. Customer support includes software updates on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, we primarily use historical renewal rates and, in certain cases, we use stated renewal rates. Historical renewal rates are supported by a rolling 12-month VSOE analysis in which we segregate our customer support renewal contracts into different classes based on specific criteria including, but not limited to, dollar amount of software purchased, level of customer support being provided and distribution channel. The purpose of such an analysis is to determine if the customer support element that is deferred at the time of a software sale is consistent with how it is sold on a stand-alone renewal basis.

Our other professional services include consulting, assessment and design services, installation services and training. Other professional services provided by us are not mandatory and can also be performed by the customer or a third party. In addition to a signed purchase order, our consulting, assessment and design services and installation services are generally evidenced by a signed Statement of Work, which defines the specific scope of the services to be performed when sold and performed on a stand-alone basis or included in multiple-element sales arrangements. Revenues from consulting, assessment and design services and installation services are based upon a daily or weekly rate and are recognized when the services are completed. Training includes courses taught by our instructors or third party contractors either at one of our facilities or at the customer’s site. Training fees are recognized after the training course has been provided. Based on our analysis of such other professional services transactions sold on a stand-alone basis, we have concluded that we have established VSOE for such other professional services when sold in connection with a multiple-element sales arrangement.

In summary, we have analyzed all of the undelivered elements included in our multiple-element sales arrangements and determined that we have VSOE of fair value to allocate revenues to services. Our analysis of the undelivered elements has provided us with results that are consistent with the estimates and assumptions used to determine the timing and amount of revenue recognized in our multiple-element sales arrangements. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9. We are not likely to materially change our pricing and discounting practices in the future.

Our sales arrangements generally do not include acceptance clauses. However, if an arrangement does include an acceptance clause, we defer the revenue for such arrangement and recognize it upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.

We have offered limited price protection under certain original equipment manufacturer agreements. Any right to a future refund from such price protection is entirely within our control. We estimate that the likelihood of a future payout due to price protection is remote.

During the preparation of our financial statements for fiscal 2006 and as of December 31, 2006, we became aware of material weaknesses related to our revenue recognition procedures for certain multiple-element sales arrangements accounted for under Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. During fiscal 2006, we changed our customary business practice and began to require and utilize a signed Statement of Work documenting the scope of our other professional services offerings greater than $10,000 (excluding training), in addition to a signed purchase order, when sold and performed on a stand-alone basis or included in multiple-element sales arrangements. Persuasive evidence of an arrangement does not exist for such multiple-element sales arrangements until the Statement of Work covering the other professional services is signed by both CommVault and the end-user customer. During fiscal 2006, we recorded software revenue of approximately $2.5 million and services revenue of approximately $0.1 million related to certain multiple-element sales arrangement transactions before a signed Statement of Work covering the other professional services was obtained. As a result, we recorded a reduction to revenue and a corresponding increase to deferred revenue of approximately $2.6 million in fiscal 2006 related to this material weakness. The revenue was subsequently recognized during fiscal 2007. We believe we have remediated the material weakness by related to multiple-element sales arrangements containing a Statement of Work.

At December 31, 2006, we determined that we did not have an effective process in place to evaluate the appropriate revenue recognition treatment for complex contractual arrangements with customers involving multiple agreements. We have taken the following actions that we believe have remediated this identified material weakness: adopted formal procedures whereby all significant contracts are independently reviewed by a Contract Review Committee comprised of key members of our management, legal and finance teams for identification of any complex accounting issues; engage experts to consult with management in conjunction with its selection and evaluation of the appropriate accounting treatment for complex contractual arrangements; and we continue to train technical accounting personnel and enhance supervision with regard to timely review and approval of significant revenue transactions.

See “Risk Factors — Risks Relating to Our Business — Our management and auditors have identified material weaknesses in the design and operation of our internal controls as of March 31, 2006 and December 31, 2006 which, if our remediation efforts fail, could result in material misstatements in our financial statements in future periods” for more information about these material weaknesses.

Stock-Based Compensation

As of March 31, 2007, we maintain two stock-based compensation plans, which are described more fully in Note 9 of our “Notes to Consolidated Financial Statements.” Prior to April 1, 2006, we accounted for our stock option plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, (“SFAS 123”), Accounting for Stock-Based Compensation. Stock-based employee compensation cost was recognized in the Statement of Operations for the years ended March 31, 2006 and 2005 to the extent stock options granted had an exercise price that was less than the fair value of the underlying common stock on the date of grant. In Note 2 of our consolidated financial statements, we have presented the pro forma effect on net income (loss) attributable to common stockholders as if we had applied the fair value recognition of SFAS 123.

On April 1, 2006, we adopted the fair value recognition provisions of SFAS Statement No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) using the modified prospective method and therefore we have not restated our financial results for prior periods. Under this transition method, stock-based compensation costs during the year ended March 31, 2007 includes the portion related to stock options vesting in the period for (1) all options granted prior to, but not vested as of April 1, 2006, based on the grant date fair value in accordance with the original provisions of SFAS 123 and (2) all options granted subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). As a result of adopting SFAS 123(R) on April 1, 2006, our income before income taxes and net income for fiscal 2007 is $3.9 million and $2.5 million lower, respectively, than if we had continued to account for stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees. As of March 31, 2007, we have only granted non-qualified stock options under our stock-based compensation plans. We anticipate that future grants under our stock-based compensation plans will include both non-qualified stock options and restricted stock units.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The fair value of stock option awards subsequent to April 1, 2006 is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility was calculated based on reported data for a peer group of publicly traded companies for which historical information was available. We will continue to use peer group volatility information until our historical volatility is relevant to measure expected volatility for future option grants. The average expected life was determined according to the “SEC shortcut approach” as described in SAB 107, Disclosure about Fair Value of Financial Instruments, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is determined by reference to U.S. Treasury yield curve rates with a remaining term equal to the expected life assumed at the date of grant. Forfeitures are estimated based on a historical analysis of our actual stock option forfeitures.

The assumptions used in the Black-Scholes option-pricing model are as follows:

Year Ended
March 31, 2007

Dividend yield	None
Expected volatility	48% - 55%
Weighted average expected volatility	51%
Risk-free interest rates	4.45% - 5.04%
Expected life (in years)	6.25

The following table presents the exercise price and fair value per share for grants issued during fiscal 2006 and 2007:

			Fair
	Options	Exercise	Value per	Intrinsic
Grant Date	Granted	Price	Common Share	Value

Fiscal Year 2006:
May 5, 2005	359,750	$4.50	$6.92	$2.42
July 29, 2005	461,375	4.70	8.36	3.66
September 19, 2005	800,000	4.70	9.18	4.48
November 3, 2005	374,500	6.70	10.34	3.64
January 26, 2006	334,350	7.50	11.08	3.58
March 2, 2006	163,625	8.10	12.84	4.74
Fiscal Year 2007:
April 20, 2006	150,000	$11.70	$12.98	$1.28
May 3, 2006	89,750	12.60	13.08	0.48
July 27, 2006	145,600	12.74	12.74	—
September 12, 2006	135,375	13.50	13.50	—
October 13, 2006	30,875	18.85	18.85	—
November 14, 2006	47,500	17.60	17.60	—
December 14, 2006	39,000	19.99	19.99	—
January 15, 2007	34,000	19.84	19.84	—
February 14, 2007	63,500	16.26	16.26	—
March 14, 2007	25,250	16.27	16.27	—

Prior to July 27, 2006, the exercise prices for options granted were set by our board of directors based upon our internal valuation model. Our internal valuation model used a consistent formula based on 12-month projected revenues in periods where we were not profitable and alternatively 12-month projected earnings when we started to achieve profitability on a regular basis. Our internal valuation was based on multiples (either revenue or earnings) of a comparable group of publicly traded companies in our market sector. In connection with the preparation of the financial statements for our initial public offering, we performed a retrospective determination of fair value of our common stock underlying stock option grants from January 1, 2005 through May 3, 2006. The retrospective determination of fair value of our common stock utilized the probability weighted expected returns (“PWER”) method described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”).

Under the PWER method, the value of our common stock was estimated based upon an analysis of future values for the enterprise assuming various future outcomes. In our situation, the future outcomes included two scenarios: (i) we become a public company (“public company scenario”) and (ii) we remain a private company (“remains private scenario”). We used a low probability assumption for our January 2005 grants and this percentage increased as significant milestones were achieved and as discussions with our investment bankers increased as we prepared for the initial public offering process. An increase in the probability assessment for an initial public offering increased the value ascribed to our common stock.

Under the “public company” scenario, fair value per common share was calculated using our expected pre-initial public offering valuation and a risk-adjusted discount rate ranging from 20% to 25% based on the estimated timing of our potential initial public offering. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later IPO and (2) our calculated cost of capital. Based on this data, we used a risk-adjusted discount rate of 25% for the January 2005 valuation date and lowered such a rate to 20% for the subsequent valuation dates based on the decreased inherent risk of investing in our common stock as we continued to develop our products and achieved increased levels of profitability. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the “public company” scenario. If different discount rates had been used, the valuations would have been different.

Determining the fair value of the common stock of a private enterprise requires complex and subjective judgments. As such, under the “remains private” scenario, our retrospective estimates of enterprise value were based upon a combination of the income approach and the market approach. The significant portion of the value derived under the income approach is based upon the calculation of the terminal value, which in this analysis is based on data from publicly traded guideline companies. In addition, the income approach allows for the full utilization of the our net operating loss carryforwards as it is a forward looking model, as compared to the market approach that focuses on historical results. Lastly, based on our stage of development and our ability to generate profits only recently, it was more likely that a potential investor in our common stock would place the bulk of their emphasis on future expectations rather than on historical performance. As such, it was our opinion that the income approach provided a much more meaningful indication of value and we therefore placed greater emphasis upon the conclusion as rendered by this approach and relatively less weight upon the value determined by the market approach. Accordingly, we applied a weight of 80% to the income approach and a weight of 20% to the market approach. If different weights were applied to the income and market approach, the valuations would have been different.

Under the income approach, our enterprise value was based on the present value of our forecasted operating results. The assumptions underlying the estimates were consistent with the business plan used by our management. Similar to the “public company” scenario, a risk-adjusted discount rate ranging from 20% to 25% was used based on the inherent risk of an investment in CommVault. If different discount rates had been used, the valuations would have been different.

Under the market approach, our estimated enterprise value was developed based revenue multiples of comparable companies. Specifically, a search was conducted for companies with a similar Standard Industrial Classification code. This search revealed numerous publicly-traded companies in this industry. From this total population of over 500 guideline companies, eight companies were selected as comparable companies for inclusion in the valuation analysis based on scope and breadth of product offerings, annual revenue, stage of development, prospects for growth and risk profiles. Although each of the comparable companies differ in some respects from us, they are generally influenced by similar business and economic conditions and are considered to offer alternative investment opportunities. If different comparable companies were used, the valuations would have been different.

The fair value of our common stock under the “remains private” scenario was determined by reducing the total estimated “remains private” enterprise value by the liquidation preferences that our Series A through E cumulative redeemable convertible preferred stock had and the conversion preferences that our Series AA, BB and CC convertible preferred stock had as well as a discount for lack of marketability of 35% assuming we remained a private company. We had one significant restriction on the marketability of our common stock related to the blocking rights that our Series CC preferred stockholders had if we were to conduct an IPO that has an offering price of less than $6.26 per share, on an as adjusted basis. In addition, there was also no guarantee of future dividends being paid. After considering these factors, as well as the results of a number of empirical studies, IRS Revenue Ruling 77-287 involving the issue of discounts for lack of marketability and certain other company specific factors (such as the prospects for liquidity absent an IPO and the estimated volatility of our common stock), a 35% discount for lack of marketability was deemed appropriate to apply to the common stock. If a different discount for lack of marketability was used, the valuations would have been different.

Valuation models require the input of highly subjective assumptions. Because, prior to our initial public offering, our common stock had characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions could have materially affected the fair value estimate, in management’s opinion, the existing models did not necessarily provide a reliable, single measure of the fair value of our common stock.

The foregoing valuation methodologies are not the only valuation methodologies available and were not used to value our common stock after the initial public offering. We cannot assure you of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

In conjunction with each of the factors noted below, the primary factors that contributed to the difference between the fair value of our common stock as of each grant date prior to July 27, 2006 and our initial offering price of $14.50 per share included:

•	The continued execution of our business model which had resulted in total revenues increasing 32% in fiscal 2006 compared to fiscal 2005 and 52% in the three months ended June 30, 2006 compared to the three months ended June 30, 2005. We had experienced such revenue growth in both the United States and in our international operations.

•	Software revenue generated through our original equipment manufacturer agreements had increased approximately $8.5 million, or 425%, in fiscal 2006 compared to fiscal 2005 due to higher revenue from our arrangement with Dell as well as revenue generated from an original equipment manufacturer arrangement we entered into with Hitachi Data Systems in March 2005.

•	We had achieved our fourth consecutive quarter of profitability for the three months ended June 30, 2006.

•	As of June 30, 2006, we had licensed our software applications to approximately 4,300 registered customers representing an increase of approximately 50% compared to March 31, 2005.

•	We had continued to enhance our QiNetix software suite with the introduction of QiNetix Data Classification in 2005 and QiNetix ContinuousDataReplicator in 2006. In addition, we have released numerous enhancements to our existing QiNetix software applications.

•	The passage of time between grant dates, which led to the shifting of the time periods that such valuations are based upon.

•	The probability weighting of being able to proceed with an IPO with an offering price of no less than $6.26 per share, on an as adjusted basis, which is the minimum offering price without being potentially blocked by the Series CC preferred stockholders.

•	In January 2006, we engaged investment bankers to initiate the process of an initial public offering and began drafting a registration statement.

The reassessed fair value of our common stock underlying 359,750 options granted to employees on May 5, 2005 was determined to be $6.92 per share. The increase in fair value as compared to the January 27, 2005 value was primarily due to the following:

•	For the three months ended March 31, 2005, we had the most profitable quarter in our history at that time, generating earnings of approximately $1.6 million;

•	We achieved our first fiscal year of profitability for the year ended March 31, 2005;

•	We entered into an original equipment manufacturer arrangement with Hitachi Data Systems in March 2005; and

•	The possibility of an initial public offering remained relatively low and a probability estimate of 30% was assigned under the PWER method as a result of the significant milestones to be achieved.

The reassessed fair value of our common stock underlying 461,375 options granted to employees on July 29, 2005 was determined to be $8.36 per share. The increase in fair value as compared to the May 5, 2005 value was primarily due to the following:

•	For the three months ended June 30, 2005, revenues and earnings exceeded budget;

•	We increased our earnings forecast for the remainder of fiscal 2006; and

•	We increased the probability estimate for the initial public offering scenario under the PWER method to 40% as a result of our revenues and earnings exceeding budget.

The reassessed fair value of our common stock underlying 800,000 options granted to employees on September 19, 2005 was determined to be $9.18 per share. On September 19, 2005, our compensation committee awarded options to several key executives. The underlying assumptions that were in place as of the July 29, 2005 grant date were still in place on September 19, 2005, except we increased the probability estimate for the initial public offering scenario under the PWER method to 50% as a result of moving closer to a potential initial public offering and anticipating a profitable quarter ending September 30, 2005.

The reassessed fair value of our common stock underlying 374,500 options granted to employees on November 3, 2005 was determined to be $10.34 per share. The increase in fair value as compared to the September 19, 2005 value was primarily due to the following:

•	For the three and six months ended September 30, 2005, earnings exceeded our original budget and revised forecasts;

•	In the six months ended September 30, 2005, we started to achieve substantial revenue growth from our original equipment manufacturer arrangements with Dell and Hitachi Data Systems; and

•	We increased the probability estimate for the initial public offering scenario under the PWER method to 60% as a result of our earnings exceeding forecast and the substantial revenue growth we achieved from our original equipment manufacturer agreements.

The reassessed fair value of our common stock underlying 334,350 options granted to employees on January 26, 2006 was determined to be $11.08 per share. The increase in fair value as compared to the November 3, 2005 value was primarily due to the following:

•	On January 10, 2006, we initiated the process of an initial public offering when we held an organizational meeting; as a result, we increased the initial public offering scenario to 65% under the PWER method;

•	We achieved consecutive quarters of profitability for the first time;

•	For the three and nine months ended December 31, 2005, earnings exceeded our original budget and revised forecasts; and

•	We continued to generate cash flows from operations significantly exceeding budgeted, revised forecast and prior year amounts.

Despite holding an organizational meeting on January 10, 2006, we only increased the initial public offering scenario from 60% at November 3, 2005 to 65% at January 26, 2006 for two primary reasons. First, we needed to conduct an initial public offering at an offering price of at least $6.26 per share otherwise it would potentially be blocked by the Series CC preferred stockholders. There was no assurance as of January 26, 2006 that such an offering price could be obtained. It was our belief that we first needed to achieve our forecasted results for the quarter and fiscal year ending March 31, 2006 before we would be able to obtain such a minimum price per share. Secondly, while we formally initiated the offering process on January 10, 2006, there was no assurance that we would actually proceed with the actual offering. We had also initiated an offering process once before in early 2004, but subsequently decided to not proceed with an actual offering.

The reassessed fair value of our common stock underlying 163,625 options granted to employees on March 2, 2006 was determined to be $12.84 per share. On March 2, 2006, our compensation committee awarded options to certain strategic new hires. The underlying assumptions that were in place as of the January 26, 2006 grant date were still in place on March 2, 2006, except that we increased the probability estimate for the initial public offering scenario under the PWER method to 90% as a result of the imminence of our potential initial public offering and anticipating our fiscal 2006 earnings would exceed forecast and budget amounts.

The reassessed fair value of our common stock underlying 150,000 options and 89,750 options granted to employees on April 20, 2006 and May 3, 2006 was determined to be $12.98 per share and $13.08 per share, respectively. The increase in fair value as of April 20, 2006 and May 3, 2006 as compared to the March 2, 2006 value was primarily due to the following:

•	We achieved our third quarter of consecutive profitability and completed our most profitable fiscal year for the year ended March 31, 2006; and

•	We continued to generate cash flows from operations significantly exceeding budgeted and prior year amounts.

We maintained a 90% probability estimate for the initial public offering scenario under the PWER method for the April 20, 2006 and May 3, 2006 common stock valuations.

We estimated the fair value of our common stock on July 27, 2006 based on a contemporaneous valuation using the PWER method. We estimated the fair value of our common stock on September 12, 2006 based on the midpoint of the estimated offering range contained in our registration statement on Form S-1 related to our initial public offering. The fair market value of our common stock subsequently to the closing of our initial public offering on September 27, 2006 was based on the publicly traded price as reported by The NASDAQ Stock Market.

As of March 31, 2007, there was approximately $15.1 million of unrecognized stock-based compensation expense related to non-vested stock option awards that are expected to be recognized over a weighted average period of 2.58 years. The intrinsic value of the options outstanding as of March 31, 2007, was $75.7 million, of which $51.1 million related to vested options and $24.6 million related to unvested options.

Accounting for Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in net deferred tax assets and tax reserves. As of March 31, 2007, we had deferred tax assets of approximately $52.2 million, which were primarily related to federal, state and foreign net operating loss carryforwards and federal and state research tax credit carryforwards. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. As of March 31, 2007, we maintained a valuation allowance for deferred tax assets of approximately $1.3 million primarily related to net operating loss carryforwards in certain international jurisdictions as there is not sufficient evidence to enable us to conclude that it is more likely than not that such deferred tax assets will be realized. In addition, in evaluating the exposure associated with various filing positions, we record estimated tax reserves for probable exposures. Based on our evaluation of current tax positions, we believe we have appropriately accrued for probable exposures and have tax reserves of approximately $5.0 million recorded within accrued liabilities. If our actual results differ from our estimates, our provision for income taxes could be materially impacted.

Software Development Costs

Research and development expenditures are charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by us between completion of the working model and the point at which the product is ready for general release historically have been immaterial.

Results of Operations

The following table sets forth each of our sources of revenues and costs of revenues for the specified periods as a percentage of our total revenues for those periods:

	For the Year Ended
	March 31,
	2007	2006	2005

Revenues:
Software	56%	57%	60%
Services	44	43	40

Total revenues	100%	100%	100%

Cost of revenues:
Software	1%	2%	2%
Services	13	12	12

Total cost of revenues	14%	14%	14%

Gross margin	86%	86%	86%

Fiscal year ended March 31, 2007 compared to fiscal year ended March 31, 2006

Revenues

Total revenues increased $41.6 million, or 38%, from $109.5 million in fiscal 2006 to $151.1 million in fiscal 2007.

Software Revenue.  Software revenue increased $21.4 million, or 34%, from $62.4 million in fiscal 2006 to $83.9 million in fiscal 2007. Software revenue represented 56% of our total revenues in fiscal 2007 compared to 57% in fiscal 2006. The increase in software revenue was primarily the result of broader acceptance of our software applications and increased revenue from our expanding base of existing customers. Revenue through our resellers and our direct sales force contributed $10.3 million and $6.1 million, respectively, to our overall increase in software revenue. Furthermore, revenue through our original equipment manufacturers contributed $5.0 million to our overall increase in software revenue primarily due to higher revenue from our arrangements with Dell and Hitachi Data Systems. Software revenue transactions greater than $0.1 million increased approximately $4.9 million during fiscal 2007 compared to fiscal 2006. The increase is primarily due to a larger volume and higher average dollar amount of transactions of this type. Movements in foreign exchange rates accounted for approximately $1.3 million, or 6%, of the $21.4 million increase in software revenue.

Services Revenue.  Services revenue increased $20.2 million, or 43%, from $47.1 million in fiscal 2006 to $67.2 million in fiscal 2007. Services revenue represented 44% of our total revenues in fiscal 2007 compared to 43% in fiscal 2006. The increase in services revenue was primarily due to a $16.0 million increase in revenue from customer support agreements as a result of software sales to new customers and renewal agreements with our installed software base. Movements in foreign exchange rates accounted for approximately $0.9 million, or 4%, of the $20.2 million increase in services revenue.

Cost of Revenues

Total cost of revenues increased $6.7 million, or 45%, from $15.0 million in fiscal 2006 to $21.7 million in fiscal 2007. Total cost of revenues represented 14% of our total revenues in both fiscal 2007 and fiscal 2006.

Cost of Software Revenue.  Cost of software revenue decreased approximately $0.1 million, or 7%, from $1.8 million in fiscal 2006 to $1.6 million in fiscal 2007. Cost of software revenue represented 2% of our total software revenue in fiscal 2007 compared to 3% in fiscal 2006. The decrease is primarily due to lower translation and third-party media costs, partially offset by higher third-party royalties.

Cost of Services Revenue.  Cost of services revenue increased $6.8 million, or 51%, from $13.2 million in fiscal 2006 to $20.0 million in fiscal 2007. Cost of services revenue represented 30% of our services revenue in fiscal 2007 compared to 28% in fiscal 2006. The increase in cost of services revenue was primarily the result of higher employee compensation and travel expenses totaling approximately $3.5 million resulting from higher headcount and increased sales as well as higher third party outsourcing costs of approximately $0.9 million.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses increased $16.9 million, or 33%, from $51.3 million in fiscal 2006 to $68.2 million in fiscal 2007. The increase was primarily due to a $7.1 million increase in employee compensation resulting from higher headcount, a $2.3 million increase in stock-based compensation expense due to the adoption of SFAS 123(R), a $2.2 million increase in commission expense on higher revenue levels and a $1.9 million increase in travel and entertainment expenses due to increased headcount. Movements in foreign exchange rates accounted for approximately $0.7 million, or 4%, of the $16.9 million increase in sales and marketing expenses.

Research and Development.  Research and development expenses increased $4.1 million, or 21%, from $19.3 million in fiscal 2006 to $23.4 million in fiscal 2007. The increase was primarily due to $2.0 million of higher employee compensation resulting from higher headcount, a $0.6 million increase in stock-based compensation due to the adoption of SFAS 123(R) and a $0.5 million increase in legal expenses associated with patent registration of our intellectual property.

General and Administrative.  General and administrative expenses increased $6.3 million, or 52%, from $12.3 million in fiscal 2006 to $18.6 million in fiscal 2007. The increase was primarily due to a $2.5 million increase in employee compensation resulting from higher headcount, a $1.7 million increase in accounting, compliance and insurance costs associated with being a public company and a $1.6 million increase in stock-based compensation expense due to the adoption of SFAS 123(R).

Depreciation and Amortization.  Depreciation expense increased $1.0 million, or 60%, from $1.6 million in fiscal 2006 to $2.6 million in fiscal 2007. This reflects higher depreciation associated with increased capital expenditures primarily for product development and other computer-related equipment.

Interest Expense

Interest expense increased $0.3 million, from zero in fiscal 2006 to $0.3 million in fiscal 2007. The increase was due to interest incurred on the term loan facility we entered into in connection with the payments due to the holders of the Series A through E stock at the time of our initial public offering.

Interest Income

Interest income increased $1.3 million, from $1.3 million in fiscal 2006 to $2.6 million in fiscal 2007. The increase was due to higher interest rates and higher cash balances in our deposit accounts.

Income Tax Benefit (Expense)

Income tax benefit (expense) was an expense of $0.5 million in fiscal 2006 compared to a benefit of $45.4 million in fiscal 2007. The income tax expense in fiscal 2006 is primarily due to alternative minimum taxes due to the U.S. federal government as well as various state income taxes. The income tax benefit in fiscal 2007 primarily reflects a $52.2 million reversal of our deferred income tax valuation allowance partially offset by the recognition of approximately $5.0 million for certain tax reserves. Until the fourth quarter of fiscal 2007, we had recorded a valuation allowance to fully reserve our net deferred tax assets based on our assessment that the realization of the net deferred tax assets did not meet the “more likely than not” criterion under SFAS No. 109, “Accounting for Income Taxes.” As of March 31, 2007, we determined that based upon a number of factors, including our cumulative taxable income over the past three fiscal years and expected profitability in future years, that certain of our deferred tax assets were “more likely than not” realizable through future earnings. Accordingly, as of March 31, 2007 we reversed substantially all of our deferred income tax valuation allowance and recorded a corresponding tax benefit of $52.2 million. In addition, based on our evaluation of current tax positions during the fourth quarter of fiscal 2007, we recorded a tax charge of $5.0 million to appropriately accrue for probable exposures associated with various filing positions.

Fiscal year ended March 31, 2006 compared to fiscal year ended March 31, 2005

Revenues

Total revenues increased $26.8 million, or 32%, from $82.6 million in fiscal 2005 to $109.5 million in fiscal 2006.

Software Revenue.  Software revenue increased $12.8 million, or 26%, from $49.6 million in fiscal 2005 to $62.4 million in fiscal 2006. Software revenue represented 57% of our total revenues in fiscal 2006 compared to 60% in fiscal 2005. The increase in software revenue was primarily the result of broader acceptance of our software applications and increased revenue from our expanding base of existing customers. Revenue through our original equipment manufacturers contributed $8.5 million to our overall increase in software revenue primarily due to higher revenue from our arrangement with Dell as well as revenue generated from an original equipment manufacturer arrangement we entered into with Hitachi Data Systems in March 2005. Furthermore, revenue through our resellers contributed $3.6 million and revenue through our direct sales force contributed $0.7 million to our overall increase in software revenue. Software revenue transactions greater than $0.1 million contributed approximately $3.8 million to our overall increase in software revenue.

Services Revenue.  Services revenue increased $14.0 million, or 42%, from $33.0 million in fiscal 2005 to $47.1 million in fiscal 2006. Services revenue represented 43% of our total revenues in fiscal 2006 compared to 40% in fiscal 2005. The increase in services revenue was primarily due to a $12.1 million increase in revenue from customer support agreements as a result of sales of software to new customers and renewal agreements from our installed software base.

Cost of Revenues

Total cost of revenues increased $3.5 million, or 31%, from $11.5 million in fiscal 2005 to $15.0 million in fiscal 2006. Total cost of revenues represented 14% of our total revenues in both fiscal 2006 and fiscal 2005.

Cost of Software Revenue.  Cost of software revenue increased $0.3 million, or 18%, from $1.5 million in fiscal 2005 to $1.8 million in fiscal 2006. Cost of software revenue represented 3% of our total software revenue in both fiscal 2006 and fiscal 2005. The increase in cost of software revenue was primarily the result of higher third party royalty costs associated with higher software revenue.

Cost of Services Revenue.  Cost of services revenue increased $3.3 million, or 33%, from $10.0 million in fiscal 2005 to $13.2 million in fiscal 2006. Cost of services revenue represented 28% of our services revenue in fiscal 2006 and 30% in fiscal 2005. The increase in cost of services revenue was primarily the result of higher employee compensation of $1.9 million resulting from higher headcount and increased sales.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses increased $8.1 million, or 19%, from $43.2 million in fiscal 2005 to $51.3 million in fiscal 2006. The increase was primarily due to a $3.5 million increase in employee compensation resulting from higher headcount, a $2.0 million increase in commission expense on higher revenue levels and a $0.5 million increase in stock-based compensation resulting from the issuance of stock options in fiscal 2006 with an exercise price below fair market value.

Research and Development.  Research and development expenses increased $2.1 million, or 12%, from $17.2 million in fiscal 2005 to $19.3 million in fiscal 2006. The increase was primarily due to $1.1 million of higher employee compensation resulting from higher headcount and $0.3 million of increased legal expenses primarily associated with patent registration of our intellectual property.

General and Administrative.  General and administrative expenses increased $3.3 million, or 37%, from $9.0 million in fiscal 2005 to $12.3 million in fiscal 2006. The increase was primarily due to a $1.5 million increase in employee compensation resulting from higher headcount, a $0.8 million increase in stock-based compensation resulting from both the issuance of stock options in fiscal 2006 with an exercise price below fair market value and the acceleration of the vesting period for certain stock options and a $0.5 million increase in recruiting costs.

Depreciation and Amortization.  Depreciation expense increased $0.2 million, or 17%, from $1.4 million in fiscal 2005 to $1.6 million in fiscal 2006. This reflects higher depreciation associated with increased capital expenditures primarily for product development and other computer-related equipment.

Interest Income

Interest income increased $0.9 million, from $0.3 million in fiscal 2005, to $1.3 million in fiscal 2006. The increase was due to higher interest rates and higher cash balances in our deposit accounts.

Income Tax Benefit (Expense)

Income tax expense increased from $0.2 million in fiscal 2005 to $0.5 million in fiscal 2006 as a result of alternative minimum taxes due to the U.S. federal government as well as various state income taxes.

Liquidity and Capital Resources

We intend to use the estimated net proceeds from the proposed sale of shares by us in this offering of $4.2 million, together with approximately $2.1 million of our existing cash and cash equivalents, to pay the outstanding principal and accrued interest under our team loan (an amount equal to $6.3 million as of June 15, 2007, assuming interest accrued at a rate equal to 7.0% per annum for the applicable period) as soon as practicable after the receipt of such proceeds.

As of March 31, 2007, we had $65.0 million of cash and cash equivalents. We have historically financed our operations primarily through the private placements of preferred equity securities and common stock and, to a much lesser extent, through funds from operations. On September 27, 2006, we completed our initial public offering and related concurrent private placement and generated net proceeds of approximately $81.7 million. We used the net proceeds, together with net borrowings of $10.0 million under our term loan and $10.1 million of our existing cash and cash equivalents, to pay $101.8 million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon its conversions into common stock as discussed below.

Upon the closing of our initial public offering, our Series A, B, C, D and E preferred stock converted into 6,332,508 shares of our common stock and also received $101.8 million consisting of:

•	$14.85 per share, or $47.0 million in the aggregate; and

•	accumulated and unpaid dividends of $1.788 per share per year since the date the shares of preferred stock were issued, or $54.8 million in the aggregate.

The outstanding shares of Series AA, BB and CC preferred stock converted into a total of 9,686,972 shares of common stock.

In May 2006, we entered into a $20.0 million term loan facility (the “term loan”) in connection with the payments due to the holders of our Series A, B, C, D and E preferred stock upon our initial public offering. As of March 31, 2007, there was $7.5 million outstanding under the term loan. The term loan is secured by substantially all of our assets. Borrowings under the term loan bear interest at a rate equal to the 30-day LIBOR plus 1.50% with principal and interest to be repaid in quarterly installments over a 24-month period, subject to acceleration, at the discretion of the lender. The term loan requires us to maintain a “quick ratio,” as defined in the term loan agreement, of at least 1.50 to 1. We are in compliance with the quick ratio covenant as of March 31, 2007.

Net cash provided by operating activities was $30.6 million in fiscal 2007, $25.9 million in fiscal 2006, and $3.8 million in fiscal 2005. In fiscal 2007, cash generated by operating activities was primarily due to net income adjusted for the impact of non-cash charges and an increase in deferred services revenue and accrued liabilities, partially offset by an increase in accounts receivable due to higher revenues. We anticipate that as our revenues continue to grow, accounts receivable and deferred services revenue balances should continue to grow as well. In fiscal 2006 and 2005, cash provided by operating activities was primarily due to net income adjusted for the impact of noncash charges and an increase in deferred services revenue.

Net cash used in investing activities was $4.2 million in fiscal 2007, $2.8 million in fiscal 2006, and $1.9 million in fiscal 2005. Cash used in investing activities in each period was due to purchases of property and equipment. The increase in capital expenditures is primarily related to the growth in our business as we continue to invest in and enhance our global infrastructure. We anticipate that as our business grows we will continue to explore opportunities to invest in our global infrastructure.

Net cash used in financing activities was $9.0 million in fiscal 2007. Net cash provided by (used in) financing activities was minimal in fiscal 2006 and 2005. The cash used in financing activities in fiscal 2007 was primarily due to the cash use of $101.8 million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon its conversions into common stock, partially offset proceeds generated of approximately $82.2 million from our initial public offering and concurrent private placement, net of underwriting fees and offering costs. In addition, we incurred net borrowings of $7.5 million in fiscal 2007 under our term loan in connection with the payments due to the holders of our Series A, B, C, D and E preferred stock upon our initial public offering.

Working capital increased $10.8 million from $24.1 million as of March 31, 2006 to $34.9 million as of March 31, 2007. The increase in working capital is primarily due to a $17.0 million increase in cash and cash equivalents, a $9.6 million increase in the recognized amount of our current portion of deferred tax assets and a $3.8 million increase in our accounts receivable. These increases were partially offset by an $7.5 million increase in accrued liabilities primarily due to a charge to record certain tax reserves, our net borrowing of $7.5 million under our term loan used in connection with the payments due to the holders of our Series A, B, C, D and E preferred stock upon our initial public offering, and a $6.4 million increase in deferred revenue. The increase in cash and cash equivalents is primarily due to net income generated during the period adjusted for the impact of non-cash charges and the increase in deferred revenue, partially offset by the net cash used in connection with the transactions associated with our initial public offering.

Working capital increased $10.7 million from $13.4 million as of March 31, 2005 to $24.1 million as of March 31, 2006, primarily due a $23.2 million increase in cash and cash equivalents, partially offset by a $10.5 million increase in deferred revenue and a $2.2 million increase in accrued liabilities during the fiscal year ended March 31, 2006. The increase in cash and cash equivalents is primarily due to higher net income, stronger collection efforts of our accounts receivable and the increase in deferred revenue.

We believe that our existing cash, cash equivalents and cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We cannot assure you that this will be the case or that our assumptions regarding revenues and expenses underlying this belief will be accurate. We may seek additional funding through public or private financings or other arrangements during this period. Adequate funds may not be available when needed or may not be available on terms favorable to us, or at all. If additional funds are raised by issuing equity securities, dilution to existing stockholders will result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

Summary Disclosures about Contractual Obligations and Commercial Commitments

Our material capital commitments consist of obligations under facilities and operating leases. We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel and additional resources devoted to building our brand name and marketing and sales force.

We generally do not enter into binding purchase commitments. The following table summarizes our existing long-term contractual obligations as of March 31, 2007 (dollars in thousands):

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$12,453	$2,766	$4,230	$3,323	$2,134
Term Loan(1)	7,500	5,000	2,500	—	—

Total	$19,953	$7,766	$6,730	$3,323	$2,134

(1)	Borrowings under our term loan require principal and interest to be repaid in quarterly installments over a 24-month period through September 1, 2008, subject to acceleration, at the discretion of the lender. We intend to use the estimated net proceeds from the sale of shares by us in this offering of $4.2 million, together with approximately $2.1 million of our existing cash and cash equivalents, to pay the outstanding principal and accrued interest under our term loan (an amount equal to $6.3 million as of June 15, 2007, assuming interest accrued at a rate equal to 7.0% per annum for the applicable period) as soon as practicable after the receipt of such proceeds.

We offer a 90-day limited product warranty for our software. To date, costs relating to this product warranty have not been material.

Off-Balance Sheet Arrangements

As of March 31, 2007, we had no off-balance sheet arrangements.

Indemnifications

Certain of our software licensing agreements contain certain provisions that indemnify our customers from any claim, suit or proceeding arising from alleged or actual intellectual property infringement. Some of these provisions continue in perpetuity along with our software licensing agreements. We have never incurred a liability relating to one of these indemnification provisions in the past and we believe that the likelihood of any future payout relating to these provisions is remote. Therefore, we have not recorded a liability during any period related to these indemnification provisions.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We were required to adopt the provisions of FIN 48 on April 1, 2007. We are evaluating the impact of this statement on our financial statements and currently expect the cumulative effect of adopting FIN 48 will result in an increase to beginning accumulated deficit of approximately $1.0 million to $2.0 million as of the beginning of fiscal 2008.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this Statement on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115, (“ SFAS 159”). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this Statement on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of March 31, 2007, our cash and cash equivalents balance consisted primarily of money market funds. Due to the short-term nature of these investments, we are not subject to any material interest rate risk on these balances.

As of March 31, 2007, we have $7.5 million outstanding under our term loan used in connection with the payments due to the holders of our Series A, B, C, D and E preferred stock upon our initial public offering. Borrowings under the term loan bear interest at a rate equal to the 30-day LIBOR plus 1.50%. Our interest rate exposure is related changes in the LIBOR. A 1% increase in LIBOR would cause our interest expense to increase by approximately $0.1 million over the next twelve months based on our term loan balance outstanding at March 31, 2007.

Foreign Currency Risk

As a global company, we face exposure to adverse movements in foreign currency exchange rates. Our international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. Sales outside of the United States were approximately 30% in fiscal 2007 and approximately 29% in fiscal 2006. Our primary exposures are to fluctuations in exchange rates for the U.S. dollar versus the Euro and, to a lesser extent, the Australian dollar, British pound sterling, Canadian dollar and Chinese yuan, Indian rupee and Singapore dollar. Changes in currency exchange rates could adversely affect our reported revenues and require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Historically, we have periodically reviewed and revised the pricing of our products available to our customers in foreign countries and we have not maintained excess cash balances in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, could incur unanticipated gains or losses.

We estimate that a 10% change in foreign exchange rates would impact our reported operating profit by approximately $1.7 million annually. This sensitivity analysis disregards the possibilities that rates can move in opposite directions and that losses from one geographic area may be offset by gains from another geographic area.

BUSINESS

Company Overview

CommVault is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. We develop, market and sell a unified suite of data management software applications under the QiNetix (pronounced “kinetics”) brand. QiNetix is specifically designed to protect and manage data throughout its lifecycle in less time, at lower cost and with fewer resources than alternative solutions while minimizing the cost and complexity of managing that data. QiNetix provides our customers with:

•	high-performance data protection, including backup and recovery;

•	disaster recovery of data;

•	data migration and archiving;

•	global availability of data;

•	replication of data;

•	creation and management of copies of stored data;

•	storage resource discovery and usage tracking;

•	data classification; and

•	management and operational reports and troubleshooting tools.

Our products and capabilities enable our customers to deploy solutions for data protection, business continuance, corporate compliance and centralized management and reporting. We also provide our customers with a broad range of highly-effective professional services that are delivered by our worldwide support and field operations.

QiNetix enables our customers to simply and cost-effectively protect and manage their enterprise data throughout its lifecycle, from data center to remote office, covering the leading operating systems, relational databases and applications. In addition to addressing today’s data management challenges, our customers can realize lower capital costs through more efficient use of their enterprise-wide storage infrastructure assets, including the automated movement of data from higher cost to lower cost storage devices throughout its lifecycle and through sharing and better utilization of storage resources across the enterprise. QiNetix also can provide our customers with reduced operating costs through a variety of features, including fast application deployment, reduced training time, lower cost of storage media consumables, proactive monitoring and analysis, simplified troubleshooting and lower administrative costs.

QiNetix is built upon an innovative architecture and a single underlying code base that consists of:

•	an indexing engine that systematically identifies and organizes all data, users and devices accessible to our software products;

•	a cataloging engine that contains a global database describing the nature of all data, such as the users, applications and storage with which it is associated;

•	a policy engine that enables customers to set rules to automate the management of data;

•	a data movement engine that transports data using network communication protocols; and

•	a media management engine that controls and catalogs disk, tape and optical storage devices, as well as the data written to them.

We refer to this single, unified code base underlying each of our QiNetix applications as our Common Technology Engine. Each data management software application within our QiNetix suite is designed to be best-in-class and is fully integrated into our Common Technology Engine. Our unified architectural design is unique and differentiates our products from those of our competitors, some of whom offer similar applications built upon disparate underlying software architectures, which we refer to as point products. We believe the disparate underlying software architectures of their products inhibit our competitors’ ability to match the seamless management, interoperability and scalability of our internally-developed, unified suite and common user interface.

We have established a worldwide, multi-channel distribution network to sell our software and services to large global enterprises, small and medium sized businesses and government agencies, both directly through our sales force and indirectly through our global network of value-added reseller partners, systems integrators, corporate resellers and original equipment manufacturers. Our original equipment manufacturer partners include Dell, Hitachi Data Systems and, more recently, Bull and Incentra Solutions, Inc. As of March 31, 2007, we had licensed our data management software to approximately 5,900 registered customers.

CommVault’s executive management team has led the growth of our business, including the development and release of all our QiNetix software, since its introduction in February 2000. Under the guidance of our management team, we have sustained technical leadership with the introduction of eight new data management applications and have garnered numerous industry awards and recognition for our innovative solutions.

Certain financial information with respect to geographic segments is contained in Note 11 to our consolidated financial statements set forth in Item 8.

Industry Background

The driving forces for the growth of the data management software industry are the rapid growth of data and the need to protect and manage that data.

Data is widely considered to be one of an organization’s most valued assets. The increasing reliance on critical enterprise software applications such as e-mail, relational databases, enterprise resource planning, customer relationship management and workgroup collaboration tools is resulting in the rapid growth of data across all enterprises. New government regulations, such as those issued under the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act (HIPAA) and the Basel Committee on Banking Supervision (Basel II), as well as company policies requiring data preservation, are expanding the proportion of data that must be archived and easily accessible for future use. In addition, ensuring the security and integrity of the data has become a critical task as regulatory compliance and corporate governance objectives affecting many organizations mandate the creation of multiple copies of data with longer and more complex retention requirements.

In addition to rapid data growth, data storage has transitioned from being server-attached to becoming widely distributed across local and global networked storage systems. Data previously stored on primary disk and backed up on tape is increasingly being backed up, managed and stored on a broader array of storage tiers ranging from high-cost, high-performance disk systems to lower-cost mid-range and low-end disk systems to tape libraries. This transition has been driven by the growth of data, the pervasive use of distributed critical enterprise software applications, the decrease in disk cost and the demand for 24/7 business continuity.

The recent innovations in storage and networking technologies, coupled with the rapid growth of data, have caused information technology managers to redesign their data and storage infrastructures to deliver greater efficiency, broaden access to data and reduce costs. The result has been the wide adoption of larger and more complex networked data and storage solutions, such as storage area networks (SANs) and network-attached storage (NAS). In addition to those trends, regulatory compliance and corporate governance objectives are creating larger data archives having much longer retention periods that require information technology managers of organizations affected by these objectives to ensure the integrity, security and availability of data.

We believe that these trends are increasing the demand for software applications that can simplify data management, provide secure and reliable access to all data across a broad spectrum of tiered storage and computing systems and seamlessly scale to accommodate growth, while reducing the total cost of ownership to the customer.

Limitations of Competing Data Management Software Products and Solutions

Many of our competitors’ products were initially designed to manage smaller quantities of data in server-attached storage environments. As a result, we believe they are not as effective managing data in today’s larger and more complex networked (SAN and NAS) environments. Given these limitations, we believe our competitors’ products cannot be scaled as easily as ours and are more costly to implement and manage than our solutions.

Most data management software solutions are comprised of many individual point products built upon separate underlying architectures. This often requires the user to administer each individual point product using a separate, different user interface, and unique set of dedicated storage resources, such as disk and tape drives. The result can be a costly, difficult to manage environment that requires extensive administrative cross-training, offers little insight into storage resource use across the global enterprise, provides modest operational reporting and commands greater storage use. As a result, we believe competing data management software products do not fully address the following key requirements in today’s data management environment:

•	Effective Management of Widely Distributed and Networked Data. Most existing information and data management software products were designed to manage local server-attached storage environments, and do not as easily or effectively manage data in today’s heterogeneous, widely distributed and tiered storage architectures.

•	Ease of Data Management Application Integration. A number of vendors offering point products have attempted to address distributed and networked storage management requirements, but these disparate products are not easily integrated with other data management applications and can result in additional costs to the user, including storage infrastructure costs and higher implementation, training, administration, maintenance and support costs.

•	Global Scalability. Data management solutions consisting of combinations of point products initially designed to address server-attached storage environments have underlying software architectures that are both cumbersome to deploy and more difficult to scale across networked storage and geographic boundaries.

•	Centralized Data Management. Most data management solutions consisting of combinations of point products lack the ability to comprehensively manage all data management applications across the global enterprise from a single, unified point of control.

•	Ability to Effectively Prioritize Stored Data Across Applications. Several existing solutions include combinations of point products that attempt to manage data based on its assigned priority in a tiered storage environment. However, these offerings lack a specifically designed tiered storage management architecture that can seamlessly integrate the classification, indexing and cataloging of data with features that enable user-defined policies and automated migration of data across a tiered storage environment.

•	Lower Total Cost of Ownership. The inherent limitations of many data management software products can result in increased capital and operating costs. These costs are related to the increased use of storage hardware and media, additional infrastructure requirements (such as servers and storage network devices) and higher personnel costs, including implementation, training, administration, maintenance and support.

We believe that there is and will continue to be significant demand for a unified, comprehensive and scalable suite of data management software applications specifically designed to centrally and cost-effectively manage increasingly complex enterprise data environments.

Our Software

We provide our customers with a unified, comprehensive and scalable suite of data management software applications that are fully integrated into our Common Technology Engine. Our software enables centralized protection and management of globally distributed data while reducing the total cost of managing, moving, storing and assuring secure access to that data from a single browser-based interface. We provide our customers with high-performance data protection, including backup and recovery, disaster recovery of data, data migration and archiving, global data availability, replication of data, creation and management of copies of stored data, storage resource discovery and usage tracking, data classification, management and operational reports and troubleshooting tools.

Our software fully interoperates with a wide variety of operating systems, applications, network devices, protocols, storage arrays, storage formats and tiered storage infrastructures, providing our customers with the flexibility to purchase and deploy a combination of hardware and software from different vendors. As a result, our customers can purchase and use the optimal hardware and software for their needs, rather than being restricted to the offerings of a single vendor. Key benefits of our software and related services include:

•	Dynamic Management of Widely Distributed and Networked Data. Our software is specifically designed to optimize management of data on tiered storage and widely distributed data environments, including SAN and NAS. Our architecture enables the creation of policies that automate the movement of data based on business goals for availability, recoverability and disaster tolerance. User-defined policies determine the storage media on which data should reside based on its assigned value.

•	Unified Suite of Applications Built upon a Common Technology Engine. All of our software applications share common components of our underlying software code, which drives significant cost savings versus the point products or loosely integrated solutions offered by our competitors. In addition, we believe that each of the individual data management applications in our suite of software applications delivers superior performance, functionality and total cost of ownership benefits. These solutions can be delivered to our customers either as part of our unified suite or as stand-alone applications. We also believe that our architecture will allow us to more rapidly introduce new applications that will enable us to expand beyond our current addressable market.

•	Global Scalability and Seamless Centralized Data Management. Our software is highly scalable, enabling our customers to keep pace with the growth of data and technologies deployed in their enterprises. We use the same underlying software architecture for large global enterprise, small and medium sized business and government agency deployments. We offer a centralized, browser-based management console from which policies automatically move data according to users’ needs for data access, availability and cost objectives. With QiNetix, our customers can automate the discovery, management and monitoring of enterprise-wide storage resources and applications.

•	State-of-the-Art Customer Support Services. We offer 24/7 global technical support. Our support operations center at our Oceanport, New Jersey headquarters is complemented by local support resources, including centers in Europe, Australia, India and China. Our worldwide customer support organization provides comprehensive local and remote customer care to effectively address issues in today’s complex storage networking infrastructures. Our customer support process includes the expertise of product development, field and customer support engineers. In addition, we incorporate into our software many self-diagnostic and troubleshooting capabilities and provide automated web-based support capabilities to our customers. Furthermore, we have implemented a voice-over-IP telephony system to tie our worldwide support centers together with an integrated call center messaging and trouble ticket management system.

•	Superior Professional Services. We are committed to providing high-value, superior professional services to our customers. Our Global Professional Services group provides complete business solutions that complement our software sales and improve the overall user experience. Our end-to-end services include assessment and design, implementation, post-deployment and training services. These services help our customers improve the protection, disaster recovery, availability, security and regulatory compliance of their global data assets while minimizing the overall cost and complexity of their data infrastructures.

•	Lower Total Cost of Ownership. Our software solutions built on our common architecture enable our customers to realize compelling total cost of ownership benefits, including reduced capital costs, operating expenses and support costs.

Our Strategy

Our objective is to enhance our position as a leading supplier of data management software and services. Our key strategic initiatives are to continue:

•	Extending our Technology Leadership, Product Breadth and Addressable Markets. We intend to use our technology base, internal development capabilities and strategic industry relationships to extend our technology leadership in providing software to manage globally distributed data. Specifically, we plan to continuously enhance existing software applications and introduce new data management software applications that address emerging data and storage management trends, incorporate advances in hardware and software technologies as they become available and take advantage of market opportunities.

•	Enhancing and Expanding our Customer Support and Other Professional Services Offerings. We plan to continue investing in the people, partners, technologies, software and services enhancements necessary to provide our customers with the industry’s most comprehensive product support and professional services. We intend to continue creating and delivering innovative services offerings and product enhancements that result in faster deployment of our software, simpler system administration and rapid resolution of problems. We also intend to enhance our web-based support initiatives and broaden our global support infrastructure.

•	Expanding Distribution Channels and Geographic Markets Served. We plan to continue investing in the expansion of our distribution channels, both geographically and across all enterprises. We intend to maintain and grow our direct sales force as well as our distribution relationships, including those with value-added resellers, corporate resellers, systems integrators and original equipment manufacturers. We have made significant investments to extend our global reach, such as establishing sales and support offices in China and a development and support office in India. We intend to continue making investments to extend our global reach and increase our distribution throughout the Americas, Europe, Australia and Asia.

•	Broadening and Developing Strategic Relationships. We plan to broaden our distribution and technology partnerships to increase existing product sales and introduce new applications. Our unified platform simplifies integration with our partners’ solutions and the implementation of unique functionality to meet their needs. We also intend to broaden our existing relationships and develop new relationships with leading technology partners, including software application and infrastructure hardware vendors. We believe that these types of strategic relationships will allow us to package and distribute our data management software to our partners’ customers, increase sales of our software through joint-selling and marketing arrangements and increase our insight into future industry trends.

Products

Our suite of software applications is comprised of eight distinct data management software applications, all of which share our Common Technology Engine. Each application (other than Data Classification and

QNet) can be used individually or in combination with other applications of our unified suite. The following table summarizes the components of our unified suite:

QiNetix Suite of Data Management Applications	Functionality

• Galaxy Backup and Recovery	High-performance backup and restoration of enterprise data
• QuickRecovery	Recovery of files and applications by taking advantage of snapshot technologies
• ContinuousDataReplicator	Continuous capture of changes to data and copying of those changes to a secondary location for disaster recovery and fast recovery of individual files
• DataMigrator	Active migration and archiving of data to less expensive secondary storage indexed for search and retrieval
• DataArchiver	Archiving and indexing of e-mail messages and attachments for compliance and legal discovery purposes
• Data Classification	Creation of a catalog of key attributes about primary data to enable intelligent, automated policy-based data movement and management
• StorageManager	Storage resource discovery and usage tracking of applications, files, organizations and individual users
• QNet	Consolidated management and reporting on data management service levels and data movement operations

Galaxy Backup and Recovery

Galaxy provides high-performance backup of enterprise applications and data for restoration when information is accidentally deleted, when disks fail, when servers need to be rebuilt or for disaster recovery of servers. Policies define when and how data is protected and stored, providing efficient use of storage devices and media, including drive and device sharing.

QuickRecovery

QuickRecovery recovers application data and files from disks to minimize disruption of a customer’s operations. Using snapshot technologies to create one or more point-in-time recovery images, QuickRecovery offers users the ability to rapidly recover data from alternative points in time. The software incorporates block-level data movement and features a simple interface that creates, tracks, administers and manages point-in-time snapshots of data for testing, recovery and/or business continuance.

ContinuousDataReplicator

ContinuousDataReplicator continuously captures file-level changes to data and copies those changes to a secondary system to protect from disk, server or site loss. The software retains multiple point-in-time copies of the data at the secondary location, offering flexible recovery options back to the primary location. ContinuousDataReplicator reduces risk of lost data and can simplify a customer’s operations by centralizing data from many remote office locations into a single location, leveraging systems and personnel expertise rather than having to duplicate resources at every location.

DataMigrator

DataMigrator actively moves less-used or older data from higher-cost primary storage to less expensive secondary storage and indexes it for search and retrieval purposes without disrupting how applications or end users access information. By shrinking the amount of data stored on primary storage, DataMigrator can also reduce the amount of time needed for backup and information technology administration, while improving computing system performance. A single, comprehensive capacity management solution for Windows, UNIX, Linux, Microsoft Exchange, Novell Netware and other environments, DataMigrator can help reduce capital expenditures on new primary storage.

DataArchiver

DataArchiver archives and indexes e-mail messages and attachments to help organizations meet compliance, regulatory and legal discovery requirements. The software offers extensive search capabilities to rapidly locate and retrieve e-mail messages. Full-text indexing and keyword searching allows administrators and compliance officers to find and retrieve e-mail messages by searching e-mail header data along with message and attachment content.

Data Classification

Data Classification creates a catalog of key attributes of unstructured data stored on primary computing systems, complementing the indexing of applications and data on secondary storage resources provided by other QiNetix applications. The software enhances how administrators can manage data by offering a broad set of attributes, instead of just its physical location. Data Classification helps enterprises more precisely organize and manage tiered classes of data throughout its lifecycle. Currently, Data Classification can only be used in combination with our other products.

StorageManager

StorageManager discovers, tracks and reports on primary disk storage by users, enterprises, files and applications. Its comprehensive view of hosts, applications and storage resources provides detailed reports on disk storage assets, usage, trends and costs. The software also offers the ability to view links between logical entities (such as applications and files) and physical storage resources. StorageManager enables enterprises to better use storage resources that they already have, as well as plan ahead for future needs.

QNet

QNet consolidates management and reporting of data management service levels and data movement operations within a single browser interface. QNet collects information from our data management applications and can correlate it to primary and secondary storage use, including data characteristics, giving an end-to-end lifecycle view of data. In addition, QNet can project secondary storage resource consumption, enabling users to determine if they have sufficient storage capacity and help plan for future needs. The software also provides operational reports detailing performance versus operation service level objectives. QNet can only be used in combination with our other products.

Our suite includes intelligent operations management capabilities (iQ Ops) to simplify the management of complex data and network and storage information technology operations. iQ Ops provides proactive and reactive monitoring and reporting functions, alert notification and analysis enabling customers to quickly detect, troubleshoot and resolve potential problems. Combined with the reliability and resiliency features of our Common Technology Engine, iQ Ops enables our customers to improve overall operations with higher system availability.

CommVault and our software applications have received numerous industry awards and recognition. Since July 2005, CommVault has been placed in the “Leaders Quadrant” of the Gartner Enterprise Backup/Recovery Software market Magic Quadrant. In September 2006, CommVault received the highest possible rating, “Strong Positive,” in Gartner’s Market Scope for Enterprise Backup/Recovery Software 2006 report. Also in 2005, our Galaxy software earned top rating over its direct competitors and was awarded the Diogenes Labs-Storage magazine Quality Award in the enterprise backup and recovery software category. In 2004, our software suite was voted an “Innovation Award Winner” and in 2005, the “best solution” by senior IT executives at the Midsize Enterprise Summit. Storage magazine and SearchStorage.com gave our QiNetix suite the 2003 “Gold Medal” for Backup and Disaster Recovery Software. Storage magazine and SearchStorage.com similarly gave our Galaxy software the 2002 “Gold Medal” for Backup and Disaster

Recovery Software. In 2003, our software applications were named by Network Magazine as “Backup/Recovery Software Product of the Year” and by eWEEK and PC Magazine as “Best of Show Enterprise Storage” at the CeBit America trade show. In 2002, our Galaxy software was named by Microsoft Certified Professional Magazine as “Editor’s Choice: Products We Love” for backup. We believe that these awards increase our market recognition and enhance selling efforts.

Services

A comprehensive global offering of customer support and other professional services is critical to the successful marketing, sale and deployment of our software. From planning to deployment to operations, we offer a complete set of technical services, training and support options that maximize the operational benefits of our suite of software applications. Our commitment to superior customer support is reflected in the breadth and depth of our services offerings as well as in our ongoing initiatives to engineer resiliency, automation and serviceability features directly into our products.

We have established a global customer support organization built specifically to handle our expanding customer base. We offer multiple levels of customer support that can be tailored to the customer’s response needs and business sensitivities. Our customer support services consist of:

•	Real-Time Support. Our support staff are available 24/7 by telephone to provide first response and manage the resolution of customer issues. In addition to phone support, our customers have access to an online product support database for help with troubleshooting and operational questions. Innovative use of web-based diagnostic tools provides problem analysis and resolution often without the need for onsite support personnel. Our software design is also an important element in our comprehensive customer support, including “root cause” problem analysis, intelligent alerting and troubleshooting assistance. Our software is directly linked to our online support database allowing customers to analyze problems without engaging our technical support personnel.

•	Significant Network and Hardware Expertise. Our support engineers have extensive knowledge of complex applications, servers and networks. We proactively take ownership of the customer’s problem, regardless of whether the issue is directly related to our products or to those of another vendor. We have also developed and maintain a knowledge library of storage systems and software products to further enable our support organization to quickly and effectively resolve customer problems.

•	Global Operations. We enhanced our Oceanport, New Jersey support operations with a new state-of-the-art technical support center which became operational in April 2006. We also have established key support operations in Hyderabad, India, Oberhausen, Germany and Shanghai, China, which are complemented by regional support centers in other worldwide locations. Furthermore, we have implemented a voice-over-IP telephony system to tie our worldwide support centers together with an integrated call center messaging and trouble ticket management system. We have designed our support infrastructure to be able to scale with the increasing globalization of our customers.

We also provide a wide range of other professional services that consist of:

•	Assessment and Design Services. Our assessment and design services assist customers in determining data and storage management requirements, designing solutions to meet those requirements and planning for successful implementation and deployment.

•	Implementation and Post-deployment Services. Our professional services team helps customers efficiently configure, install and deploy our QiNetix suite based on specified business objectives. Our SystemCare Review Services group assist our customers with assessing the post-deployment operational performance of our QiNetix suite.

•	Training Services. We provide global onsite and offsite training for our products. Packaged or customized customer training courses are available in instructor-led or computer-based formats. We offer in-depth training and certification for our resellers in pre- and post-sales support methodologies, including web access to customizable documentation and training materials.

Strategic Relationships

An important element of our strategy is to establish relationships with third parties to assist us in developing, marketing, selling and implementing our software and services. We believe that strategic and technology-based relationships with industry leaders are fundamental to our success. We have forged numerous relationships with software application and hardware vendors to enhance our combined capabilities and to create the optimal combination of data management applications. This approach enhances our ability to expand our product offerings and customer base and to enter new markets. We have established the following types of strategic relationships:

Product and Technology Relationships.  We maintain strategic product and technology relationships with major industry leaders to ensure that our software applications are integrated with, supported by and add value to our partners’ hardware and software products. Collaboration with these market leaders allows us to provide applications that enable our customers to improve data management efficiency.

Our significant strategic relationships include Dell, Hitachi Data Systems and Microsoft. In addition to these relationships, we maintain relationships with a broad range of industry vendors to verify and demonstrate the interoperability of our software applications with their equipment and technologies. These vendors include Brocade Communications Systems, Inc., Cisco Systems, Inc., EMC, Hewlett-Packard, IBM, Network Appliance, Inc., Novell, Inc., Oracle Corporation and SAP AG.

Distributors, Value-Added Reseller, Systems Integrator, Corporate Reseller and Original Equipment Manufacturer Relationships.  Our corporate resellers bundle or sell our software applications together with their own products, and our value-added resellers resell our software applications independently. As of March 31, 2007, we had approximately 300 reseller partners and systems integrators distributing our software worldwide.

In order to broaden our market coverage, we have original equipment manufacturer distribution agreements with Dell and Hitachi Data Systems and, more recently, Bull and Incentra Solutions, Inc. Under these agreements, the original equipment manufacturers sell, market and support our software applications and services independently and/or incorporate our software applications into their own hardware products. Our original equipment manufacturer agreements do not contain any minimum purchase or sale commitments. In addition to our original equipment manufacturer agreement with Dell, we also have a corporate reseller agreement with the Dell Software and Peripherals division. We have also signed a distribution agreement with Arrow covering North American commercial markets. We believe that this relationship will enable us to reach more resellers and end-users and will increase the amount of resources focused on our reseller channel.

Customers

We sell our suite of data management software applications and related services directly to large global enterprises, small and medium sized businesses and government agencies, and indirectly through value-added resellers, systems integrators, corporate resellers and original equipment manufacturer partners. As of March 31, 2007, we had licensed our software applications to approximately 5,900 registered customers in a broad range of industries, including banking, insurance and financial services, government, healthcare, pharmaceuticals and medical services, technology, legal, manufacturing, utilities and energy. A representative sample of well-known customers with a significant deployment of CommVault software includes Ace Hardware Corporation, Centex Homes, Clifford Chance LLP, Cozen O’Connor, Halcrow Group Ltd., Newell Rubbermaid Inc., North Fork Bank, Ricoh Company, Ltd., the United Kingdom’s Department of International Development and Welch Foods Inc.

Sales through our original equipment manufacturer agreement with Dell accounted for approximately 7% of our total revenues for both fiscal 2007 and 2006. Sales through our reseller agreement with Dell accounted for approximately 12% of our total revenues for fiscal 2007 and 11% of our total revenues for fiscal 2006. Dell is an original equipment manufacturer and a reseller that purchases software from us for resale to its customers, but is not the end user of our software. Sales to the U.S. federal government accounted for approximately 7% of our total revenues for fiscal 2007 and approximately 8% of our total revenues for fiscal 2006.

Technology

Our Common Technology Engine serves as a major differentiator versus our competitors’ data management software products. Our Common Technology Engine’s unique indexing, cataloging, data movement, media management and policy technologies are the source of the performance, scale, management, cost of ownership benefits and seamless interoperability inherent in all of our data management software applications. Additional options enable content search, data encryption and auditing features to support data discovery and compliance requirements. Each of these applications shares a common architecture consisting of three core components: intelligent agent software, data movement software and command and control software. These components may be installed on a single host server, or each may be distributed over many servers in a global network. Additionally, the modularity of our software provides deployment flexibility. The ability to share storage resources across multiple data management applications provides easier data management and lower total cost of ownership. We participate in industry standards groups and activities that we believe will have a direct bearing on the data management software market.

Our software architecture consists of integrated software components that are grouped together to form a CommCell. Components of a CommCell are as follows:

•	one CommServe;

•	one or more MediaAgents; and

•	one or more iDataAgents.

Each highly scalable CommCell may be configured to reflect a customer’s geographic, organizational or application environment. Multiple CommCells can be aggregated into a single, centralized view for policy-based management across a customer’s local or global information technology environment.

•	CommServe. The CommServe acts as the command and control center of the CommCell and handles all requests for activity between MediaAgent and iDataAgent components. The CommServe contains the centralized event and job managers and the index catalog. This database includes information about where data resides, such as the library, media and content of data. The centralized event manager logs all events, providing unified notification of important events. The job manager automates and monitors all jobs across the CommCell.

•	MediaAgent. The MediaAgent is a media independent module that is responsible for managing the movement of data between the iDataAgents and the physical storage devices. Our MediaAgents communicate with a broad range of storage devices, generating an index for use by each of our software applications. The MediaAgent software supports most storage devices, including automated magnetic tape libraries, tape stackers and loaders, standalone tape drives and magnetic storage devices, magneto-optical libraries, virtual tape libraries, DVD-RAM and CD-RW devices.

•	iDataAgent. The iDataAgent is a software module that resides on the server or other computing device and controls the data being protected, replicated, migrated or archived, often referred to simply as the “client” software. iDataAgents communicate with most open and network file systems and enterprise relational databases and applications, such as Microsoft Exchange, Microsoft SharePoint, Notes Domino Server, GroupWise, Oracle, Informix, Sybase, DB2 and SAP, to generate application aware indexes pertinent to granular recovery of application objects. The agent software contains the logic necessary to extract (or recover) data and send it to (or receive it from) the MediaAgent software.

Sales and Marketing

We sell our data and storage management software applications and related services to large global enterprises, small and medium sized businesses and government agencies. We sell through our worldwide direct sales force and our global network of value-added resellers, systems integrators, corporate resellers and original equipment manufacturer partners. As of March 31, 2007, we had 176 employees in sales and marketing. These employees are located in the Americas, Europe, Australia, Africa and Asia.

We have a variety of marketing programs designed to create brand recognition and market awareness for our product offerings and for sales lead generation. Our marketing efforts include active participation at trade shows, technical conferences and technology seminars; advertising; publication of technical and educational articles in industry journals; sales training; and preparation of competitive analyses. In addition, our strategic partners augment our marketing and sales campaigns through seminars, trade shows and joint advertising campaigns. Our customers and strategic partners provide references and recommendations that we often feature in our advertising and promotional activities.

Research and Development

Our research and development organization is responsible for the design, development, testing and certification of our data management software applications. As of March 31, 2007, we had 215 employees in our research and development group, of which 48 are located at our Hyderabad, India development center. Our engineering efforts support product development across all major operating systems, databases, applications and network storage devices. A substantial amount of our development effort goes into certification, integration and support of our applications to ensure interoperability with our strategic partners’ hardware and software products. We have also made substantial investments in the automation of our product test and quality assurance laboratories. We spent $23.4 million on research and development activities in fiscal 2007, $19.3 million in fiscal 2006 and $17.2 million in fiscal 2005.

Competition

The data storage management market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. We currently compete with other providers of data management software as well as large storage hardware manufacturers that have developed or acquired their own data management software products. These manufacturers have the resources and capabilities to develop their own data management software applications, and many have been making acquisitions and broadening their efforts to include broader data management and storage products. These manufacturers and/or our other current and potential competitors may establish cooperative relationships among themselves or with third parties, creating new competitors or alliances. Large operating system and application vendors, including Microsoft, have introduced products or functionality that include some of the same functions offered by our software applications. In the future, further development by these vendors could cause our software applications and services to become redundant.

The following are our primary competitors in the data management software applications market, each of which has one or more products that compete with a part of or our entire software suite:

•	CA (formerly known as Computer Associates International, Inc.);

•	EMC;

•	Hewlett-Packard;

•	IBM; and

•	Symantec.

The principal competitive factors in our industry include product functionality, product integration, platform coverage, ability to scale, price, worldwide sales infrastructure, global technical support, name recognition and reputation. The ability of major system vendors to bundle hardware and software solutions is also a significant competitive factor in our industry. Although many of our competitors have greater resources, a larger installed customer base and greater name recognition, we believe we compete favorably on the basis of these competitive factors.

Intellectual Property and Proprietary Rights

Our success and ability to compete depend on our continued development and protection of our proprietary software and other technologies. We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions, to establish and protect our intellectual property rights. We provide our software to customers pursuant to license agreements that impose restrictions on use. These license agreements are primarily in the form of shrink-wrap or click-wrap licenses, which are not negotiated with or signed by our end user customers. These measures may afford only limited protection of our intellectual property and proprietary rights associated with our software. We also enter into confidentiality agreements with employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our software, technology or business plans.

As of May 15, 2007, we had 15 issued patents and 113 pending patent applications in the United States, as well as 21 issued patents in foreign countries and 76 pending foreign patent applications. Pending patent applications may receive unfavorable examination and are not guaranteed allowance as issued patents. We may elect to abandon or otherwise not pursue prosecution of certain pending patent applications due to patent examination results, economic considerations, strategic concerns or other factors. We will continue to assess appropriate occasions to seek patent and other intellectual property protection for innovative aspects of our technology that we believe provide us a significant competitive advantage.

Despite our efforts to protect our trade secrets and proprietary rights through patents and license and confidentiality agreements, unauthorized parties may still attempt to copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed.

We have entered into an original equipment manufacturer agreement with Critical Technologies, Inc. whereby we embed Critical Technologies’ indexing software in our software applications for sale, as an option, to our customers. Our agreement with Critical Technologies expires on March 31, 2008 unless prior thereto either party gives at least 90 days notice of termination. In addition to our agreement with Critical Technologies, we currently resell certain software from Microsoft, including Microsoft SQL Server, used in conjunction with our software applications pursuant to an independent software vendor royalty license and distribution agreement that we have and plan to continue renewing annually. We also currently resell certain other software from Microsoft, including Windows Preinstallation Environment software, used in conjunction with our software applications, pursuant to an agreement with Microsoft that expires January 31, 2008. We have entered into and expect to enter into agreements with additional third parties to license their technology for use with our software applications.

Some of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software and we may incorporate open source software into other products in the future. The use of such open source software may ultimately subject some products to unintended conditions which may negatively affect our business, financial condition, operating results, cash flow and ability to commercialize our products or technologies.

From time to time, we are participants or members of various industry standard-setting organizations or other industry technical organizations. Our participation or membership in such organizations may, in some circumstances, require us to enter into royalty or licensing agreements with third parties regarding our intellectual property under terms established by those organizations, which we may find unfavorable.

In the United States, we own or have common law trademark rights in the following marks: CommVault, the “CV” logo, CommVault Systems, Solving Forward, SIM, Singular Information Management, CommVault Galaxy, Unified Data Management, QiNetix, Quick Recovery, QR, QNet, GridStor, Vault Tracker, Quick Snap, QSnap, Recovery Director, CommServe, CommCell, and InnerVault. We also have several other trademarks and are actively pursuing trademark registrations in several foreign jurisdictions.

Employees

As of March 31, 2007, we had 727 employees worldwide, including 176 in sales and marketing, 215 in research and development, 90 in general and administration and 246 in customer services and support. None of our employees are represented by a labor union. We have never experienced a work stoppage and believe our relationship with our employees is good.

Facilities

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Oceanport, New Jersey. We currently occupy approximately 116,000 square feet of office space in the Oceanport facility under the terms of an operating lease expiring in July 2013. We believe that our current facility is adequate to meet our needs for at least the next 12 months. We believe that suitable additional facilities will be available as needed on commercially reasonable terms. In addition, we have offices in the United States in Arizona, California, Florida, Georgia, Illinois, Massachusetts, New York, Oregon, Texas, Virginia and Washington; and outside the United States in Ottawa, Ontario; Mississauga, Ontario; Calgary, Alberta; Reading, United Kingdom; Oberhausen, Germany; Utrecht, Netherlands; Beijing, China; Shanghai, China; Sydney, Australia; Col. Marte, Mexico; and Hyderabad, India.

Legal Proceedings

From time to time, we are subject to claims in legal proceedings arising in the normal course of our business. We do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

MANAGEMENT

Directors and Executive Officers

The following table presents information with respect to our directors and executive officers as of May 25, 2007:

Name	Age	Position

N. Robert Hammer	65	Chairman, President and Chief Executive Officer
Alan G. Bunte	53	Executive Vice President and Chief Operating Officer
Louis F. Miceli	57	Vice President and Chief Financial Officer
Ron Miiller	40	Vice President of Sales, Americas
Anand Prahlad	39	Vice President, Product Development
Suresh P. Reddy	44	Vice President, Worldwide Technical Services & Support
Steven Rose	49	Vice President, Europe, Middle East and Asia
David West	41	Vice President, Marketing and Business Development
Frank J. Fanzilli, Jr.(1)	50	Director
Armando Geday(1)	45	Director
Keith Geeslin(1)	54	Director
F. Robert Kurimsky(2)(3)	68	Director
Daniel Pulver(2)(3)	38	Director
Gary B. Smith(3)	46	Director
David F. Walker(2)(3)	53	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominations and Governance Committee.

N. Robert Hammer has served as our Chairman, President and Chief Executive Officer since March 1998. Mr. Hammer was also a venture partner from 1997 until December 2003 of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business. Prior to joining the Sprout Group, Mr. Hammer served as the chairman, president and chief executive officer of Norand Corporation, a portable computer systems manufacturer, from 1988 until its acquisition by Western Atlas, Inc. in 1997. Mr. Hammer led Norand following its leveraged buy-out from Pioneer Hi-Bred International, Inc. and through its initial public offering in 1993. Prior to joining Norand, Mr. Hammer also served as chairman, president and chief executive officer of publicly-held Telequest Corporation from 1987 until 1988 and of privately-held Material Progress Corporation from 1982 until 1987. Prior to joining Material Progress Corporation, Mr. Hammer spent 15 years in various sales, marketing and management positions with Celanese Corporation, rising to the level of vice president and general manager of the structural composites materials business. Mr. Hammer obtained his bachelor’s degree and master’s degree in business administration from Columbia University.

Alan G. Bunte has served as our Executive Vice President and Chief Operating Officer since October 2003 and served as our senior vice president from December 1999 until October 2003. Prior to joining our company, Mr. Bunte was with Norand Corporation from 1986 to January 1998, serving as its senior vice president of planning and business development from 1991 to January 1998. Mr. Bunte obtained his bachelor’s and master’s degrees in business administration from the University of Iowa.

Louis F. Miceli has served as our Vice President and Chief Financial Officer since April 1997 and has over 30 years of experience in various finance capacities for several high-technology companies. Prior to joining our company, Mr. Miceli served as chief financial officer of University Hospital, part of the University of Medicine and Dentistry of New Jersey (UMDNJ), from 1994 until 1997 and as the corporate controller of UMDNJ from 1992 until 1994. Prior to joining UMDNJ, Mr. Miceli served as the chief financial officer of Syntrex, Inc., a word processing software and hardware manufacturer, from 1985 until 1992, and as its controller from 1980 until 1985. Mr. Miceli began his career as a staff auditor at Ernst & Young LLP, where he served five years. Mr. Miceli obtained his bachelor’s degree, cum laude, in accounting from Seton Hall University and is a certified public accountant in the State of New Jersey.

Ron Miiller has served as our Vice President of Sales, Americas since January 2005. Prior to his current role, Mr. Miiller served as our Central Region Sales Manager from March 2000 to December 2004. Prior to joining our company, Mr. Miiller served as Director, Central Region Sales for Softworks, Inc., an EMC company, from March 1997 through March 2000, and prior to that Mr. Miiller was with Moore Corporation, a diversified print and electronic communications company from 1989 through March 1997 in various leadership roles. Mr. Miiller received his bachelor of science degree in marketing from Ball State University in 1989.

Anand Prahlad has served as our Vice President, Product Development since May 2001 and has been with our company since 1994 as a software development and software developer manager and, from February 1999 to May 2001, as our senior director of product development. As a software developer, Mr. Prahlad oversaw the development of our QiNetix Galaxy software applications. Prior to joining our company, Mr. Prahlad was a software engineer with Mortgage Guaranty Insurance Corporation, a provider of private mortgage insurance coverage. Mr. Prahlad obtained his bachelor’s degree from Jawaharlal Nehru Technological University in India and his master’s degree in electrical and computer engineering from Marquette University.

Suresh P. Reddy has served as our Vice President, Worldwide Technical Services & Technical Support since April 2005. Mr. Reddy also served our company from 1990 through March 2005, serving as our Vice President, Worldwide Technical Services from September 2001 through March 2005, as our Western Regional Manager, Technical Services from March 1994 through July 1995 and again from March 1998 until August 2001, as our Director of Technical Services, Europe, Middle East and Asia from August 1995 to February 1998 and as a Systems Engineer from February 1990 to February 1994. Mr. Reddy obtained his bachelor’s degree in mechanical engineering from Jawaharlal Nehru Technological University in India and his master’s degree in computer sciences from the New Jersey Institute of Technology.

Steven Rose has served as our Vice President, Europe, Middle East and Asia since June 2006. Prior to joining our company, Mr. Rose served as Vice President, United Kingdom and Ireland of Veritas Software Corp. from 2003 to July 2005 and, after Veritas’ merger with Symantec in July of 2005, as the United Kingdom Managing Director for the combined entity. Prior to joining Veritas, Mr. Rose served as Chief Executive Officer of CopperEye, a United Kingdom based software company, from 2002 to 2003, and prior to that served as Managing Director, Europe for FatWire Corporation, a New York based software company, from 2001 to 2002. Prior to joining FatWire, Mr. Rose served as the Managing Director, Europe of NEON Systems (UK) Ltd., a United Kingdom based company selling software products for systems integration, from 1997 to 2001. Prior to joining NEON Systems, Mr. Rose held several sales, marketing and general management positions with several software and systems companies, including TCAM Systems (UK) Ltd., Royal Blue Technologies, Ltd., and Network Systems Corporation. Mr. Rose attended the Royal Military Academy, Sandhurst and served as an officer in the British Army for six years.

David West has served as our Vice President, Marketing and Business Development since September 2005 and our Vice President, Business Development from August 2000 to September 2005. Prior to joining our company, Mr. West served as a director of strategic alliances from April 1999 to July 2000 and vice president of storage solutions in July 2000 at Legato Systems, Inc., which was subsequently acquired by EMC Corporation. Prior to joining Legato Systems, Mr. West served as vice president of sales at Intelliguard Software, Inc., which was also subsequently acquired by EMC Corporation, from 1990 to April 1999. Mr. West obtained his bachelor’s degree in electrical engineering from Villanova University.

Frank J. Fanzilli, Jr. has served as a director of our company since July 2002. Mr. Fanzilli retired from active employment in March 2002. Prior to his retirement, Mr. Fanzilli spent 17 years at Credit Suisse First Boston LLC (now Credit Suisse Securities (USA) LLC), holding a variety of positions in information technology and rising to the level of managing director and chief information officer. Prior to joining Credit Suisse First Boston, Mr. Fanzilli spent seven years at IBM, where he managed systems engineering and software development for Fortune 50 accounts. Mr. Fanzilli obtained his bachelor’s degree in management, cum laude, from Fairfield University and his master’s in business administration, with distinction, from New York University. Mr. Fanzilli also serves on the board of directors of Avaya Inc. and Interwoven, Inc.

Armando Geday has served as a director of our company since July 2000. From April 1997 until February 2004, Mr. Geday served as president, chief executive officer and a director of GlobespanVirata, Inc., a digital subscriber line chipset design company. After GlobespanVirata was acquired by Conexant Systems, Inc. in 2004, Mr. Geday served as chief executive officer of Conexant from February 2004 until November 2004. Prior to joining GlobespanVirata, Mr. Geday served as vice president and general manager of the multimedia communications division of Rockwell Semiconductor Systems from 1986 to 1997. Prior to joining Rockwell, Mr. Geday held several other marketing and general management positions at Rockwell and Harris Semiconductor. Mr. Geday obtained his bachelor’s degree in electrical engineering from the Florida Institute of Technology. Mr. Geday also serves on the board of directors of MagnaChip Semiconductor.

Keith Geeslin has served as a director of our company since May 1996 and is chairman of our Compensation Committee. Mr. Geeslin became a partner at Francisco Partners in January 2004, prior to which Mr. Geeslin spent 19 years with the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC, an underwriter in this offering. Prior to joining the Sprout Group, Mr. Geeslin was the general manager of a division of Tymshare, Inc. and held various positions at its Tymnet subsidiary from 1980 to 1984. Mr. Geeslin obtained his bachelor’s degree in electrical engineering from Stanford University and master’s degrees from Stanford University and Oxford University. Mr. Geeslin also serves on the board of directors of Synaptics, Inc. and Yipes Enterprise Services, Inc.

F. Robert Kurimsky has served as a director of our company since February 2001. Mr. Kurimsky served as senior vice president of Technology Solutions Company, a systems integrator, from 1994 through 1998 and again from January 2002 through June 2003. Mr. Kurimsky served as senior vice president of The Concours Group, a consulting and executive education provider, from 1998 through December 2001. Prior to his service with Technology Solutions Company, Mr. Kurimsky spent 20 years in information systems and administration functions at the Philip Morris Companies, Inc. (now Altria Group, Inc.), rising to the level of vice president. Mr. Kurimsky obtained a bachelor of science at Fairfield University and a master of engineering degree from Yale University. Mr. Kurimsky also serves on the board of directors of The Advisory Council, a privately-held research and advisory services company.

Daniel Pulver has served as a director of our company since October 1999 and is chairman of our Nominations and Governance Committee. Mr. Pulver served as a director at Credit Suisse First Boston LLC from November 2000, when Credit Suisse First Boston LLC (now Credit Suisse Securities (USA) LLC) merged with Donaldson, Lufkin & Jenrette, until April 2005. Mr. Pulver obtained his bachelor’s degree from Stanford University and his master’s in business administration from Harvard Business School. Mr. Pulver also serves on the board of directors and the compensation committee of Nextpharma S.A. Prior to May 24, 2007, Mr Pulver served on the compensation committee of our Company.

Gary B. Smith has served as a director of our company since May 2004 and as our lead director since May 2006. Mr. Smith is currently the president, chief executive officer and a director of Ciena Corporation. Mr. Smith began serving as chief executive officer of Ciena in May 2001, in addition to his existing responsibilities as president and director, positions he has held since October 2000. Prior to his current role, his positions with Ciena included chief operating officer and senior vice president, worldwide sales. Mr. Smith joined Ciena in November 1997 as vice president, international sales. From 1995 through 1997, Mr. Smith served as vice president of sales and marketing for INTELSAT. He also previously served as vice president of sales and marketing for Cray Communications, Inc. Mr. Smith received his master’s in business administration from Ashridge Management College, United Kingdom. Mr. Smith currently serves on the board of directors for the American Electronics Association, and also serves as a commissioner for the Global Information Infrastructure Commission.

David F. Walker has served as a director of our company since February 2006 and is chairman of our Audit Committee. Mr. Walker is the Director of the Accountancy Program and the Program for Social Responsibility and Corporate Reporting at the University of South Florida St. Petersburg, where he has been employed since 2002. Prior to joining the University of South Florida, Mr. Walker was with Arthur Andersen LLP, having served as a partner in that firm from 1986 through 2002. Mr. Walker earned a master’s of business administration from the University of Chicago Graduate School of Business with concentration in accounting, finance and marketing, and a bachelor of arts degree from DePauw University with majors in economics and mathematics and a minor in business administration. Mr. Walker is a certified public accountant and a certified fraud examiner. Mr. Walker also serves on the board of directors of Chico’s FAS, Inc., First Advantage Corporation and Technology Research Corporation, participating on the executive, audit and corporate governance committees of Chico’s and chairing its audit committee; chairing the audit committee of First Advantage; and participating on the compensation and nominating committees of Technology Research.

The board of directors is divided into three classes, with one class of directors elected at each annual meeting. The members of Class I, whose terms expire at our fiscal 2007 annual meeting, will be Messrs. Kurimsky, Walker and Geday. The members of Class II, whose terms expire at our fiscal 2008 annual meeting following this offering, will be Messrs. Pulver and Fanzilli. The members of Class III, whose terms expire at the our fiscal 2009 annual meeting following this offering, will be Messrs. Hammer, Geeslin and Smith.

The board of directors determines the independence of its directors annually. The board of directors has determined that each of Thomas Barry (who resigned from the board of directors on May 11), Frank J. Fanzilli, Armando Geday, F. Robert Kurimsky, Daniel Pulver, Gary B. Smith and David F. Walker is an “independent director” as such term is defined by Nasdaq’s Marketplace Rules. We do not have any requirements relating to director independence in addition to Nasdaq’s Marketplace Rules. In making these independence determinations, the board of directors was not aware of any disqualifying relationship under the above criteria and, additionally, was not aware of any other relationship between such director and CommVault.

Compensation Discussion and Analysis

Compensation Committee Membership and Organization

The Compensation Committee of the Board of Directors, or the Compensation Committee, has responsibility for establishing, implementing and monitoring adherence with the Company’s compensation philosophy. Its duties include:

•	setting the total compensation of our Chief Executive Officer and evaluating his performance based on corporate goals and objectives;

•	reviewing and approving the Chief Executive Officer’s decisions relevant to the total compensation of the Company’s other executive officers;

•	making recommendations to the Board of Directors with respect to equity-based plans in order to allow us to attract and retain qualified personnel; and

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board of Directors.

The members of our Compensation Committee are Messrs. Fanzilli, Geeslin and Pulver. Mr. Geeslin currently serves as Chairman of the Compensation Committee. Each member of the Compensation Committee is an “independent director” as such term is defined by Nasdaq’s Marketplace Rules. The Compensation Committee meets at scheduled times during the year and meets on an as necessary interim basis. Additionally, the Compensation Committee considers and takes action by written consent. The Compensation Committee met two times during fiscal year 2007.

Compensation Philosophy and Objectives

As a quickly growing high-technology company, we operate in an extremely competitive and rapidly changing industry. We believe that the skill, talent, judgment and dedication of our executive officers are critical factors affecting the long-term value of our company. The Compensation Committee’s philosophy and objectives in setting compensation policies for executive officers are to align pay with performance, while at the same time providing fair, reasonable and competitive compensation that will allow us to retain and attract superior executive talent. The Compensation Committee strongly believes that executive compensation should align executives’ interests with those of shareholders by rewarding achievement of specific annual, long-term, and strategic goals by the Company, with the ultimate objective of improving long-term stockholder value. The specific goals that our current executive compensation program rewards are focused primarily on revenue growth and profitability. To that end, the Compensation Committee believes executive compensation packages provided by the Company to its executive officers should include a mix of both cash and equity-based compensation that reward performance as measured against established goals. As a result, the principal elements of our executive compensation are base salary, non-equity incentive plan compensation, long-term equity incentives generally in the form of stock options and/or restricted stock and post-termination severance and acceleration of stock option vesting for certain named executive officers upon termination and/or a change in control.

Our goal is to maintain an executive compensation program that will fairly compensate our executives, attract and retain qualified executives who are able to contribute to our long-term success, induce performance consistent with clearly defined corporate goals and align our executives’ long-term interests with those of our shareholders. The decision on the total compensation for our executive officers is based primarily upon an assessment of each individual’s performance and the potential to enhance long-term stockholder value. Often, judgment is relied upon and not upon rigid guidelines or formulas in determining the amount and mix of compensation for each executive officer. Factors affecting such judgment include performance compared to strategic goals established for the individual and the Company at the beginning of the year, the nature and scope of the executive’s responsibilities, and effectiveness in leading initiatives to achieve corporate goals.

Role of Executive Officers in Compensation Decisions

The Compensation Committee is responsible for setting the compensation of our Chief Executive Officer and also reviewing and approving our Chief Executive Officer’s decisions relevant to the compensation of our other executive officers. Our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources support the Compensation Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. In addition, the Compensation Committee has authority under its charter to engage the advice of outside advisors and experts as appropriate.

Benchmarking of Executive Compensation

In the fourth quarter of fiscal 2006, we engaged recognized external compensation consultants to conduct a review and evaluate the Company’s current compensation practices and its competitive position in the industry. The external compensation consultants provided recommendations for structuring our compensation programs to retain our highly experienced executive management team, to keep management focused during the expected period of growth following our initial public offering, to motivate management to maximize stockholder value and to align our compensation practices with other technology industry companies of similar size. Their recommendations were based on a benchmarking analysis of our executive compensation relative to the compensation of comparable executive positions at comparable technology industry companies. Their analysis was based on compensation survey data from 86 technology industry companies. A partial list of the companies included in the survey include Actuate Corporation, Advent Software, Inc., Ariba, Inc., Cognos, Inc., Entrust, Inc., Filenet, Inc., Intervoice, Inc., Interwoven, Inc., Lightbridge, Inc., Mercury Interactive Corporation, Micromuse, Inc., MSC Software Corporation, Netmanage, Inc., Open Text Corporation, Radiant Systems, Inc., Red Hat, Inc., SeeBeyond Technology Corporation, Software AG, Tibco Software, Inc.,

Vignette Corporation, Websense, Inc. and Zantaz Inc. The results of the compensation review and evaluation and the subsequent recommendations were presented to the Compensation Committee.

Components of Executive Compensation

The principal components of compensation for our executive officers are:

•	Base salary;

•	Non-equity incentive plan compensation;

•	Long-term equity incentives; and

•	Other benefits.

Base salary

The Company provides our executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. The Compensation Committee compensates our executive officers competitively within the industry. In addition to considering the analysis provided by the external compensation consultants, the Compensation Committee considered the scope of and accountability associated with each executive officer’s position and such factors as the performance and experience of each executive officer when approving base salary levels for fiscal 2007. With respect to executive officers, base salaries are targeted to be competitive and are generally benchmarked against the 50th-75th percentile of the technology industry survey data discussed above. The 50th-75th percentile benchmark is being used because we have consistently achieved revenue and earnings growth that is in the top tier of companies in our industry. In some circumstances it may be necessary to provide compensation above these levels; these circumstances include the need to retain key individuals, to recognize roles that were larger in scope or accountability than standard market positions and/or to reward individual performance.

Salary levels are typically reviewed annually each April as part of our performance review process as well as upon a promotion or other change in job responsibility. For fiscal 2007, base salaries accounted for approximately 22% of total compensation for our Chief Executive Officer and ranged from 32% to 52% for our other four most highly compensated executive officers. Salaries earned by our five mostly highly compensated executive officers during fiscal 2007 are reported below in the Summary Compensation Table.

Non-Equity Incentive Plan Compensation

Non-equity incentive plan compensation for our executive officers is designed to reward performance against key corporate goals. In early fiscal 2007, the non-equity incentive plan compensation targets for that year were approved after considering targets for comparable positions provided by our external compensation consultants; the scope of and accountability associated with each executive officer’s position; and the performance and experience of each executive officer. The performance metrics against which our executive officers are measured are clearly communicated, measurable and consistently applied, and focus on corporate objectives. Our executive officer incentive targets are designed to motivate management to achieve specific goals related to certain revenue and profitability objectives. These metrics were selected because we believe that, at this stage of our development, they are most closely correlated to stockholder value. We believe that our revenue and profitability goals are aggressive and not easy to achieve because they are based on growth objectives higher than the industry average. During fiscal 2007, our actual revenue and profitability growth rates resulted in bonus awards ranging from 90% to 101% of the targets set for our five highest compensated executive officers. Fiscal 2007 was the first year that our Chief Executive Officer achieved a non-equity incentive plan award greater than 100% of his target. During the past three years, none of our other named executive officers with a maximum pay-out have achieved a non-equity incentive plan award greater than 100% of their target. Historically, our target performance requirements have been set so that achievement has been generally consistent from year to year. For fiscal 2008, if our revenue growth rate is consistent with fiscal 2007 and our profitability increases greater than industry average, we anticipate that the target bonus achievement of our five highest compensated executives will generally be consistent with fiscal 2007.

Our Chief Executive Officer, Mr. Hammer, is eligible for non-equity incentive plan compensation with a target bonus potential equal to a percentage of his base salary depending on the Company’s achievement against the annual financial plan approved by our Board of Directors. For fiscal 2007, Mr. Hammer’s target annual non-equity incentive plan compensation was determined by a combination of revenue and income from operations achievement. In total, Mr. Hammer’s target bonus was 100% of his $400,000 base salary for fiscal 2007. Mr. Hammer’s annual bonus may range from a minimum of zero to a maximum of 160% of his base salary, depending on the Company’s performance. In fiscal 2007, Mr. Hammer was awarded annual non-equity incentive plan compensation of $402,220 or 101% of his base salary.

Our Chief Operating Officer, Alan Bunte, and our Chief Financial Officer, Louis Miceli, are also eligible for annual non-equity incentive plan compensation with a target bonus potential equal to a percentage of their base salaries. For fiscal 2007, Mr. Bunte’s target bonus was 65% of his $300,000 base salary and Mr. Miceli’s target bonus was 50% of his $270,000 base salary. The performance goals for Messrs. Bunte and Miceli are both quantitative and qualitative. With respect to quantitative goals, Messrs. Bunte and Miceli are generally measured against the same performance objectives as Mr. Hammer. With respect to qualitative goals, discretion may be exercised because the goals are subjective. Non-equity incentive plan compensation awarded to Messrs. Bunte and Miceli is determined and approved by Mr. Hammer and reviewed by the Compensation Committee. In fiscal 2007, Mr. Bunte was awarded non-equity incentive plan compensation of $195,000 or 65% of his base salary and Mr. Miceli was awarded non-equity incentive plan compensation of $135,000 or 50% of his base salary.

Our Vice President of Sales, Americas, Ron Miiller, is eligible for a quarterly non-equity incentive plan compensation award based on a percentage of revenue recognized during each quarter of the fiscal year. Mr. Miiller’s non-equity incentive plan compensation is a tiered commission based plan where he is rewarded for the revenue in the United States, South America, Canada and Mexico. Based on the revenue targets provided to Mr. Miiller for the United States, South America, Canada and Mexico, Mr. Miiller’s target bonus potential for fiscal 2007 was 100% of his base salary. Mr. Miiller’s fiscal 2007 commission plan contains a maximum commission pay-out of approximately 147% of his base salary. In fiscal 2007, Mr. Miiller was awarded $215,164 or approximately 90% of his base salary in commissions under the non-equity incentive plan compensation.

Our Vice President of Sales, Europe, Middle East and Asia, Steven Rose, commenced employment with us in the first quarter of fiscal 2007. Starting on July 1, 2006, Mr. Rose was eligible for a quarterly non-equity incentive plan compensation award based on a percentage of revenue and contribution margin achieved during the remaining quarters of the fiscal year. Mr. Rose’s non-equity incentive plan compensation is a tiered commission based plan where he is rewarded for the revenue and contribution margin each quarter in Europe, Australia, New Zealand, Africa, the Middle East and portions of Asia. Based on the revenue and contribution margin targets provided to Mr. Rose for Europe, Australia, New Zealand, Africa, the Middle East and portions of Asia, Mr. Rose’s target bonus potential for fiscal 2007 was 100% of his base salary. Mr. Rose’s fiscal 2007 commission plan contains a maximum commission pay-out of 113% of his base salary. In fiscal 2007, Mr. Rose was awarded $186,698 or 84% of his base salary in commissions under the non-equity incentive plan compensation.

To date, the Compensation Committee has not exercised discretion to increase or reduce the award amounts that resulted from the application of our non-equity incentive plan compensation. However, the committee has the authority to do so if it determines that an adjustment would serve our interests and the goals of our executive officer non-equity incentive plan compensation.

Long-Term Equity Incentive Awards

We currently provide long-term incentive compensation pursuant to our 2006 Long-Term Stock Incentive Plan (the “LTIP”). The LTIP permits the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance stock awards and stock unit awards based on, or related to, shares of the Company’s common stock.

Generally, a significant stock option grant is made within one month of when an executive officer commences employment. This grant is made within our guidelines for new-hire grants, consistent with the executive’s position. The guidelines were developed based on our historical practices and survey data. The size of each grant is set at a level that we believe is appropriate to create a meaningful opportunity for stock ownership based upon the Company’s grant guidelines, the individual’s position with us and the individual’s potential for future responsibility and promotion. The relative weight given to each of these factors varies from individual to individual and all grants to executive officers are approved by the Compensation Committee.

Subsequent grants pursuant to the LTIP are made at varying times and in varying amounts in the discretion of the Compensation Committee. Each executive officer’s performance during the prior year is measured during the performance review process, but corporate performance is also considered when follow-on awards are granted. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive to remain an employee of the Company. As of March 31, 2007, we have only granted non-qualified stock options under the LTIP to our executive officers. We anticipate that future grants under the LTIP will include both non-qualified stock options and restricted stock units. Our stock options typically vest over a four-year period and have a term of ten years, in order to encourage a long-term perspective and encourage key employees to remain with the Company. We anticipate that restricted stock units granted under our LTIP will also vest over a four-year period.

We account for equity compensation paid to all of our employees under the rules of SFAS No. 123(R), which requires us to estimate and record compensation expense over the service period of the award. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date. Generally, the granting of a non-qualified stock option to our executive officers is not a taxable event to those employees, provided, however, that the exercise of such stock option would result in taxable income to the optionee equal to the difference between the fair market value of the stock on the exercise date and the exercise price paid for such stock. Similarly, a restricted stock award subject to a vesting requirement is also not taxable to our executive officers unless such individual makes an election under section 83(b) of the Internal Revenue Code of 1986, as amended. In the absence of a section 83(b) election, the value of the restricted stock award becomes taxable to the recipient as the restrictions lapse.

The most recent long-term equity incentive award granted to each of our executive officers was in September 2005. We did not grant any long-term equity incentive awards to our executive officers during fiscal 2007 because the September 2005 grant was intended to satisfy two fiscal years for our Chief Executive Officer and one fiscal year for our other executive officers. The Compensation Committee anticipates that our Chief Executive Officer’s next long-term equity incentive award grant will occur in the first quarter of fiscal 2009. In addition, we anticipate that we will grant long-term equity incentive awards to each of our other executive officers on an annual basis starting in the first quarter of fiscal 2008. We made the first grant of such awards in May 2007.

In anticipation of our fiscal 2008 equity award grant, we conducted a review in the fourth quarter of fiscal 2007 of our equity compensation practices. We obtained technology industry survey data regarding the equity compensation of comparable executive positions at comparable technology industry companies. This survey data consisted of 99 technology industry companies many of which were the same companies identified in the fiscal 2006 survey noted above. We anticipate that we will grant equity compensation with a value that is generally targeted at the 75th percentile of the technology industry survey data obtained. The 75th percentile benchmark is being used because we have consistently achieved revenue and earnings growth that is in the top tier of companies in our industry.

In determining the amount of the long-term equity awards for fiscal 2008, an estimated value (in dollars) was developed based on the equity compensation component that the other similarly situated executives received within the technology industry survey data obtained. While Mr. Hammer will not receive a long-term equity incentive award until the first quarter of fiscal 2009, our Compensation Committee benchmarked this position to assist in determining the appropriate equity compensation for our other executive officers. Our

Compensation Committee concluded that, with respect to the position of chief executive officer, the annual dollar value of the equity component of chief executive officer compensation was approximately $1,500,000 at the 75th percentile. Using similar methodology we anticipate that we will provide Messrs. Bunte, Miceli, Miiller and Rose with fiscal 2008 long-term equity compensation of approximately $800,000, $500,000, $500,000 and $400,000, respectively. Furthermore, our Compensation Committee has determined that the aggregate economic value of equity compensation payable to the executive officers should contain a mix of non-qualified stock options and restricted stock units.

Other benefits

Our executive officers participate in benefit programs that are substantially the same as all other eligible employees of the Company.

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our common stock. The Compensation Committee is satisfied that stock and option holdings among our directors and executive officers are sufficient to provide motivation and to align this group’s interests with those of our shareholders.

Financial Restatements

The Compensation Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash- or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our Compensation Committee believes that this issue is best addressed if the need actually arises and all of the facts regarding the restatement are known.

Deductibility of Executive Compensation

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code which precludes the Company from taking a tax deduction for individual compensation in excess of $1 million for our Chief Executive Officer and our four other highest-compensated officers. This section also provides for certain exemptions to this limitation, specifically compensation that is performance-based within the meaning of Section 162(m) of the Code.

Summary

Our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns our executive officers’ interests with those of our shareholders. The Compensation Committee also believes that the compensation of our executives is both appropriate and responsive to the goal of increasing revenue and profitability.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this report.

Submitted by the Compensation Committee of the Board.

Frank J. Fanzilli, Jr.
Keith Geeslin
Daniel Pulver

Fiscal 2007 Summary Compensation Table

The following table summarizes the compensation earned in fiscal 2007 by our Principal Executive Officer, Principal Financial Officer and the other three most highly paid executive officers whose total compensation exceeded $100,000 in fiscal 2007. We refer to these individuals as our “named executive officers”:

				Non-Equity
			Option	Incentive Plan		All Other Annual
Name and Principal Position	Year	Salary	Awards(1)	Compensation(2)		Compensation(3)		Total

N. Robert Hammer	2007	$400,000	$980,618	$402,220	(5)	$70,244	(10)	$1,853,082
Chairman, President and Chief Executive Officer
Alan G. Bunte	2007	300,000	348,558	195,000	(6)	—		843,558
Executive Vice President and Chief Operating Officer
Louis F. Miceli	2007	270,000	96,255	135,000	(7)	13,537		514,792
Vice President and Chief Financial Officer
Ron Miiller	2007	240,000	167,652	215,164	(8)	—		622,816
Vice President of Sales, Americas
Steven Rose(4)	2007	222,346	270,649	186,698	(9)	19,058	(11)	698,751
Vice President, Europe, Middle East and Asia

(1)	The amounts in this column represent the dollar amount recognized in accordance with FAS 123(R) for the year, disregarding any estimates of future forfeitures. These amounts may reflect options granted in years prior to fiscal 2007. See Note 2 of the notes to our consolidated financial statements contained elsewhere in this Annual Report for a discussion of all assumptions made by us in determining the FAS 123(R) values of our equity awards.

(2)	The amounts reported in this column consist of awards earned in fiscal 2007 under each executive officer’s non-equity incentive plan compensation. Such amounts are more fully described above under the heading “Non-Equity Incentive Plan Compensation.”

(3)	Other than Messrs. Hammer, Miceli and Rose, none of our named executive officers received other annual compensation exceeding $10,000 for fiscal 2007.

(4)	Mr. Rose commenced employment with us in the first quarter of fiscal 2007 at an estimated annual salary of $240,000. Mr. Rose’s compensation is paid in British pound sterling. All amounts have been converted to U.S. dollars using the average currency exchange rate for the period.

(5)	This number represents $402,220 that was earned in fiscal 2007, but will be paid in fiscal 2008.

(6)	This number represents $195,000 that was earned in fiscal 2007, but will be paid in fiscal 2008.

(7)	This number represents $135,000 that was earned in fiscal 2007, but will be paid in fiscal 2008.

(8)	This number represents $165,964 that was earned and paid in fiscal 2007, and $49,200 that was earned in fiscal 2007, but will be paid in fiscal 2008.

(9)	This number represents $133,279 that was earned and paid in fiscal 2007, and $53,419 that was earned in fiscal 2007, but will be paid in fiscal 2008.

(10)	Mr. Hammer’s other annual compensation in fiscal 2007 included our payment of $23,858 for airfare for Mr. Hammer between his residence in Florida and our headquarters in Oceanport, New Jersey, $27,059 for housing-related costs for the rental of an apartment in New Jersey and $19,327 primarily for transportation-related benefits.

(11)	Mr. Rose’s other annual compensation in fiscal 2007 was for transportation-related benefits.

Fiscal 2007 Salary and non-equity incentive compensation in proportion to total compensation

The amount of salary and non-equity incentive compensation earned in fiscal 2007 in proportion to the total compensation reported for each of our named executive officers was:

•	N. Robert Hammer: 43%

•	Alan G. Bunte: 59%

•	Louis F. Miceli: 79%

•	Ron Miiller: 73%

•	Steven Rose: 59%

Fiscal 2007 Grants of Plan Based Awards

The following table sets forth information as to the range of non-equity incentive plan awards to the named executive officers in fiscal 2007. No equity incentive plan awards were granted to the named executive officers in fiscal 2007:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold(1)	Target(2)	Maximum(3)

N. Robert Hammer	$—	$400,000	$640,000
Alan G. Bunte	—	195,000	—
Louis F. Miceli	—	135,000	—
Ron Miiller	—	240,000	352,000
Steven Rose(4)	—	203,529	256,553

(1)	None of the named executive officers’ non-equity incentive compensation plans contain a minimum payout.

(2)	We believe that our non-equity incentive plan targets are aggressive and not easy to achieve. See “Non-Equity Incentive Plan Compensation” above for more information.

(3)	Mr. Hammer’s annual non-equity incentive plan compensation is limited to 160% of his base salary. Annual non-equity incentive plan compensation awarded to Messrs. Bunte and Miceli do not contain maximum pay-outs. Such awards are based on the discretion of Mr. Hammer and approved by the Compensation Committee. Messrs. Miiller and Rose are entitled to non-equity incentive plan compensation based on tiered commission plans that contain maximum annual pay-outs.

(4)	Mr. Rose commenced employment with us in the first quarter of fiscal 2007. Mr. Rose’s estimated future payouts under non-equity incentive plans reflect his eligible awards for the period July 1, 2006 through March 31, 2007. Mr. Rose’s compensation is paid in British pound sterling. All amounts have been converted to U.S. dollars using the average currency exchange rate for the period.

Outstanding Equity Awards at Fiscal 2007 Year End

The following table reflects all outstanding equity awards held by the named executive officers as of March 31, 2007:

	Option Awards
	Number of Securities	Number of Securities
	Underlying	Underlying
	Unexercised Options	Unexercised Options		Option Exercise	Option Expiration
Name	(Exercisable)	(Unexercisable)		Price	Date

N. Robert Hammer	600,000	—		$6.00	5/3/2011
	164,062	10,938	(1)	4.00	5/01/2013
	275,000	125,000	(2)	6.00	5/6/2014
	—	350,000	(3)	4.70	9/19/2015
Alan G. Bunte	60,000	—		5.00	3/23/2010
	85,000	—		6.00	5/02/2012
	87,500	12,500	(4)	4.00	7/31/2013
	37,500	62,500	(5)	4.70	9/19/2015
	—	75,000	(6)	4.70	9/19/2015
Louis F. Miceli	50,000	—		5.00	3/23/2010
	75,000	—		6.00	5/02/2012
	11,250	3,750	(7)	7.20	1/29/2014
	—	50,000	(8)	4.70	9/19/2015
Ron Miiller	50,000	—		5.00	3/23/2010
	7,500	2,500	(9)	7.20	1/29/2014
	5,625	4,375	(10)	5.30	11/3/2014
	37,500	37,500	(11)	5.30	1/27/2015
	25,000	—		5.30	1/27/2015
	9,375	15,625	(12)	4.70	7/29/2015
	—	32,500	(13)	4.70	9/19/2015
Steven Rose	—	150,000	(14)	11.70	4/20/2016

(1)	These options vested on 5/1/07.

(2)	25,000 of these options vested on 5/6/07 and 25,000 will vest on each quarterly anniversary thereafter through 5/6/08.

(3)	87,500 of these options vested on 4/1/07 and 21,875 of these options will vest on each quarterly anniversary thereafter through 4/1/10.

(4)	6,250 of these options vested on each 4/30/07 and 6,250 of these options will vest on 7/31/07.

(5)	6,250 of these options will vest on 6/19/07 and on each quarterly anniversary thereafter through 9/19/09.

(6)	18,750 of these options vested on 4/1/07 and 4,688 of these options will vest on each quarterly-anniversary thereafter through 4/1/10.

(7)	938 of these options vested on 4/29/07 and 938 of these options will vest on each quarterly anniversary thereafter through 1/29/08.

(8)	12,500 of these options vested on 4/1/07 and 3,125 of these options will vest on each quarterly anniversary thereafter through 4/1/10.

(9)	625 of these options vested on 4/29/07 and 625 of these options will vest on each quarterly anniversary thereafter through 1/29/08.

(10)	625 of these options vested on 5/3/07 and 625 of these options will vest each quarterly anniversary thereafter through 11/3/08.

(11)	4,688 of these options vested on 4/27/07 and 4,688 of these options will vest on each quarterly anniversary thereafter through 1/27/09.

(12)	1,563 of these options vested on 4/29/07 and 1,563 of these options will vest on each quarterly anniversary thereafter through 7/29/09.

(13)	8,125 of these options vested on 4/1/07 and 2,031 of these options will vest on each quarterly anniversary thereafter through 4/1/10.

(14)	37,500 of these options will vest on 6/1/07 and 9,375 of these options will vest on each quarterly anniversary thereafter through 6/1/10.

Option Exercises

None of our named executive officers exercised their respective options during fiscal 2007.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non qualified defined contribution plans maintained by us.

Employee Agreements

In February 2004, we entered into an employment agreement with N. Robert Hammer. The agreement has an initial term ending on March 31, 2005 and automatically extends for additional one-year terms unless either party elects, at least 30 days prior to the expiration of a term, to terminate the agreement. The agreement provides that Mr. Hammer’s annual salary shall be subject to annual review by our Board of Directors. The agreement also provides that Mr. Hammer shall be eligible for annual non-equity incentive plan compensation with a target bonus potential equal to a percentage of his base salary and that he shall be entitled to participate in the employee benefits plans in which our other executives may participate. If we terminate Mr. Hammer’s employment for any reason other than cause, death or upon a change in control of our company, the agreement provides that, for a one-year period, Mr. Hammer will be entitled to receive his then-current base salary (either in equal bi-weekly payments or a lump sum payment, at our discretion) and we will be required to continue paying the premiums for Mr. Hammer’s and his dependents’ health insurance coverage. In addition, Mr. Hammer will be entitled to any other amounts or benefits previously accrued under our then applicable employee benefit plans, incentive plans or programs. If we terminate Mr. Hammer’s employment by reason of death or disability, Mr. Hammer will be entitled to any compensation earned but not yet paid. The agreement provides that, during his term of employment with us and for a period of one year following any termination of employment with us, Mr. Hammer may not participate, directly or indirectly, in any capacity whatsoever, within the United States, in a business in competition with us, other than beneficial ownership of up to one percent of the outstanding stock of a publicly held company. In addition, Mr. Hammer may not solicit our employees or customers for a period of one year following any termination of his employment with us. Mr. Hammer’s employment agreement also contains a change in control provision which is discussed below in the section titled “Change in Control Agreements.”

Mr. Hammer has maintained his primary residence in the state of Florida since he began serving as our Chairman, President and Chief Executive Officer in 1998. Mr. Hammer’s position with us is his only full time employment. Mr. Hammer generally spends his time working for us in our office in Oceanport, New Jersey or traveling on business for us. He is generally in Oceanport when not traveling on business. As part of his annual compensation, we pay costs associated with Mr. Hammer’s travel between his residence in Florida and our headquarters in Oceanport, New Jersey and we also lease an apartment for Mr. Hammer’s use in New Jersey. See “Summary Compensation Table” for more information. The members of the Compensation Committee consider these costs in reviewing the annual compensation of Mr. Hammer. We do not believe that

Mr. Hammer’s Florida residency has had a negative impact on the quality of his service to us or on his ability to meet his obligations as Chairman, President and Chief Executive Officer in the past and we do not anticipate that his Florida residency will have any negative impact on us in the future.

In February 2004, we entered into employment agreements with Alan G. Bunte and Louis F. Miceli. Each of these agreements has an initial term ending on March 31, 2005 and automatically extends for additional one-year terms unless either party to the agreement elects, at least 30 days prior to the expiration of a term, to terminate the agreement. The agreements with Messrs. Bunte and Miceli provide that the annual salary of each shall be subject to annual review by our chief executive officer or his designee, and also provides that each shall be eligible for annual non-equity incentive plan compensation with a target bonus potential equal to a percentage of the officer’s base salary. The agreements with Messrs. Bunte and Miceli each provide that these officers shall be entitled to participate in the employee benefits plans in which our other executives may participate. If we terminate the employment of either of these officers for any reason other than for cause or death, each of the agreements provide that, for a one-year period, the terminated officer will be entitled to receive his then-current base salary (either in equal bi-weekly payments or a lump sum payment, at our discretion) and we will be required to continue paying the premiums for the officer’s and his dependents’ health insurance coverage. In addition, the terminated officer will be entitled to any other amounts or benefits previously accrued under our then applicable employee benefit plans, incentive plans or programs. If we terminate Messrs. Bunte’s or Miceli’s employment by reason of death or disability, each executive officer will be entitled to any compensation earned but not yet paid. Each agreement provides that, during his term of employment with us and for a period of one year following any termination of employment with us, the officer may not participate, directly or indirectly, in any capacity whatsoever, within the United States, in a business in competition with us, other than beneficial ownership of up to one percent of the outstanding stock of a publicly held company. In addition, neither of these officers may solicit our employees or customers for a period of one year following any termination of employment with us.

Change in Control Agreements

Mr. Hammer’s employment agreement provides that if a change in control of our company occurs, all options held by Mr. Hammer shall immediately become exercisable. If a change in control of our company occurs and Mr. Hammer’s employment is terminated for reasons other than for cause (other than a termination resulting from a disability) within two years of the change in control, or if Mr. Hammer terminates his employment within 60 days of a material diminution in his salary or duties or the relocation of his employment within two years following a change in control of our company, then he shall be entitled to (1) a lump sum severance payment equal to one and a half times his base salary at the time of the change in control plus an amount equal to Mr. Hammer’s target bonus at the time of the change in control, and (2) health insurance coverage for Mr. Hammer and his dependents for an 18 month period.

We have entered into change of control agreements with all of our executive officers, other than Mr. Hammer, whose employment agreement sets forth the protections upon a change of control described above. Each of these agreements provides that if a change in control of our company occurs and the employment of any of the officers is terminated for reasons other than for cause, or if the officer terminates his employment within 60 days of a material diminution in his salary or duties or the relocation of his employment following a change in control of our company, then all stock options held by the officer shall immediately become exercisable. In addition, the change of control agreements with Messrs. Bunte and Miceli provide that if a change in control of our company occurs and the employment of either of these officers is terminated for reasons other than for cause within two years of the change in control, or if the officer terminates his employment within 60 days of a material diminution in his salary or duties or the relocation of his employment within two years following a change in control of our company, then the officer shall be entitled to (1) a lump sum severance payment equal to one and a half times the sum of the officer’s annual base salary at the time of the change in control and all bonus payments made to the officer during the one-year period preceding the date of the change in control, and (2) health insurance coverage for the officer and his dependents for an 18 month period. The change of control agreements with Messrs. Miiller and Rose have substantially identical provisions that provide for a lump sum severance payment equal to the officer’s annual base salary at the time of the change in control and health insurance coverage for the officer and his dependents for a 12 month period.

The change of control agreements with Messrs. Bunte and Miceli provide that, for an 18 month period following the termination of employment, the officers may not engage in, or have any interest in, or manage or operate any company or other business (whether as a director, officer, employee, partner, equity holder, consultant or otherwise) that engages in any business which then competes with any of our businesses, other than beneficial ownership of up to five percent of the outstanding voting stock of a publicly traded company. The agreements also prohibit Messrs. Bunte and Miceli from inducing any of our employees to terminate their employment with us or to become employed by any of our competitors during the 18 month period. Messrs. Miiller and Rose are subject to substantially identical non-competition and non-solicitation provisions for a one-year period following the termination of employment.

Estimated Payments and Benefits upon Termination

The amount of compensation and benefits payable to each named executive officer has been estimated in the table below. The value of the option vesting acceleration was calculated based on the assumption that the change in control and the executive’s employment termination occurred on March 31, 2007. The closing price of our stock as of March 31, 2007 was $16.20, which was used as the value of our stock in the change in control. The value of the vesting acceleration was calculated by multiplying the number of accelerated option shares as of March 31, 2007 by the spread between the closing price of our stock as of March 31, 2007 and the exercise price for such unvested option shares and common stock. The amounts assume that such termination was effective as of March 31, 2007, the last day of our fiscal year. The actual amounts to be paid out can only be determined at the time of such executive’s separation from us.

	Compensation			Continuation
		Non-equity	Unvested	of Medical	Total
		Incentive	Option Shares	Benefits	Compensation
	Base Salary	Plan	Accelerated	(present value)	and Benefits

N. Robert Hammer
Death	$—	$402,220	$—	$—	$402,220
Disability	—	402,220	—	—	402,220
Involuntary termination without cause or by non-extension of employment term	400,000	402,220	—	13,100	815,320
Change in Control	600,000	400,000	5,433,444	19,000	6,452,444
Alan G. Bunte
Death	—	195,000	—	—	195,000
Disability	—	195,000	—	—	195,000
Involuntary termination without cause or by non-extension of employment term	300,000	195,000	—	16,100	511,100
Change in Control	450,000	145,000	1,733,750	23,400	2,352,150
Louis F. Miceli
Death	—	135,000	—	—	135,000
Disability	—	135,000	—	—	135,000
Involuntary termination without cause or by non-extension of employment term	270,000	135,000	—	16,100	421,100
Change in Control	405,000	135,000	608,750	23,400	1,172,150
Ron Miiller
Death	—	—	—	—	—
Disability	—	—	—	—	—
Involuntary termination without cause or by non-extension of employment term	—	—	—	—	—
Change in Control	240,000	—	1,032,375	16,100	1,288,475
Steven Rose
Death	—	—	—	—	—
Disability	—	—	—	—	—
Involuntary termination without cause or by non-extension of employment term	—	—	—	—	—
Change in Control	240,000	—	675,000	2,900	917,900

None of the named executive officers are eligible for compensation and benefits payable upon involuntary termination for cause or voluntary resignation or retirement and therefore such descriptions have been excluded from the table above. In addition, the amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination, such as any unreimbursed business expenses payable and distributions of plan balances under the CommVault Systems, Inc. 401(k) plan.

Director Compensation

Our Compensation Committee of the Board of Directors determines the amount of any fees, whether payable in cash, shares of common stock or options to purchase common stock, and expense reimbursement that directors receive for attending meetings of the Board of Directors or committees of the board. Prior to April 1, 2006, other than to members of our Audit Committee, we have not paid any fees to our directors, but we have reimbursed them for their expenses incurred in connection with attending meetings.

In fiscal 2007, we began to provide cash compensation to non-employee directors for their service on our board. Each non-employee director receives an annual retainer of $20,000, with an additional stipend of $1,000 for each board meeting attended in person. The chairperson of each of our Audit Committee, Compensation Committee and Governance Committee receive an additional annual retainer of $24,000, $7,500 and $7,500, respectively. Our lead director will receive an additional annual retainer of $7,500. Each committee member receives an additional annual retainer of $5,000.

In fiscal 2007, non-employee directors elected to the Board of Directors were eligible to receive an initial equity grant of 12,500 non-qualified stock options. In addition, each non-employee director was eligible to receive an annual equity grant of 7,500 non-qualified stock options. We granted a total of 50,000 non-qualified stock options to non-employee directors during fiscal 2007. We anticipate that future equity awards granted to non-employee directors will contain a mix of both non-qualified stock options and restricted stock units. Equity awards granted to our non-employee directors vest quarterly over a four-year period, except that the shares that would otherwise vest over the first 12 months do not vest until the first anniversary of the grant.

Equity grants in the foreseeable future to our non-employee directors will be pursuant to our 2006 Long-Term Stock Incentive Plan. See “Long-Term Equity Incentive Awards” above for more information about this plan. We also reimburse all of our directors for their reasonable expenses incurred in attending meetings of our board or committees.

The following table sets forth information concerning the compensation received for services rendered to us by our directors in fiscal 2007. No stock awards were granted to our directors in fiscal 2007.

	Fees Earned or Paid		All Other Annual
Name	in Cash	Option Awards(1)	Compensation	Total

Thomas Barry(2)	$41,500	$24,340	$—	$65,840
Frank J. Fanzilli, Jr.(3)	29,000	36,796	—	65,796
Armando Geday(4)	24,000	18,858	—	42,858
Keith Geeslin(5)	35,500	24,340	—	59,840
F. Robert Kurimsky(6)	34,000	18,858	—	52,858
Daniel Pulver(7)	29,000	41,145	—	70,145
Gary B. Smith(8)	36,500	34,574	—	71,074
David F. Walker(9)	58,000	41,465	—	99,465

(1)	The amounts in this column represent the dollar amount recognized in accordance with FAS 123(R) for the year, disregarding any estimates of future forfeitures. These amounts may reflect options granted in years prior to fiscal 2007. See Note 2 of the notes to our consolidated financial statements contained elsewhere in this Annual Report for a discussion of all assumptions made by us in determining the FAS 123(R) values of our equity awards.

(2)	Mr. Barry resigned from our Board of Directors on May 11, 2007 and forfeited 9,063 of stock options, which were unvested.

(3)	Mr. Fanzilli has a total of 83,500 stock options outstanding as of March 31, 2007.

(4)	Mr. Geday has a total of 83,500 stock options outstanding as of March 31, 2007.

(5)	Mr. Geeslin has a total of 17,500 stock options outstanding as of March 31, 2007.

(6)	Mr. Kurimsky has a total of 83,500 stock options outstanding as of March 31, 2007.

(7)	Mr. Pulver has a total of 25,000 stock options outstanding as of March 31, 2007.

(8)	Mr. Smith has a total of 30,000 stock options outstanding as of March 31, 2007.

(9)	Mr. Walker has a total of 20,000 stock options outstanding as of March 31, 2007.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee are Messrs. Fanzilli, Geeslin and Pulver, each of whom was formerly employed by an affiliate of ours, Credit Suisse or its affiliates.

•	Mr. Geeslin was formerly a managing partner at an affiliate of Credit Suisse. Credit Suisse, together with its affiliates, holds 14,959,206 shares of our common stock.

•	Mr. Pulver was formerly a director and a principal at affiliates of Credit Suisse. Credit Suisse, together with its affiliates, holds 14,959,206 shares of our common stock.

Employee Benefit Plans

1996 Stock Option Plan

We have reserved 11,705,000 shares of common stock for issuance under the 1996 Stock Option Plan. As of March 31, 2007, options to purchase 7,434,121 shares of common stock were outstanding at a weighted average exercise price of $6.02 per share, 3,968,684 shares had been issued upon the exercise of outstanding options and 302,196 shares remain available for future grants. The 1996 Stock Option Plan provides for the grant of nonqualified stock options and other types of awards to our directors, officers, employees and consultants, and is administered by our Compensation Committee.

The Compensation Committee determines the terms of options granted under the 1996 Stock Option Plan, including the number of shares subject to the grant, exercise price, term and exercisability, and has the authority to interpret the plan and the terms of the awards thereunder. The exercise price of stock options granted under the plan must be no less than the par value of our common stock, and payment of the exercise price may be made by cash or other consideration as determined by the Compensation Committee. Options granted under the plan may not have a term exceeding ten years, and generally vest over a four-year period. At any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the period during which the option vests.

Generally, no option may be transferred by its holder other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employment Retirement Income Security Act of 1974, as amended, or the rules thereunder. If an employee leaves our company or is terminated, then any options held by such employee generally may be terminated, and any unexercised portion of the employee’s options, whether or not vested, may be forfeited.

The number of shares of common stock authorized for issuance under the 1996 Stock Option Plan will be adjusted in the event of any dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition or all or substantially all of the assets of our company, or exchange of common stock or other securities of our company, issuance of warrants or other rights to purchase common stock of our company, or other similar corporate transaction or event. In the event of the occurrence of any of these transactions or events, our Compensation Committee may adjust the number and kind of authorized shares of common stock under the plan, the number and kind of shares of common stock subject to outstanding options and the exercise price with respect to any option. Additionally, if any of these transactions or events occurs or any change in applicable laws, regulations or accounting principles is enacted, the Compensation Committee may purchase options from holders thereof or prohibit holders from exercising options. The Compensation Committee may also provide that, upon the occurrence of any of these events, options will be assumed by the successor or survivor corporation or be substituted by similar options, rights or awards covering the stock of the successor or survivor corporation.

The 1996 Stock Option Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by our Board of Directors or our Compensation Committee.

However, no action of our Compensation Committee or our Board of Directors that would require stockholder approval will be effective unless stockholder approval is obtained. No amendment, suspension or termination of the plan will, without the consent of the holder of options, alter or impair any rights or obligations under any options previously granted, unless the underlying option agreement expressly so provides. No options may be granted under the plan during any period of suspension or after its termination.

2006 Long-Term Stock Incentive Plan

Under our Long-Term Stock Incentive Plan (the “LTIP Plan”), we may grant stock options, stock appreciation rights, shares of common stock and performance units to our employees, consultants, directors and others persons providing services to our company. The maximum number of shares of our common stock that we may award under the LTIP Plan is 4,000,000. On each April 1, the number of shares available for issuance under the LTIP Plan is increased, if applicable, such that the total number of shares available for awards under the LTIP Plan as of any April 1 is equal to 5% of the number of outstanding shares of our common stock on that April 1. As of March 31, 2007, options to purchase 236,875 shares of common stock were outstanding at a weighted average exercise price of $17.96 per share and 3,763,125 shares remain available for future grants. The maximum number of shares that may be subject to incentive stock options shall be 25,000,000 over the life of the LTIP Plan. The maximum number of shares that may be subject to options and stock appreciation rights granted to any one individual shall be 25,000,000 over the life of the LTIP Plan. The maximum number of shares that may be subject to stock unit awards, performance share awards, restricted stock awards or restricted unit awards to any one individual that are intended to be performance based within the meaning of Section 162(m) of the Internal Revenue Code shall be 25,000,000 over the life of the LTIP Plan (or $1,000,000 during any calendar year, if settled in cash.) The number of shares of common stock authorized for issuance under the LTIP Plan will be adjusted in the event of any dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition or all or substantially all of the assets of our company, or exchange of common stock or other securities of our company, issuance of warrants or other rights to purchase common stock of our company, or other similar corporate transaction or event.

Our Compensation Committee administers our LTIP Plan.  The LTIP Plan essentially gives the Compensation Committee sole discretion and authority to select those persons to whom awards will be made, to designate the number of shares covered by each award, to establish vesting schedules and terms of each award, to specify all other terms of awards and to interpret the LTIP Plan.

Options awarded under the LTIP Plan may be either incentive stock options or nonqualified stock options, but incentive stock options may only be awarded to our employees. Incentive stock options are intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Nonqualified stock options are not intended to satisfy Section 422 of the Internal Revenue Code. Stock appreciation rights may be granted in connection with options or as free-standing awards. Exercise of an option will result in the corresponding surrender of the attached stock appreciation right. The exercise price of an option or stock appreciation right must be at least equal to the par value of a share of common stock on the date of grant, and the exercise price of an incentive stock option must be at least equal to the fair market value of a share of common stock on the date of grant. Options and stock appreciation rights will be exercisable in accordance with the terms set by the Compensation Committee when granted and will expire on the date determined by the Compensation Committee, but in no event later than the tenth anniversary of the grant date. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options.

Under the LTIP Plan, our Compensation Committee may grant common stock to participants. In the discretion of the committee, stock issued pursuant to the LTIP Plan may be subject to vesting or other restrictions. Participants may receive dividends relating to their shares issued pursuant to the LTIP Plan, both before and after the common stock subject to an award is earned or vested.

The Compensation Committee may award participants stock units which entitle the participant to receive value, either in stock or in cash, as specified by the Compensation Committee, for the units at the end of a specified period, based on the satisfaction of certain other terms and conditions or at a future date, all to the extent provided under the award. A participant may be granted the right to receive dividend equivalents with respect to an award of stock units by the Compensation Committee. Our Compensation Committee establishes the number of units, the form and timing of settlement, the performance criteria or other vesting terms and other terms and conditions of the award at the time the award is made.

Unless our Compensation Committee determines otherwise, in the event of a change in control of our company that is a merger or consolidation where our company is the surviving corporation (other than a merger or consolidation where a majority of the outstanding shares of our stock are converted into securities of another entity or are exchanged for other consideration), all option awards under the LTIP Plan will continue in effect and pertain and apply to the securities which a holder of the number of shares of our stock then subject to the option would have been entitled to receive. In the event of a change of control of our company where we dissolve or liquidate, or a merger or consolidation where we are not the surviving corporation or where a majority of the outstanding shares of our stock is converted into securities of another entity or are exchanged for other consideration, all option awards under the LTIP Plan will terminate, and we will either (1) arrange for any corporation succeeding to our business or assets to issue participants replacement awards on such corporation’s stock, or (2) make any outstanding options granted under the plan fully exercisable at least 20 days before the change of control becomes effective.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the beneficial ownership of our common stock on April 30, 2007 by:

•	each person who we know beneficially owns more than 5% of our common stock;

•	our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

Beneficial ownership, which is determined in accordance with the rules and regulations of the Securities and Exchange Commission, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options and convertible securities held by the person which are exercisable or convertible within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options, and converted all convertible securities, the person holds which are exercisable or convertible within 60 days, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated, the business address for each of the following persons is 2 Crescent Place, Oceanport, New Jersey 07757. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person. Percentage of beneficial ownership before the offering is based on 42,193,268 shares of common stock outstanding as of April 30, 2007. Percentage of beneficial ownership after the offering is based on 42,493,268 shares of common stock outstanding after the completion of this offering.

		Number of	Number of	Percentage
	Number of Shares	Shares Being	Shares Beneficially	Beneficially Owned
	Beneficially Owned	Sold in the	Owned After the	Before the	After the
Name and Address of Beneficial Owner	Before the Offering	Offering	Offering	Offering	Offering

N. Robert Hammer(1)	3,763,152	—	3,763,152	8.7%	8.6%
Alan G. Bunte(2)	581,251	—	581,251	1.4%	1.4%
Louis F. Miceli(3)	307,190	—	307,190	*	*
David West(4)	187,500	—	187,500	*	*
Ron Miiller(5)	150,625	—	150,625	*	*
Anand Prahlad(6)	191,238	—	191,238	*	*
Suresh P. Reddy(7)	148,950	—	148,950	*	*
Thomas Barry	69,434	—	69,434	*	*
Frank J. Fanzilli, Jr.(8)	75,376	—	75,376	*	*
Armando Geday(9)	75,376	—	75,376	*	*
Keith Geeslin(10)	8,438	—	8,438	*	*
Edward A. Johnson	—	—	—	*	*
F. Robert Kurimsky(11)	75,376	—	75,376	*	*
Daniel Pulver(12)	10,469	—	10,469	*	*
Gary B. Smith(13)	17,501	—	17,501	*	*
David F. Walker(14)	6,094	—	6,094	*	*
DLJ Capital Corporation(15)	384,484	—	384,484	*	*
DLJ ESC II, L.P.(15)	11,326	9,328	1,998	*	*
DLJ First ESC, L.P.(15)	1,060,494	873,401	187,093	2.5%	*
DLJ International Partners, C.V.(15)	1,967,585	1,620,462	347,123	4.7%	*
DLJMB Funding, Inc.(15)	1,579,414	1,300,772	278,642	3.7%	*
DLJ Merchant Banking Partners, L.P.(15)	4,018,439	3,309,503	708,936	9.5%	1.7%
DLJ Offshore Partners, C.V.(15)	105,071	86,534	18,537	*	*
Sprout IX Plan Investors, L.P.(15)	72,353	—	72,353	*	*
Sprout Capital VII, L.P.(15)	2,289,099	—	2,289,099	5.4%	5.4%
Sprout Capital IX, L.P.(15)	1,566,741	—	1,566,741	3.7%	3.7%
Sprout CEO Fund, L.P.(15)	26,551	—	26,551	*	*
Sprout Entrepreneurs’ Fund, L.P.(15)	6,175	—	6,175	*	*
Sprout Growth II, L.P.(15)	1,871,474	—	1,871,474	4.4%	4.4%
FMR Corp.(16)	5,341,199	—	5,341,199	12.7%	12.6%
All directors and named executive officers as a group(17)	5,598,536	—	5,598,536	12.5%	12.4%

*	Less than 1%.

(1)	Includes options to acquire 1,162,500 shares of common stock which are exercisable within 60 days of April 30, 2007. Mr. Hammer has pledged 300,000 shares as collateral for a loan made to him by Credit Suisse.

(2)	Includes options to acquire 301,250 shares of common stock which are exercisable within 60 days of April 30, 2007.

(3)	Includes options to acquire 149,687 shares of common stock which are exercisable within 60 days of April 30, 2007.

(4)	Includes options to acquire 187,499 shares of common stock which are exercisable within 60 days of April 30, 2007.

(5)	Includes options to acquire 150,624 shares of common stock which are exercisable within 60 days of April 30, 2007.

(6)	Includes options to acquire 134,937 shares of common stock which are exercisable within 60 days of April 30, 2007.

(7)	Includes options to acquire 122,749 shares of common stock which are exercisable within 60 days of April 30, 2007.

(8)	Includes options to acquire 75,375 shares of common stock which are exercisable within 60 days of April 30, 2007.

(9)	Includes options to acquire 75,375 shares of common stock which are exercisable within 60 days of April 30, 2007.

(10)	Includes options to acquire 8,437 shares of common stock which are exercisable within 60 days of April 30, 2007.

(11)	Includes options to acquire 75,375 shares of common stock which are exercisable within 60 days of April 30, 2007.

(12)	Includes options to acquire 10,468 shares of common stock which are exercisable within 60 days of April 30, 2007.

(13)	Includes options to acquire 17,500 shares of common stock which are exercisable within 60 days of April 30, 2007.

(14)	Includes options to acquire 6,093 shares of common stock which are exercisable within 60 days of April 30, 2007.

(15)	These entities are affiliates of Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629. 14,577,860 of these shares are subject to a voting trust agreement. The trustee of the voting trust is Wells Fargo Bank, N.A. and its address is Sixth and Marquette, MAC N9303-110, Minneapolis, MN 55479. See “Description of Capital Stock — Voting Trust Agreement” for more information regarding this agreement.

(16)	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in our common stock, amounted to 3,932,387 shares or 9.37% of the total outstanding shares of common stock as of March 30, 2007. FMR Corp. is located at 82 Devonshire Street, Boston, Massachusetts 02109.

(17)	Includes options to acquire 2,477,869 shares of common stock which are exercisable within 60 days of April 30, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above, the following is a description of each transaction since April 1, 2004 in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

At the completion of our initial public offering, holders of our preferred stock received $101.8 million of the net proceeds to us from our initial public offering, the concurrent private placement, borrowings under our term loan and approximately $10.1 million of our then-existing cash and cash equivalents in satisfaction of amounts due upon the conversion of the preferred stock into shares of our common stock.

•	Affiliates of Credit Suisse Securities (USA) LLC received approximately $98.1 million in cash upon the completion of our initial public offering.

•	Thomas Barry, formerly one of our directors, holds directly 63,497 shares of our common stock and received approximately $0.3 million in cash upon the completion of our initial public offering. Mr. Barry resigned his position as a director of our company on May 11, 2007.

•	Edward A. Johnson, formerly one of our directors, is currently a managing director of Credit Suisse Securities (USA) LLC and a partner at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. DLJ Merchant Banking funds hold 5,597,853 shares of our common stock and received $41.9 million in cash upon the completion of our initial public offering. Mr. Johnson resigned his position as a director of our company immediately prior to the completion of the initial public offering.

•	Frank J. Fanzilli, Jr., one of our directors, formerly served in several capacities at Credit Suisse Securities (USA) LLC. Affiliates of Credit Suisse Securities (USA) LLC hold 14,959,206 shares of our common stock and received $98.1 million in cash upon the completion of our initial public offering.

•	Keith Geeslin, one of our directors, was formerly a managing partner of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. The Sprout Group, together with its affiliates, holds 14,959,206 shares of our common stock and received $98.1 million in cash upon the completion of our initial public offering.

•	Daniel Pulver, one of our directors, was formerly a director of Credit Suisse Securities (USA) LLC and a principal at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. DLJ Merchant Banking funds hold 5,597,853 shares of our common stock and received $41.9 million in cash upon the completion of our initial public offering.

•	N. Robert Hammer, our chairman, president and chief executive officer, was a partner of the Sprout Group until November 2003. The Sprout Group, together with its affiliates, holds 14,959,206 shares of our common stock and received $98.1 million in cash upon the completion of the offering. Mr. Hammer also holds directly 2,600,652 shares of our common stock and received $1.4 million in cash upon the completion of our initial public offering.

•	Louis F. Miceli, our vice president and chief financial officer, holds 157,503 shares of our common stock and received approximately $0.1 million in cash upon the completion of our initial public offering.

•	Messrs. Barry, Fanzilli, Geeslin, Pulver, Hammer and Bunte also own limited partnership interests in certain investment funds associated with the Sprout Group and DLJ Merchant Banking, which investment funds collectively own 417,210 shares of our common stock and received $2.9 million in cash upon completion of our initial public offering. The ownership interests of Messrs. Barry, Fanzilli, Geeslin, Pulver, Hammer and Bunte in these funds in the aggregate is less than 10% of the total membership interests in these funds.

In addition, we have entered into agreements to indemnify our directors and some of our officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and some of our officers for specified expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of our company, as a director or officer of any of our subsidiaries or as a director or officer of any other company or enterprise that the person provides services to at our request.

Review of Related Party Transactions

Our corporate governance guidelines require the approval of the Audit Committee or another appropriate committee of the board of directors without an interest in the matter or transaction prior to entering into transactions with related persons. Related persons include directors, executive officers, significant shareholders, their immediately family members and associated entities of these persons.

Directors are required to disclose to the board of directors any actual or potential conflicts of interest they have and, if appropriate, refrain from voting on a matter in which they may have a conflict or a material financial interest. Employees are required notify our Vice President, General Counsel or Vice President, Human Resources if they become aware of any potential conflict of interest. If, at any time, we or any of our executive officers or directors become aware of any relationship or potential relationship with a related person, we notify the board of directors and review the facts of that relationship.

None of the transactions described under the heading “Certain Relationships and Related Party Transactions” were subject to the approval policy described above, as the agreements pursuant to which the above transactions occurred were entered into prior to the time that we had a policy requiring the approval of our board of directors or a committee of the board.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of undesignated preferred stock. The following is a summary description of the material terms of our capital stock. Our bylaws and our amended and restated certificate of incorporation provide further information about our capital stock.

Common Stock

As of April 30, 2007, there were 42,193,268 shares of common stock outstanding held by approximately 288 stockholders of record. After giving effect to the sale to the public of the shares of common stock offered in this prospectus there will be 42,493,268 shares of common stock outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the board of directors may from time to time declare out of funds legally available. See the discussion under the heading “Dividend Policy” for more information regarding our dividend policy. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in connection with this offering will be fully paid and nonassessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of our company without further action of our stockholders, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then current market price. At present, we have no plans to issue any preferred stock.

Voting Trust Agreement

Credit Suisse Securities (USA) LLC and certain of its affiliates have entered into a voting trust agreement with Wells Fargo Bank, N.A., an independent trustee, pursuant to which 14,577,860 shares of our common stock, representing approximately 35% of our common stock then outstanding, was deposited into a voting trust and will thereafter be voted by the voting trustee in accordance with the voting trust agreement. Subject to specified exceptions, the voting trust agreement also requires Credit Suisse Securities (USA) LLC and its affiliates to deliver to the trustee, and make subject to the voting trust agreement, any shares of our common stock owned by it or its affiliates that would cause the aggregate shares of our common stock held by them to exceed 5% of our common stock then outstanding. Credit Suisse Securities (USA) LLC and certain of its affiliates entered into the voting trust agreement so that Credit Suisse Securities (USA) LLC and its affiliates will not have voting control of CommVault for purposes of the federal securities laws.

The voting trust agreement requires that the voting trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter and any determination whether to vote the shares is required by the voting trust agreement to be made by the trustee without consultation with Credit Suisse Securities (USA) LLC and its affiliates. If, however, the trustee votes the trust shares on any matter subject to a stockholder vote, including proposals involving the election of directors, change of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by our other stockholders.

The affiliates of Credit Suisse Securities (USA) LLC that are party to the voting trust agreement are also party to agreements with our company that entitle them to specified rights relating to the registration of their shares for public resale. See “— Registration Rights” for more information regarding these registration rights. Holders of the shares of our common stock subject to the voting trust agreement will retain their registration rights and their rights to sell the shares of our common stock that are subject to the voting trust agreement. The holders will also retain the right to receive any dividends or distributions that we may pay on our common stock. In order for a holder to remove trust shares from the voting trust, the transfer must be deemed an “eligible transfer” under the agreement, or the removal must be in connection with a tender offer to purchase all of the outstanding shares of our common stock. Generally, an eligible transfer under the voting trust agreement is a transfer of trust shares that would not (i) cause the aggregate number of shares of our common stock held by Credit Suisse Securities (USA) LLC and its affiliates to exceed 5% of our common stock then outstanding or (ii) cause the entity receiving the shares to be an affiliate of the company within the meaning of Rule 144 of the Securities Act. The voting trust agreement will also permit the parties to the agreement to make distributions-in-kind of shares of our common stock subject to the voting trust agreement upon the satisfaction of specified requirements. The voting trust agreement will terminate upon:

•	September 21, 2016;

•	the written election of Credit Suisse First Boston Private Equity, Inc., an affiliate of Credit Suisse Securities (USA) LLC, Credit Suisse Securities (USA) LLC or the holders of the majority of the shares of common stock subject to the voting trust agreement and the satisfaction of specified requirements; or

•	the transfer of all of the shares of common stock subject to the voting trust agreement in a matter permitted thereunder.

The voting trust agreement provides Credit Suisse First Boston Private Equity, Inc., Credit Suisse Securities (USA) LLC and the holders of a majority of the shares of common stock subject to the voting trust agreement with the right to terminate the voting trust agreement subject to the satisfaction of specified requirements, including that, immediately after giving effect to such termination, Credit Suisse First Boston Private Equity, Inc. and its affiliates will not be affiliates of CommVault within the meaning of Rule 144 of the Securities Act. The right to terminate the voting trust agreement facilitates its termination at a time prior to the tenth anniversary of the agreement if appropriate under the circumstances.

Registration Rights

We have entered into registration rights agreements that provide some of our stockholders both demand registration rights and piggyback registration rights. We refer to shares of our common stock that are subject to registration rights agreements as “registrable securities.”

Demand Registration Rights.  The holders of our common stock who received their shares of common stock in the conversion of our Series A through E cumulative redeemable convertible preferred stock and Series AA, BB and CC convertible preferred stock have rights, at their request, to have their shares registered for resale under the Securities Act. Four groups of holders of registrable securities may demand the registration of their shares on up to two occasions for each group. No demand registration rights may be exercised for 180 days after the date of this prospectus.

Registration on Form S-3.  In addition to the demand registrations discussed above, holders of registrable securities may require that we register their shares for public resale on Form S-3 or similar short-form registration provided the value of the securities to be registered is at least $1,000,000 and our company is Form S-3 eligible. These rights cannot be exercised in the 12-month period after our initial public offering, or more than once in any 12-month period with respect to shares held by certain holders of registrable securities.

Piggyback Registration Rights.  The holders of our common stock who received their shares of common stock in the conversion of our Series A through E cumulative redeemable convertible preferred stock and Series AA, BB and CC convertible preferred stock have rights to have their shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other stockholders, subject to the right of underwriters to limit the number of shares included in an underwritten offering.

Holders of          shares of have agreed not to exercise their demand registration rights until 90 days after the date of this prospectus without the consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. We will bear one-half of all reasonable expenses of any demand registration, piggyback registration or registration on Form S-3 by our holders of our common stock who received their shares in the conversion of our Series AA convertible preferred stock, including all registration fees and the fees and expenses of the holder’s counsel, but not including underwriting discounts, selling commissions and stock transfer taxes relating to the registrable securities. We will bear all reasonable expenses of any piggyback registration by holders of our common stock who received their shares in the conversion of our Series BB convertible preferred stock, including all registration fees, but not including the fees and expenses of the holder’s counsel or underwriting discounts, selling commissions and stock transfer taxes relating to the registrable securities. We will bear all reasonable expenses of any demand registration, piggyback registration or registration on Form S-3 by the holders of our common stock who received their shares in the conversion of our Series CC convertible preferred stock, but not including the fees and expenses of the holder’s counsel or underwriting discounts, selling commission and stock transfer taxes relating to the registrable securities.

Form S-8 Registration Statement

We filed a registration statement on Form S-8 under the Securities Act to register 11,921,426 shares of our common stock that we have issued or may issue pursuant to our 1996 Stock Option Plan and 2006 Long-Term Incentive Plan. Subject to the market stand-off and lock-up agreements described above and any applicable vesting restrictions, shares registered under this registration statement are available for resale in the public market, except with respect to Rule 144 volume limitations that apply to our affiliates.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Board of Directors

Our certificate of incorporation and bylaws provide:

•	that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	that directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote; and

•	that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

These provisions could make it more difficult for a third party to acquire us or discourage a third party from acquiring us.

Stockholder Actions and Special Meetings

Our certificate of incorporation and bylaws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the chairman of the board of directors, our chief executive officer, or by the board of directors.

Our bylaws provide that in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay stockholder actions which are favored by the holders of a majority of our outstanding voting securities until the next stockholders meeting. These provisions may also discourage another person or entity from making a tender offer for our common stock because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Board Consideration of Change of Control Transactions

Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account, in addition to potential economic benefits to stockholders, factors such as:

•	a comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock; and

•	the impact of the transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

Amendment

Delaware law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. Our bylaws may be amended or repealed by a majority vote of the board of directors or the holders of at least 66 2/3% of the shares of our capital stock issued and outstanding and entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Preferred Stock

The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These and other provisions may deter hostile takeovers or delay changes in control or management of our company.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Registrar and Transfer Company in Cranford, New Jersey.

NASDAQ Global Market Listing

Our common stock is currently listed on The NASDAQ Global Market under the symbol “CVLT.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of 42,493,268 shares of common stock outstanding, assuming no outstanding options are exercised after April 30, 2007. Of these shares, the 12,777,778 shares sold in our initial public offering and the 8,625,000 shares (assuming the underwriters exercise their over-allotment option in full) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless acquired by our “affiliates” as such term is defined in Rule 144 under the Securities Act. The remaining 21,090,490 shares of common stock that will be outstanding after this offering are “restricted securities” as such term is defined in Rule 144 under the Securities Act, unless such shares (1) have previously been sold in accordance with Rule 144, 144(k) or 701 or (2) were acquired after November 9, 2006 upon the exercise of options granted under our stock option plan described below. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) and 701 promulgated under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Option and Long-Term Incentive Plans

On November 9, 2006, we filed a registration statement under the Securities Act to register the shares of common stock to be issued under our stock option and long-term incentive plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under the stock option plan will be freely tradable under the Securities Act and all shares of common stock issued under the 2006 Long-Term Incentive Plan, upon vesting in accordance with the terms thereof, will be freely tradeable under the Securities Act, in each case unless purchased by our affiliates. A total of 3,954,081 shares of common stock were reserved for issuance under our benefit plans as of April 30, 2007.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus, except for:

•	the sale of shares pursuant to certain 10b5-1 plans for certain executive officers in existence prior to execution of the lock-up agreement;

•	grants of employee stock options pursuant to our stock option plan or long term incentive plan; and

•	issuances of common stock pursuant to the exercise of such options.

Our directors and certain of our officers and stockholders have agreed that (except, in some cases, for the sale of shares pursuant to 10b5-1 plans in existence prior to execution of the lock-up agreement) they will not take any of the following actions without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

If we (1) release earnings results during the last 17 days of the lock-up period or (2) announce, prior to the expiration of the lock-up period, that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up period applicable to us and to the officers, directors and stockholders that have executed a lock-up agreement will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such extension.

Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

A total of           shares of common stock are subject to lock-up agreements. Beginning July 1, 2007, up to 60,000 of these shares may be released under the terms of the lock-up agreement pursuant to existing 10b5-1 plans (subject, in certain cases, to price and time restrictions contained in the applicable plans). This number does not include 360,000 shares of common stock that may be released under the terms of the lock-up agreement pursuant to existing 10b5-1 plans upon the exercise of stock options granted under the stock option plan (subject, in certain cases, to price and time restrictions contained in the applicable 10b5-1 plans).

Rule 144

In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately 424,933 shares immediately after this offering); or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to specified manner of sale provisions and notice requirements and to the availability of specified public information about our company.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of us, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our stock plans or other compensatory arrangement, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding requirement.

Registration Rights

In some cases, following the expiration of the lock-up period described above, certain holders of shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock that will enable them to require us to register their shares of common stock under the Securities Act, and they will also have rights to participate in any of our future registrations of securities by us. See “Description of Capital Stock — Registration Rights” for more information regarding these registration rights.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

This discussion describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States;

•	a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence. This section is based on the tax laws of the United States, including the Internal Revenue Code, existing and proposed regulations and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion is limited to non-U.S. holders who hold shares of common stock as capital assets. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

We currently do not intend to pay dividends with respect to our common stock. However, if we were to pay dividends with respect to our common stock, dividends paid to a non-U.S. holder, except as described below, would be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and the holder has furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments).

If dividends paid to a non-U.S. holder are “effectively connected” with such holder’s conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to this exemption from withholding. Instead, “effectively connected” dividends are taxed at rates applicable to United States persons. If a non-U.S. holder is a corporation, “effectively connected” dividends that it receives may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Non-U.S. holders generally will not be subject to United States federal income tax on gain that they recognize on a disposition of our common stock unless:

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the holder’s conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the holder (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	the holder is subject to the Internal Revenue Code provisions applicable to certain U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

If our common stock is held by a non-U.S. holder at the time of death, such stock will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

A non-U.S. holder generally will be exempt from backup withholding and information reporting with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a United States office of a broker, as long as:

•	the income associated with such payments is otherwise exempt from U.S. federal income tax;

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and

•	you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified period; or

•	a foreign partnership, if at any time during its tax year one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the documentation requirements described above are met or a non-U.S. holder otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a U.S. person.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing an appropriate refund claim with the Internal Revenue Service.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on Internal Revenue Service Form 1042-S the entire amount of any distribution and the tax withheld, regardless of whether withholding was required. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated June   , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
RBC Capital Markets Corporation
C.E. Unterberg, Towbin, LLC

Total	7,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Affiliates of Credit Suisse Securities (USA) LLC own 10% or more of our common stock. Thus, the underwriters may be deemed to have a “conflict of interest” under the applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter,” as defined by the National Association of Securities Dealers, Inc. Goldman,

Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus, except for:

•	the sale of shares pursuant to certain 10b5-1 plans for certain executive officers in existence prior to execution of the lock-up agreements;

•	grants of employee stock options pursuant to our stock option plan or long term incentive plan; and

•	issuances of common stock pursuant to the exercise of such options.

Our directors and certain of our officers and stockholders have agreed that (except, in some cases, for the sale of shares pursuant to 10b5-1 plans in existence prior to execution of the lock-up agreements) they will not take any of the following actions without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

If we (1) release earnings results during the last 17 days of the lock-up period or (2) announce, prior to the expiration of the lock-up period, that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up period applicable to us and to the officers, directors and stockholders that have executed a lock-up agreement will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results, unless Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. waive, in writing, such extension.

Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We and the selling stockholders have agreed to indemnify the underwriters and Goldman, Sachs & Co. in its capacity as qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters or Goldman, Sachs & Co. in its capacity as qualified independent underwriter may be required to make in that respect.

Our common stock is listed on The NASDAQ Global Market.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. In addition, we have the following relationships with certain of the underwriters and their affiliates:

•	Affiliates of Credit Suisse Securities (USA) LLC own approximately 35.5% of our common stock as of April 30, 2007. See “Principal and Selling Stockholders.” Affiliates of Credit Suisse Securities (USA) LLC have deposited all shares of our common stock held by them that exceeded 4.9% of our outstanding common stock upon the completion of our initial public offering into a voting trust under which the shares will be voted by an independent trustee. See “Principal and Selling Stockholders” and “Description of Capital Stock — Voting Trust Agreement” for more information regarding the voting trust agreement.

•	Mr. Thomas Barry, formerly one of our directors, is a limited partner in an investment fund associated with DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Barry. Mr. Barry resigned his position as a director of our company on May 11, 2007.

•	Mr. Frank J. Fanzilli, Jr., one of our directors, formerly served in several capacities at Credit Suisse Securities (USA) LLC. Currently, Mr. Fanzilli is a limited partner in an investment fund associated with the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Fanzilli.

•	Mr. Keith Geeslin, one of our directors, formerly served in several capacities at various affiliates of Credit Suisse Securities (USA) LLC, including as a managing partner of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Currently, Mr. Geeslin is a limited partner in certain investment funds associated with DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC, and the Sprout Group. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Geeslin.

•	Mr. Daniel Pulver, one of our directors, formerly served as a director of Credit Suisse Securities (USA) LLC and a principal at DLJ Merchant Banking, the corporate leveraged buyout arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Currently, Mr. Pulver is a limited partner in an investment fund associated with DLJ Merchant Banking. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Pulver.

•	Mr. N. Robert Hammer, our chairman, chief executive officer and president, formerly served in several capacities at various affiliates of Credit Suisse Securities (USA) LLC, including as a venture partner of the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Currently, Mr. Hammer is a limited partner in certain investment funds associated with the Sprout Group. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Hammer.

•	Mr. Alan G. Bunte, our executive vice president and chief operating officer, is a limited partner in an investment fund associated with the Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. See “Management” and “Certain Relationships and Related Party Transactions” for more information regarding Mr. Bunte.

•	Affiliates and related parties of C.E. Unterberg, Towbin, LLC own approximately 0.2% of our common stock.

The decision of Credit Suisse Securities (USA) LLC, C.E. Unterberg, Towbin, LLC and RBC Capital Markets Corporation to distribute our common stock was not influenced by their affiliates who own shares of our common stock, and those affiliates had no involvement in determining whether or when to distribute the common stock under this offering or the terms of this offering. Credit Suisse Securities (USA) LLC, C.E. Unterberg, Towbin, LLC and RBC Capital Markets Corporation will not receive any benefit from this offering other than as described in this prospectus. See “Risk Factors — Risks Related to the Offering — Credit Suisse Securities (USA) LLC, an underwriter in this offering, has an interest in the successful completion of this offering beyond the discounts and commissions it will receive.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (“FSMA”), as amended, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by our Company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to our Company; and

(c) it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by our Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Each underwriter has agreed that the shares are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Our shares may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, the prospectus and in any other documents or advertisements in which a forthcoming offering of our shares is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares, and this prospectus or any other offering material relating to our shares may not be considered an offer or the prospect of an offer to sell or exchange our shares.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at March 31, 2007 and March 31, 2006, and for each of the three years in the period ended March 31, 2007, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The SEC auditor independence rules require an auditor to be independent of its audit client and the audit client’s affiliates. Based on the definition of affiliate in Rule 2-01(f)(4) of Regulation S-X, Credit Suisse Group was previously deemed to be an affiliate of CommVault because Credit Suisse Group was in a position to ultimately control CommVault through Credit Suisse Group’s ownership, through its subsidiaries, of a majority of CommVault’s common shares. Concurrently with the completion of our initial public offering, Credit Suisse Group deposited all shares of our common stock held by them that exceeded 5.0% of our outstanding common stock into a voting trust under which the shares are to be voted by an independent trustee. See “Description of Capital Stock — Voting Trust Agreement” for more information regarding the voting trust agreement.

Our independent auditors, Ernst & Young LLP, do not audit Credit Suisse Group. Ernst & Young has informed us that, among other things, Ernst & Young, its affiliates, its partners and employees have certain financial and other relationships with Credit Suisse Group and its related entities and Ernst & Young has performed certain non-audit services for Credit Suisse Group and its related entities that are not in accordance with the auditor independence standards in Regulation S-X and of the Public Company Accounting Oversight Board. None of these interests, relationships or services involves CommVault directly, nor CommVault’s consolidated financial statements.

Our audit committee reviewed these matters with representatives of Ernst & Young. The audit committee considered all relevant facts and circumstances, including Ernst & Young’s representations with respect to its relationships with Credit Suisse Group and its related entities and Ernst & Young’s conclusion that it is independent with respect to CommVault, and concluded that none of the relationships between Ernst & Young and Credit Suisse Group and its related entities involved CommVault, nor did they have any impact on our consolidated financial statements and, thus, the arrangements did not compromise Ernst & Young’s independence with respect to CommVault.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are currently subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file or have filed with the SEC, including the registration statement, and the exhibits and schedules to the registration statement, at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including CommVault, that file electronically with the SEC, none of which are incorporated herein by reference. The address of that site is http://www.sec.gov.

CommVault System, Inc.

Consolidated Financial Statements

Fiscal Years Ended March 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CommVault Systems, Inc.

We have audited the accompanying consolidated balance sheets of CommVault Systems, Inc. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended March 31, 2007. Our audits also include the financial statement schedule listed in the Index at page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommVault Systems, Inc. and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2006, the Company adopted Statement of Financial Accounting Standards No.  123(R), “Share-Based Payment”.

/s/  Ernst & Young LLP

MetroPark, New Jersey
May 14, 2007

CommVault Systems, Inc.

Consolidated Balance Sheets
(In thousands, except per share data)

	March 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$65,001	$48,039
Trade accounts receivable, less allowance for doubtful accounts of $311 and $475 at March 31, 2007 and 2006, respectively	22,044	18,238
Prepaid expenses and other current assets	3,657	1,877
Deferred tax assets	9,616	—

Total current assets	100,318	68,154
Property and equipment, net	4,624	3,322
Deferred tax assets, net	42,543	—
Other assets	554	1,092

Total assets	$148,039	$72,568

Liabilities, cumulative redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,500	$1,565
Accrued liabilities	20,215	12,685
Term loan	7,500	—
Deferred revenue	36,214	29,765

Total current liabilities	65,429	44,015
Deferred revenue, less current portion	4,284	3,036
Other liabilities	4	13
Commitments and contingencies
Cumulative redeemable convertible preferred stock:
Series A through E, at liquidation value	—	99,168
Stockholders’ equity (deficit):
Convertible preferred stock, $.01 par value: no shares of Series AA, BB and CC authorized, issued and outstanding at March 31, 2007. 5,000 shares Series AA authorized, 4,362 issued and outstanding; 5,000 shares Series BB authorized, 2,758 issued and outstanding; 12,150 shares Series CC authorized, 12,132 issued and outstanding at March 31, 2006	—	94,352
Preferred stock, $.01 par value: 50,000 shares authorized, no shares issued and outstanding at March 31, 2007. No shares authorized, issued and outstanding at March 31, 2006	—	—
Common stock, $.01 par value, 250,000 and 60,425 shares authorized, 41,968 shares and 18,960 shares issued and outstanding at March 31, 2007 and 2006, respectively	420	190
Additional paid-in capital	182,297	4,506
Deferred compensation	—	(8,134)
Accumulated deficit	(104,333)	(164,959)
Accumulated other comprehensive income (loss)	(62)	381

Total stockholders’ equity (deficit)	78,322	(73,664)

	$148,039	$72,568

CommVault Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended March 31,
	2007	2006	2005

Revenues:
Software	$83,870	$62,422	$49,598
Services	67,237	47,050	33,031

Total revenues	151,107	109,472	82,629
Cost of revenues:
Software	1,640	1,764	1,497
Services	20,044	13,231	9,975

Total cost of revenues	21,684	14,995	11,472

Gross margin	129,423	94,477	71,157
Operating expenses:
Sales and marketing	68,240	51,326	43,248
Research and development	23,398	19,301	17,239
General and administrative	18,610	12,275	8,955
Depreciation and amortization	2,603	1,623	1,390

Income from operations	16,572	9,952	325
Interest expense	(326)	(7)	(14)
Interest income	2,600	1,262	346

Income before income taxes	18,846	11,207	657
Income tax benefit (expense)	45,408	(451)	(174)

Net income	64,254	10,756	483
Less: accretion of preferred stock dividends	(2,818)	(5,661)	(5,661)
Less: accretion of fair value of preferred stock upon conversion	(102,745)	—	—

Net income (loss) attributable to common stockholders	$(41,309)	$5,095	$(5,178)

Net income (loss) attributable to common stockholders per share:
Basic	$(1.35)	$0.18	$(0.28)

Diluted	$(1.35)	$0.17	$(0.28)

Weighted average shares used in computing per share amounts:
Basic	30,670	18,839	18,712

Diluted	30,670	30,932	18,712

CommVault Systems, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands)

								Accumulated
								Other
	Convertible				Additional			Comprehensive
	Preferred Stock		Common Stock		Paid-In	Deferred	Accumulated	Income
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	(Loss)	Total

Balance at March 31, 2004	19,252	$94,352	18,780	$188	$—	$(82)	$(170,689)	$321	$(75,910)
Stock options exercised			31	—	152				152
Repurchase and retirement of common stock			(2)	—					—
Amortization of deferred compensation						21			21
Accretion of dividends on preferred stock					(152)		(5,509)		(5,661)
Comprehensive income:
Net income							483		483
Other comprehensive income (loss):
Foreign currency translation adjustment								(95)	(95)

Total comprehensive income									388

Balance at March 31, 2005	19,252	94,352	18,809	188	—	(61)	(175,715)	226	(81,010)
Stock options exercised			151	2	703				705
Acceleration of stock options					263				263
Deferred compensation related to stock options					9,201	(9,201)			—
Amortization of deferred compensation						1,128			1,128
Accretion of dividends on preferred stock					(5,661)				(5,661)
Comprehensive income:
Net income							10,756		10,756
Other comprehensive income:
Foreign currency translation adjustment								155	155

Total comprehensive income									10,911

Balance at March 31, 2006	19,252	94,352	18,960	190	4,506	(8,134)	(164,959)	381	(73,664)
Reversal of deferred compensation upon adoption of SFAS 123(R)					(4,506)	8,134	(3,628)		—
Stock options exercised			350	3	1,861				1,864
Issuance of common stock from initial public offering and concurrent private placement, net			6,251	63	81,673				81,736
Issuance of common stock upon conversion of Series A through E preferred stock			6,333	63	91				154
Issuance of common stock upon conversion of Series AA, BB and CC preferred stock	(19,252)	(94,352)	9,686	97	94,255				—
Cashless exercise of stock warrants and related shares issued pursuant to preemptive rights			388	4	(4)				—
Accretion of dividends on preferred stock					(2,818)				(2,818)
Stock-based compensation					5,969				5,969
Tax benefits from exercise of stock options					1,270				1,270
Comprehensive Income:
Net income							64,254		64,254
Other comprehensive income:
Foreign currency translation adjustment								(443)	(443)

Total comprehensive income									63,811

Balance at March 31, 2007	—	$—	41,968	$420	$182,297	$—	$(104,333)	$(62)	$78,322

CommVault Systems, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31,
	2007	2006	2005

Cash flows from operating activities
Net income	$64,254	$10,756	$483
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(52,159)	—	—
Depreciation and amortization	2,893	1,682	1,431
Noncash stock-based compensation	5,969	1,391	21
Excess tax benefits from stock-based compensation	(1,233)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,806)	67	(2,759)
Prepaid expenses and other current assets	(1,780)	109	(588)
Other assets	(317)	105	(120)
Accounts payable	77	(664)	(1,060)
Accrued liabilities	9,008	2,234	2,617
Deferred revenue and other liabilities	7,688	10,170	3,815

Net cash provided by operating activities	30,594	25,850	3,840
Cash flows from investing activities
Purchase of property and equipment	(4,195)	(2,814)	(1,860)

Net cash used in investing activities	(4,195)	(2,814)	(1,860)
Cash flows from financing activities
Payments to Series A through E preferred stockholders upon conversion to common stock	(101,833)	—	—
Net proceeds from initial public offering and concurrent private placement	82,242	(486)	—
Proceeds from the exercise of stock options	1,864	705	152
Excess tax benefits from stock-based compensation	1,233	—	—
Proceeds from term loan	15,000	—	—
Repayments on term loan	(7,500)	(166)	(200)

Net cash provided by (used in) financing activities	(8,994)	53	(48)
Effects of exchange rate — changes in cash	(443)	155	(95)

Net increase in cash and cash equivalents	16,962	23,244	1,837
Cash and cash equivalents at beginning of year	48,039	24,795	22,958

Cash and cash equivalents at end of year	$65,001	$48,039	$24,795

Supplemental disclosures of cash flow information
Interest paid	$283	$7	$14

Income taxes paid	$232	$483	$48

CommVault Systems, Inc.

Notes to Consolidated Financial Statements
(In thousands, except per share data)

1.	Nature of Business

CommVault Systems, Inc. and its subsidiaries (“CommVault” or the “Company”) is a leading provider of data management software applications and related services in terms of product breadth and functionality and market penetration. The Company develops, markets and sells a suite of software applications and services, primarily in the United States, Europe, Canada, Mexico and Australia, that provides its customers with high-performance data protection, global data availability, disaster recovery of data for business continuance and archiving for regulatory compliance and other data management purposes. The Company’s unified suite of data management software applications, which is sold under the QiNetix brand, shares an underlying architecture that has been developed to minimize the cost and complexity of managing data on globally distributed and networked storage infrastructures. The Company also provides its customers with a broad range of professional and customer support services.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make judgments and estimates that affect the amounts reported in the Company’s consolidated financial statements and the accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of revenues and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, income taxes, stock-based compensation and accounting for research and development costs. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenues from two primary sources, or elements: software licenses and services. Services include customer support, consulting, assessment and design services, installation services and training. A typical sales arrangement includes both of these elements. The Company applies the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, and related interpretations to all transactions to determine the recognition of revenue.

For sales arrangements involving multiple elements, the Company recognizes revenue using the residual method as described in SOP 98-9. Under the residual method, the Company allocates and defers revenue for the undelivered elements based on relative fair value and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple-element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence, or VSOE.

The Company’s software licenses typically provide for a perpetual right to use the Company’s software and are sold on a per-copy basis or as site licenses. Site licenses give the customer the additional right to deploy the software on a limited basis during a specified term. The Company recognizes software revenue through direct sales channels upon receipt of a purchase order or other persuasive evidence and when all other basic revenue recognition criteria are met as described below. The Company recognizes software revenue

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

through all indirect sales channels on a sell-through model. A sell-through model requires that the Company recognize revenue when the basic revenue recognition criteria are met as described below and these channels complete the sale of the Company’s software products to the end user. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report or purchase order from that original equipment manufacturer partner.

Services revenue includes revenue from customer support and other professional services. Customer support includes software updates on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, the Company primarily uses historical renewal rates and, in certain cases, it uses stated renewal rates. Historical renewal rates are supported by performing an analysis in which the Company segregates its customer support renewal contracts into different classes based on specific criteria including, but not limited to, the dollar amount of the software purchased, the level of customer support being provided and the distribution channel. As a result of this analysis, the Company has concluded that it has established VSOE for the different classes of customer support when the support is sold as part of a multiple-element sales arrangement.

The Company’s other professional services include consulting, assessment and design services, installation services and training. Other professional services provided by the Company are not mandatory and can also be performed by the customer or a third party. In addition to a signed purchase order, the Company’s consulting, assessment and design services and installation services are often evidenced by a signed Statement of Work (“SOW”), which defines the specific scope of such services to be performed when sold and performed on a stand-alone basis or included in multiple-element sales arrangements. Revenues from consulting, assessment and design services and installation services are based upon a daily or weekly rate and are recognized when the services are completed. Training includes courses taught by the Company’s instructors or third party contractors either at one of the Company’s facilities or at the customer’s site. Training fees are recognized after the training course has been provided. Based on the Company’s analysis of such other professional services transactions sold on a stand-alone basis, the Company has concluded that it has established VSOE for such other professional services when sold in connection with a multiple-element sales arrangement. The Company generally performs its other professional services within 60 to 90 days of entering into an agreement. The price for other professional services has not materially changed for the periods presented.

The Company has analyzed all of the undelivered elements included in its multiple-element sales arrangements and determined that VSOE of fair value exists to allocate revenues to services. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9.

The Company considers the four basic revenue recognition criteria for each of the elements as follows:

•	Persuasive evidence of an arrangement with the customer exists. The Company’s customary practice is to require a purchase order and, in some cases, a written contract signed by both the customer and the Company, a signed SOW evidencing the scope of certain other professional services, or other persuasive evidence that an arrangement exists prior to recognizing revenue on an arrangement.

•	Delivery or performance has occurred. The Company’s software applications are usually physically delivered to customers with standard transfer terms such as FOB shipping point. Software and/or software license keys for add-on orders or software updates are typically delivered via email. If products that are essential to the functionality of the delivered software in an arrangement have not been delivered, the Company does not consider delivery to have occurred. Services revenue is

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

recognized when the services are completed, except for customer support, which is recognized ratably over the term of the customer support agreement, which is typically one year.

•	Vendor’s fee is fixed or determinable. The fee customers pay for software applications, customer support and other professional services is negotiated at the outset of an arrangement. The fees are therefore considered to be fixed or determinable at the inception of the arrangement.

•	Collection is probable. Probability of collection is assessed on a customer-by-customer basis. Each new customer undergoes a credit review process to evaluate its financial position and ability to pay. If the Company determines from the outset of an arrangement that collection is not probable based upon the review process, revenue is recognized at the earlier of when cash is collected or when sufficient credit becomes available, assuming all of the other basic revenue recognition criteria are met.

The Company’s sales arrangements generally do not include acceptance clauses. However, if an arrangement does include an acceptance clause, revenue for such an arrangement is deferred and recognized upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.

The Company has offered limited price protection under certain original equipment manufacturer agreements. Any right to a future refund from such price protection is entirely within the Company’s control. It is estimated that the likelihood of a future payout due to price protection is remote.

Net Income (Loss) Attributable to Common Stockholders per Share

The Company calculates net income (loss) attributable to common stockholders per share in accordance with SFAS No. 128, Earnings per Share (“SFAS 128”) and EITF Issue No. 03-6, Participating Securities and the Two — Class Method under FASB Statement 128 (“EITF No. 03-6”). Prior to their conversion to common stock upon the closing of the Company’s initial public offering on September 27, 2006, the Company’s Series AA, BB and CC convertible preferred stock and Series A through E cumulative redeemable convertible preferred stock were participating securities due to their participation rights related to cash dividends declared by the Company. The holders of the Company’s Series AA, BB and CC convertible preferred stock were entitled to receive a proportionate share of cash dividends declared on the Company’s common stock, calculated on an as if-converted basis. In addition, the holders of the Company’s Series A through E cumulative redeemable convertible preferred stock were entitled to receive dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other non-redeemable equity securities and rights entitling the holder to receive additional shares of common stock of the Company) on the common stock of the Company, at a per share rate of $1.788 per annum, or, if greater, an amount equal to that paid on any other outstanding shares of the Company. Such dividends accrued and were cumulative.

EITF No. 03-6 requires net income (loss) attributable to common stockholders for the period to be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. As a result, basic net income (loss) attributable to common stockholders per share is calculated by dividing undistributed net income (loss) allocable to common stockholders by the weighted average number of shares outstanding during the period. Diluted net income (loss) attributable to common stockholders per share is computed by dividing net income (loss) for the period by the weighted average number of common and potential common shares outstanding during the period if the effect is dilutive. Potential common shares are comprised of incremental shares of common stock issuable upon the exercise of stock options and warrants and upon the conversion of preferred stock prior to the Company’s initial public offering on September 27, 2006. In compliance with EITF No. 03-6, the Company’s

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

preferred stock does not participate in losses, and therefore they are not included in the computation of net loss attributable to common stockholders per share.

The information required to compute basic and diluted net income (loss) attributable to common stockholders per share is as follows:

	Year Ended March 31,
	2007	2006	2005

Reconciliation of net income to undistributed net income (loss) allocable to common stockholders for the basic computation:
Net income	$64,254	$10,756	$483
Accretion of preferred stock dividends(1)	(2,818)	(5,661)	(5,661)
Accretion of fair value of preferred stock upon conversion(2)	(102,745)	—	—

Net income (loss) attributable to common stockholders	(41,309)	5,095	(5,178)
Undistributed net income allocable to Series AA, BB and CC convertible preferred stock, if converted(3)	—	(1,730)	—

Undistributed net income (loss) allocable to common stockholders	$(41,309)	$3,365	$(5,178)

Basic net income (loss) attributable to common stockholders per share:
Basic weighted average shares outstanding	30,670	18,839	18,712

Basic net income (loss) attributable to common stockholders per share	$(1.35)	$0.18	$(0.28)

Reconciliation of net income to net income (loss) attributable to common stockholders for the diluted computation:
Net income	$64,254	$10,756	$483
Accretion of preferred stock dividends(1)	(2,818)	(5,661)	(5,661)
Accretion of fair value of preferred stock upon conversion(2)	(102,745)	—	—

Net income (loss) attributable to common stockholders	$(41,309)	$5,095	$(5,178)

Diluted net income (loss) attributable to common stockholders per share:
Basic weighted average shares outstanding	30,670	18,839	18,712
Series AA, BB and CC convertible preferred stock	—	9,686	—
Dilutive effect of stock options	—	2,192	—
Dilutive effect of common stock warrants	—	215	—

Diluted weighted average shares outstanding	30,670	30,932	18,712

Diluted net income (loss) attributable to common stockholders per share	$(1.35)	$0.17	$(0.28)

(1)	Net income is reduced by the contractual amount of dividends ($1.788 per share) due on the Company’s Series A through E cumulative redeemable convertible preferred stock prior to its conversion into common stock on September 27, 2006.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

(2)	In the year ended March 31, 2007, net income attributable to common stockholders is reduced by $102,745 related to the accretion of fair value of the Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock on September 27, 2006 as required under EITF D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.”

(3)	In the year ended March 31, 2006, net income attributable to common stockholders is reduced by the participation rights of the Series AA, BB and CC convertible preferred stock related to assumed cash dividends declared by the Company. Net income attributable to common stockholders is not allocated to the Series A through E cumulative redeemable convertible preferred stock because such stockholders only participate in cash dividends in excess of their contractual dividend amount of $1.788 per share, and the Company did not have the ability to distribute amounts in excess of $1.788 per share during this period. In the year ended March 31, 2005, net loss attributable to common stockholders is not allocated to the preferred stockholders because the Company’s preferred stock did not participate in losses.

The following table summarizes the potential outstanding common stock of the Company at the end of each period, which has been excluded from the computation of diluted net income (loss) attributable to common stockholders per share, as its effect is anti-dilutive.

	Year Ended March 31,
	2007	2006	2005

Stock options	7,671	—	5,679
Convertible preferred stock	—	6,333	16,019
Common stock warrants	—	—	2,307

Total options, preferred stock and warrants exercisable or convertible into common stock	7,671	6,333	24,005

Software Development Costs

Research and development expenditures are charged to operations as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release historically have been immaterial.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less at the date of acquisition to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due to the Company from normal business activities. The Company maintains an allowance for estimated losses resulting from the inability of its customers to make required payments. The Company estimates uncollectible amounts based upon historical bad debts, evaluation of current customer receivable balances, age of customer receivable balances, the customer’s financial condition and current economic trends.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Concentration of Credit Risk

The Company grants credit to customers in a wide variety of industries worldwide and generally does not require collateral. Credit losses relating to these customers have been minimal.

One customer accounted for approximately 19%, 18% and 12% of total revenues for the year ended March 31, 2007, 2006 and 2005, respectively. That customer accounted for 14% and 21% of accounts receivable as of March 31, 2007 and 2006.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and the term loan approximate their fair values due to the short-term maturity of these instruments.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation on property and equipment on a straight-line basis over the estimated useful lives of the assets, generally eighteen months to three years. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the term of the related lease.

Long-Lived Assets

The Company reviews its long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of its long-lived assets, the Company evaluates the estimated future undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of the long-lived asset. If the estimated future undiscounted cash flows demonstrate that recoverability is not probable, an impairment loss would be recognized. An impairment loss would be calculated based on the excess carrying amount of the long-lived asset over the long-lived asset’s fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets. There were no impairment charges recognized during the years ended March 31, 2007, 2006 and 2005.

Deferred Offering Costs

The company had deferred offering costs of $0 and $855 at March 31, 2007 and March 31, 2006, respectively, included in Other Assets. The company offset its deferred offering costs against the gross proceeds raised from the initial public offering, which closed on September 27, 2006.

Deferred Revenue

Deferred revenues represent amounts collected from, or invoiced to, customers in excess of revenues recognized. This results primarily from the billing of annual customer support agreements, as well as billings for other professional services fees that have not yet been performed by the Company and billings for license fees that are deferred due to insufficient persuasive evidence that an arrangement exists. The value of deferred revenues will increase or decrease based on the timing of invoices and recognition of software revenue. The Company expenses internal direct and incremental costs related to contract acquisition and origination as incurred.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Deferred revenue consists of the following:

	March 31,
	2007	2006

Current:
Deferred software revenue	$252	$2,957
Deferred services revenue	35,962	26,808

	$36,214	$29,765

Non-current:
Deferred services revenue	$4,284	$3,036

Accounting for Stock-Based Compensation

Prior to April 1, 2006, the Company accounted for it stock option plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, (“SFAS 123”), Accounting for Stock-Based Compensation. Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS Statement No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) using the modified prospective method and therefore has not restated the Company’s financial results for prior periods. Under this transition method, stock-based compensation costs in the year ended March 31, 2007 includes the portion related to stock options vesting in the period for (1) all options granted prior to, but not vested as of April 1, 2006, based on the grant date fair value in accordance with the original provisions of SFAS 123 and (2) all options granted subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). As a result of adopting SFAS 123(R) on April 1, 2006, the Company’s income before income taxes for the year ended March 31, 2007 is $3,899 lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. The Company’s net income for the year ended March 31, 2007 was $2,477, or $0.08 per basic and diluted share, lower than if it had continued to account for stock-based compensation under APB Opinion No. 25. As of March 31, 2007, there was approximately $15,124 of unrecognized stock-based compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.58 years.

Prior to the adoption of SFAS 123(R), the Company presented its unamortized portion of deferred compensation cost for nonvested stock options in the statement of stockholders’ equity (deficit) with a corresponding credit to additional paid-in capital. Upon the adoption of SFAS 123(R), these amounts were offset against each other as SFAS 123(R) prohibits the “gross-up” of stockholders’ equity. Under SFAS 123(R), an equity instrument is not considered to be issued until the instrument vests. As a result, compensation cost is recognized over the requisite service period with an offsetting credit to additional paid-in capital.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the provisions of SFAS 123 to options granted under the Company’s stock option plan for all periods presented prior to the adoption of SFAS 123(R).

	Year Ended March 31,
	2006	2005

Net income	$10,756	$483
Less: Accretion of preferred stock dividends	(5,661)	(5,661)

Net income (loss) attributable to common stockholders, as reported	5,095	(5,178)
Add: Stock-based compensation recorded under APB 25	1,391	21
Less: Stock-based compensation expense determined under fair value method for all awards	(5,321)	(4,438)

Pro forma net income (loss) attributable to common stockholders	1,165	(9,595)
Less: Undistributed net income allocable to series AA, BB and CC convertible preferred stock, if converted	(395)	—

Pro forma undistributed net income (loss) allocable to common stockholders	$770	$(9,595)
Net income (loss) attributable to common stockholders per share, as reported:
Basic	$0.18	$(0.28)

Diluted	$0.17	$(0.28)

Pro forma net income (loss) attributable to common stockholders per share:
Basic	$0.04	$(0.51)

Diluted	$0.04	$(0.51)

The pro forma information presented above has been determined as if employee stock options were accounted for under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model. The assumptions that were used for option grants in the respective periods are as follows:

	Year Ended March 31,
	2006	2005

Dividend yield	None	None
Expected volatility	48%	54%
Risk-free interest rate	4.26%	4.08%
Expected life (in years)	7.00	7.00

Option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of its employee stock options.

Upon adoption of SFAS 123(R), the Company selected the Black-Scholes option pricing for determining the estimated fair value for stock-based awards. The fair value of stock option awards subsequent to April 1, 2006 is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility was calculated based on reported data for a peer group of publicly

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

traded companies for which historical information was available. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The average expected life was determined according to the “SEC shortcut approach” as described in SAB 107, Disclosure about Fair Value of Financial Instruments, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is determined by reference to U.S. Treasury yield curve rates with a remaining term equal to the expected life assumed at the date of grant. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures. The assumptions used in the Black-Scholes option-pricing model are as follows:

Year Ended
March 31, 2007

Dividend yield	None
Expected volatility	48%-55%
Weighted average expected volatility	51%
Risk-free interest rates	4.45%-5.04%
Expected life (in years)	6.25

The following table presents the stock-based compensation expense included in cost of services revenue, sales and marketing, research and development and general and administrative expenses for the years ended March 31, 2007, 2006 and 2005.

	Year Ended March 31,
	2007	2006	2005

Cost of services revenue	$100	$25	$—
Sales and marketing	2,736	468	—
Research and development	739	137	—
General and administrative(1)	2,394	761	21

Stock-based compensation expense	$5,969	$1,391	$21

(1)	The year ended March 31, 2006 includes $263 of stock-based compensation expense related to the acceleration of the vesting period related to 41 stock options.

The Company recognized a tax benefit of $2,193 related to stock-based compensation recorded in the year ended March 31, 2007. The Company recognized no tax benefits related to the stock-based compensation expense in the years ended March 31, 2006 and 2005.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were $1,375, $1,551 and $1,268 for the years ended March 31, 2007, 2006 and 2005, respectively.

Foreign Currency Translation

The functional currency of the Company’s foreign operations are deemed to be the local country’s currency. In accordance with SFAS No. 52, Foreign Currency Translation, the assets and liabilities of the Company’s international subsidiaries are translated at their respective year-end exchange rates, and revenues and expenses are translated at average currency exchange rates for the period. The resulting balance sheet translation adjustments are included in “Other comprehensive income (loss)” and are reflected as a separate component of stockholders’ equity (deficit). Foreign currency transaction gains and losses are immaterial in each year. To date, the Company has not hedged its exposure to changes in foreign currency exchange rates.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Comprehensive Income (Loss)

The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income.  Comprehensive income (loss) is defined to include all changes in equity, except those resulting from investments by stockholders and distribution to stockholders, and is reported in the statement of stockholders’ equity (deficit). Included in the Company’s comprehensive income (loss) are the net income and foreign currency translation adjustments.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is required to adopt the provisions of FIN 48 on April 1, 2007. The Company is evaluating the impact of this statement on it financial statements and currently expects the cumulative effect of adopting FIN 48 will result in an increase to beginning accumulated deficit of approximately $1,000 to $2,000 as of the beginning of fiscal 2008.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this Statement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115, (“ SFAS 159”). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this Statement on its financial statements.

3.	Property and Equipment

Property and equipment consist of the following:

	March 31,
	2007	2006

Computer equipment	$12,834	$11,983
Other machinery and equipment	3,460	2,278
Leasehold improvements	1,844	912
Furniture and fixtures	1,566	1,344
Purchased software	1,171	924

	20,875	17,441
Less: Accumulated depreciation and amortization	(16,251)	(14,119)

	$4,624	$3,322

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

The Company recorded depreciation and amortization expense of $2,893, $1,682 and $1,431 for the years ended March 31, 2007, 2006 and 2005, respectively.

4.	Accrued Liabilities

Accrued liabilities consist of the following:

	March 31,
	2007	2006

Compensation and related payroll taxes	$8,626	$5,943
Income tax reserves	5,020	—
Other	6,569	6,742

	$20,215	$12,685

5.	Line of Credit and Term Loan

In January 2003, the Company entered into an agreement for a revolving credit facility (the “credit facility”) of up to $5,000 including an optional term loan of up to $500 for existing and new equipment purchases. In March 2005, the Company renewed the credit facility, which expired in March 2006, under essentially the same terms and conditions as the existing facility. The term loan accrued interest at the lender’s prime rate plus 1% and was repayable in declining monthly amounts over a 30 month period from July 2003 through January 2006.

In May 2006, the Company entered into a $20,000 term loan facility (the “term loan”) in connection with the payments due to the holders of its Series A through E Stock upon an initial public offering. As of March 31, 2007, there was $7,500 outstanding under the term loan. The term loan is secured by substantially all of the Company’s assets. Borrowings under the term loan bear interest at a rate equal to the 30-day LIBOR plus 1.50% with principal and interest to be repaid in quarterly installments over a 24-month period, subject to acceleration, at the discretion of the lender. The remaining quarterly installments will total $5,000 of principal payments in fiscal 2008 and $2,500 of principal repayments in fiscal 2009. The term loan requires the Company to maintain a “quick ratio,” as defined in the term loan agreement, of at least 1.50 to 1. The Company is in compliance with the quick ratio covenant as of March 31, 2007.

6.	Commitments and Contingencies

The Company leases various office and warehouse facilities under non-cancelable leases which expire on various dates through July 2013. Future minimum lease payments under all operating leases at March 31, 2007 are as follows:

Year Ending March 31:
2008	$2,766
2009	2,337
2010	1,893
2011	1,731
2012	1,592
Thereafter	2,134

$12,453

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Rental expenses were $3,231, $2,844 and $2,618 for the years ended March 31, 2007, 2006 and 2005, respectively.

The Company offers a 90-day limited product warranty for its software. To date, costs related to this product warranty have not been material.

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions; however, at March 31, 2007, the Company is not party to any litigation that is expected to have a material effect on the Company’s financial position, results of operations or cash flows.

The Company provides certain provisions within its software licensing agreements to indemnify its customers from any claim, suit or proceeding arising from alleged or actual intellectual property infringement. These provisions continue in perpetuity, along with the Company’s software licensing agreements. The Company has never incurred a liability relating to one of these indemnification provisions, and management believes that the likelihood of any future payout relating to these provisions is remote. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

7.	Capitalization

On September 14, 2006, the Company effected a one for two reverse stock split of its common shares. All share and per share amounts related to common shares, options and warrants included in the Company’s consolidated financial statements and notes to consolidated financial statements have been restated to reflect the reverse stock split. The conversion ratios of the Company’s Series A through E Cumulative Redeemable Convertible Preferred Stock (“Series A through E” Stock), Series AA Preferred Stock (“Series AA Stock”), Series BB Preferred Stock (“Series BB Stock”) and Series CC Preferred Stock (“Series CC Stock”) were also adjusted to reflect the reverse stock split.

On September 27, 2006, the Company completed its initial public offering of 11,111 shares of common stock at a price of $14.50 per share. The Company sold 6,148 shares and certain stockholders of the Company sold 4,963 shares in this offering. In connection with the initial public offering, the Company paid $6,240 in underwriting discounts and commissions. In addition, the Company incurred an estimated $2,660 of other offering expenses of which $486 was paid in fiscal 2006, $2,154 was paid in the year ended March 31, 2007 and $20 was accrued at March 31, 2007. After deducting the underwriting discounts and commissions and the other offering expenses, the Company’s net proceeds from the initial public offering were approximately $80,248. In conjunction with the initial public offering, the Company also sold 103 shares of common stock in a concurrent private placement at the initial public offering price pursuant to preemptive rights as a result of the initial public offering. The Company’s net proceeds from the concurrent private placement were approximately $1,488.

On September 27, 2006, the Company amended its Certificate of Incorporation and authorized 250,000 shares of common stock and 50,000 shares of preferred stock. As of March 31, 2007, there are no shares of preferred stock outstanding.

On October 3, 2006, the Company’s underwriters exercised their over-allotment option and purchased an additional 1,667 shares of Company’s common stock owned by affiliates of Credit Suisse Securities (USA) LLC at the initial public offering price of $14.50 per share. The Company did not receive any proceeds as a result of the underwriter’s exercise of their over-allotment option.

Common Stock

The Company had 41,968 and 18,960 shares of common stock, par value $0.01, outstanding at March 31, 2007 and March 31, 2006, respectively. As of March 31, 2007, approximately 14,578 shares of the Company’s

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

common stock owned by affiliates of Credit Suisse Securities (USA) LLC, representing approximately 34.7% of the common stock outstanding, is subject to a voting trust agreement pursuant to which the shares are voted by an independent voting trustee. Subject to specified exceptions, the voting trust agreement also requires Credit Suisse Securities (USA) LLC and its affiliates to deliver to the trustee, and make subject to the voting trust agreement, any shares of the Company’s common stock owned by it or its affiliates that would cause the aggregate shares of the Company’s common stock held by them to exceed 5% of the Company’s common stock then outstanding.

The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter and any determination whether to vote the shares is required by the voting trust agreement to be made by the trustee without consultation with Credit Suisse Securities (USA) LLC and its affiliates. If, however, the trustee votes the shares on any matter subject to a stockholder vote, including proposals involving the election of directors, changes of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by the Company’s other stockholders.

Cumulative Redeemable Convertible Preferred Stock: Series A through E Stock

At March 31, 2006, the Company has 7,000 authorized shares and has issued 3,166 shares of Series A through E Cumulative Redeemable Convertible Preferred Stock, par value of $.01 per share (“Series A through E” Stock). The consideration paid for each share of Series A through E Stock was $14.90 and resulted in aggregate proceeds of approximately $47,177.

Upon completion of the initial public offering, all 3,166 outstanding shares of the Company’s Series A through E Stock automatically converted on into 6,333 shares of common stock on a 2:1 basis. In addition, the Company was obligated to pay the holders of the Series A through E Stock approximately $101,833 consisting of a payment of $14.85 per share, or $47,019 in the aggregate; and all accrued and unpaid dividends of $1.788 per share per year since the date such shares were issued, or $54,814 in the aggregate, due to such holders upon its conversion into common stock. The Company had the option to pay the cash amount and accrued dividends to predominantly all of the holders of Series A through E Stock in cash, by means of a note payable or any combination thereof. The Company paid all amounts in cash upon the closing of the initial public offering in September 2006.

Prior to their conversion to common stock upon completion of the Company’s initial public offering, the Series A through E Stock were entitled to receive dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other non-redeemable equity securities and rights entitling the holder to receive additional shares of common stock of the Company) on the common stock of the Company, at a per share rate of $1.788 per annum, or, if greater, an amount equal to that paid on any other outstanding shares of the Company. Such dividends accrued and were cumulative. The aggregate amount of accrued dividends, the cash liquidation amount of $14.85 per share plus the par value of common shares was $99,015 at March 31, 2006.

In September 2006, the Company recorded a charge to net income (loss) attributable to common stockholders of $102,745 related to the accretion of fair value of the Series A through E Stock upon conversion to common stock at the closing of the Company’s initial public offering as required under EITF D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.”

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Convertible Preferred Stock

Upon completion of the initial public offering all 19,252 outstanding shares of the Company’s Series AA Preferred Stock (“Series AA Stock”), the Series BB Preferred Stock (Series BB Stock”) and the Series CC Preferred Stock (“Series CC Stock”) automatically converted into 9,686 shares of common stock. The conversion ratio of the Series AA, BB and CC Stock was 0.514:1, 0.5:1, and 0.5:1, respectively. Prior to their conversion to common stock, the Company’s Series AA, BB and CC Stock were entitled to receive a proportionate share of cash dividends declared on the Company’s common stock, calculated on an as if-converted basis. In the event the Company declared any other dividend or distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidence of indebtedness, holders of the Company’s Series AA Stock, Series BB Stock, Series CC Stock and Series A through E Stock were entitled to receive a proportionate share of any such dividend or distribution on an as if-converted basis. Prior to conversion, the Series AA and BB Stock had anti-dilution protection on a weighted-average basis, subject to customary exclusions.

Registration Rights

Holders of shares of common stock which were issued upon conversion of the Company’s Series A through E Stock and Series AA, BB and CC Stock are entitled to have their shares registered under the Securities Act of 1933 (the “Securities Act”), as amended. Under the terms of an agreement between the Company and the holders of these registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, these stockholders are entitled to include their shares in such registration.

Common Stock Warrants

In connection with the issuance of Series BB Stock in November 2000, one investor who is also a customer received a fully vested warrant to purchase 2,233 shares of common stock at an exercise price of $27.14. In July 2003, the warrant was cancelled and replaced with a fully vested warrant to purchase up to 1,500 shares of common stock at an exercise price of $12.54 per share. The new warrant had an aggregate fair value of approximately $30 and expired 15 days after the Company gave notice to the holder of the warrant of its intention to file a registration statement relating to an initial public offering. The warrant expired without being exercised in February 2006.

In December 2003, the Company issued a warrant to purchase up to 807 shares of common stock at an exercise price of $10.50 per share to a customer at about the same time the Company signed a Software License Agreement with this customer. The Software License Agreement is cancelable by the customer without cause at any time. The warrant was exercisable in equal quarterly installments, commencing on the last day of the quarter ending March 31, 2004 and ending on the last day of the quarter ending December 31, 2005. The warrant also contained provisions to be net exercised on a cashless basis. The number of common shares issuable on a cashless basis is equal to the vested warrants less the number of shares of common stock having an aggregate market price equal to the aggregate exercise price of the vested warrants. Market price is determined as the greater of (i) a product obtained by multiplying the Company’s trailing 12-month revenues by six and (ii) the price of common stock sold in a qualified financing transaction within six months of the cashless exercise. The Company recorded $1,696 as a non-cash reduction of revenue during the year ended March 31, 2004 in connection with this transaction. On June 15, 2006, the holder of the warrant to purchase up to 807 shares of common stock elected to make a cashless exercise of the warrant and received 315 shares of common stock. Pursuant to the preemptive rights of the Series AA, BB and CC preferred stockholders that

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

were triggered by the exercise of the warrant, such Series AA, BB and CC preferred stockholders (other than individuals that also own Series A through E Stock) purchased 73 shares of common stock on a cashless basis.

Shares Reserved for Issuance

The Company has reserved 7,671 shares to allow for the exercise of all outstanding options at March 31, 2007.

8.	Stock Plans

As of March 31, 2007, the Company maintains two stock incentive plans, the 1996 Stock Option Plan (the “Plan”) and the 2006 Long-Term Stock Incentive Plan (the “LTIP”).

Under the Plan, the Company may grant non-qualified stock options to purchase 11,705 shares of common stock to certain officers and employees. At March 31, 2007 and March 31, 2006, there were 302 and 499 options available for future grant under the Plan, respectively.

On January 26, 2006, the Board of Directors authorized the creation of the LTIP. Upon the closing of the Company’s initial public offering on September 27, 2006, the Company became eligible to grant awards under the LTIP. The LTIP permits the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance stock awards and stock unit awards based on, or related to, shares of the Company’s common stock.

The maximum number of shares of the Company’s common stock that may be initially awarded under the LTIP is 4,000. On each April 1, the number of shares available for issuance under the LTIP is increased, if applicable, such that the total number of shares available for awards under the LTIP as of any April 1 is equal to 5% of the number of outstanding shares of the Company’s common stock on that April 1. At March 31, 2007, approximately 3,763 shares were available for future issuance under the LTIP.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

The following summarizes the activity for the Company’s two stock incentive plans from March 31, 2004 to March 31, 2007:

			Weighted-
			Average
		Weighted-	Remaining
	Number	Average	Contractual	Aggregate
	of	Exercise	Term	Intrinsic
Options	Options	Price	(Years)	Value

Outstanding at March 31, 2004	4,764	$4.62
Options granted	1,175	5.66
Options exercised	(31)	4.92
Options canceled	(229)	5.80

Outstanding at March 31, 2005	5,679	5.53
Options granted	2,492	5.57
Options exercised	(151)	4.62
Options canceled	(433)	5.53

Outstanding at March 31, 2006	7,587	5.56
Options granted	761	14.30
Options exercised	(350)	5.33
Options canceled	(327)	6.87

Outstanding at March 31, 2007	7,671	$6.39	6.56	$75,709

Vested or expected to vest at March 31, 2007	7,453	$6.31	6.48	$74,107

Exercisable at March 31, 2007	4,804	$5.56	5.43	$51,108

Stock options are granted at the discretion of the Board and expire 10 years from the date of the grant. Options generally vest over a four-year period. The weighted average fair value of stock options granted was $8.11, $6.36 and $3.45 during the year ended March 31, 2007, 2006 and 2005, respectively. The total intrinsic value of options exercised was $3,916, $959 and $21 in the years ended March 31, 2007, 2006 and 2005, respectively.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

The following table summarizes information on stock options outstanding under the Plan and LTIP at March 31, 2007:

					Weighted-
	Outstanding	Weighted-Average		Options	Average
	Options at	Remaining	Exercise	Exercisable at	Exercise
Range of Exercise Prices	March 31, 2007	Contractual Life	Price	March 31, 2007	Price

$0.01 – 1.00	8	2.10	$0.025	8	$0.025
3.00 – 4.00	819	5.82	4.00	775	4.00
4.00 – 5.00	2,504	6.67	4.80	1,301	4.90
5.00 – 6.00	2,379	5.59	5.89	2,038	5.93
6.00 – 7.00	259	8.58	6.70	82	6.70
7.00 – 8.00	830	6.29	7.58	573	7.66
8.00 – 9.00	137	8.92	8.10	27	8.10
11.00 – 12.00	150	9.05	11.70	0	0.00
12.00 – 13.00	223	9.23	12.69	0	0.00
13.00 – 14.00	125	9.45	13.50	0	0.00
16.00 – 17.00	88	9.90	16.26	0	0.00
17.00 – 18.00	48	9.62	17.60	0	0.00
18.00 – 19.00	29	9.54	18.85	0	0.00
19.00 – 19.99	72	9.75	19.92	0	0.00

$0.01 – 19.99	7,671	6.56	$6.39	4,804	$5.56

During the years ended March 31, 2007 and 2006, the Company granted stock options with exercise prices as follows:

			Fair
	Options	Exercise	Value per	Intrinsic
Grant Date	Granted	Price	Common Share	Value

Fiscal Year 2006:
May 5, 2005	360	$4.50	$6.92	$2.42
July 29, 2005	461	4.70	8.36	3.66
September 19, 2005	800	4.70	9.18	4.48
November 3, 2005	375	6.70	10.34	3.64
January 26, 2006	334	7.50	11.08	3.58
March 2, 2006	164	8.10	12.84	4.74
Fiscal Year 2007:
April 20, 2006	150	$11.70	$12.98	$1.28
May 3, 2006	90	12.60	13.08	0.48
July 27, 2006	146	12.74	12.74	—
September 12, 2006	135	13.50	13.50	—
October 13, 2006	31	18.85	18.85	—
November 14, 2006	48	17.60	17.60	—
December 14, 2006	39	19.99	19.99	—
January 15, 2007	34	19.84	19.84	—
February 14, 2007	64	16.26	16.26	—
March 14, 2007	25	16.27	16.27	—

In establishing the Company’s estimates of fair value of its common stock during the year ended March 31, 2006 and on April 20, 2006 and May 3, 2006, the Company performed a retrospective

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

determination of the fair value of its common stock. The retrospective determination of fair value of the Company’s common stock utilized the probability weighted expected returns (“PWER”) method described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company estimated the fair value of its common stock on July 27, 2006 based on a contemporaneous valuation using the PWER method. The Company estimated the fair value of its common stock on September 12, 2006 based on the midpoint of the estimated offering range contained in the Company’s registration statement on Form S-1 related to its initial public offering. The fair market value of the Company’s common stock subsequent to the closing of its initial public offering on September 27, 2006 was based on the publicly trade price as reported by The NASDAQ Stock Market.

The reassessed fair value of the Company’s common stock underlying 360 options granted to employees on May 5, 2005 was determined to be $6.92 per share. The increase in fair value as compared to the January 27, 2005 value was primarily due to the following:

•	For the three months ended March 31, 2005, the Company had its most profitable quarter in its history at that time, generating earnings of approximately $1,600;

•	The Company achieved its first fiscal year of profitability for the year ended March 31, 2005;

•	The Company entered into an original equipment manufacturer arrangement with Hitachi Data Systems in March 2005; and

•	The possibility of an initial public offering remained relatively low and a probability estimate of 30% was assigned under the PWER method as a result of the significant milestones to be achieved.

The reassessed fair value of the Company’s common stock underlying 461 options granted to employees on July 29, 2005 was determined to be $8.36 per share. The increase in fair value as compared to the May 5, 2005 value was primarily due to the following:

•	For the three months ended June 30, 2005, revenues and earnings exceeded budget;

•	The Company increased its earnings forecast for the remainder of fiscal 2006; and

•	The Company increased the probability estimate for the initial public offering scenario under the PWER method to 40% as a result of revenues and earnings exceeding budget.

The reassessed fair value of the Company’s common stock underlying 800 options granted to employees on September 19, 2005 was determined to be $9.18 per share. On September 19, 2005, the Company’s compensation committee awarded options to several key executives. The underlying assumptions that were in place as of the July 29, 2005 grant date were still in place on September 19, 2005, except the Company increased the probability estimate for the initial public offering scenario under the PWER method to 50% as a result of moving closer to a potential initial public offering and anticipating a profitable quarter ending September 30, 2005.

The reassessed fair value of the Company’s common stock underlying 375 options granted to employees on November 3, 2005 was determined to be $10.34 per share. The increase in fair value as compared to the September 19, 2005 value was primarily due to the following:

•	For the three and six months ended September 30, 2005, earnings exceeded the Company’s original budget and revised forecasts;

•	In the six months ended September 30, 2005, the Company started to achieve substantial revenue growth from its original equipment manufacturer arrangements with Dell and Hitachi Data Systems; and

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

•	The Company increased the probability estimate for the initial public offering scenario under the PWER method to 60% as a result of earnings exceeding forecast and the substantial revenue growth the Company achieved from its original equipment manufacturer agreements.

The reassessed fair value of the Company’s common stock underlying 334 options granted to employees on January 26, 2006 was determined to be $11.08 per share. The increase in fair value as compared to the November 3, 2005 value was primarily due to the following:

•	On January 10, 2006, the Company initiated the process of an initial public offering when it held an organizational meeting; as a result, the Company increased the initial public offering scenario to 65% under the PWER method;

•	The Company achieved consecutive quarters of profitability for the first time;

•	For the three and nine months ended December 31, 2005, earnings exceeded original budget and revised forecasts; and

•	The Company continued to generate cash flows from operations significantly exceeding budgeted, revised forecast and prior year amounts.

The reassessed fair value of the Company’s common stock underlying 164 options granted to employees on March 2, 2006 was determined to be $12.84 per share. On March 2, 2006, the Company’s compensation committee awarded options to certain strategic new hires. The underlying assumptions that were in place as of the January 26, 2006 grant date were still in place on March 2, 2006, except that the Company increased the probability estimate for the initial public offering scenario under the PWER method to 90% as a result of the imminence of the Company’s potential initial public offering and anticipating fiscal 2006 earnings would exceed forecast and budget amounts.

The reassessed fair value of the Company’s common stock underlying 150 options and 90 options granted to employees on April 20, 2006 and May 3, 2006 was determined to be $12.98 per share and $13.08 per share, respectively. The increase in fair value as of April 20, 2006 and May 3, 2006 as compared to the March 2, 2006 value was primarily due to the following:

•	The Company achieved its third quarter of consecutive profitability and completed its most profitable fiscal year for the year ended March 31, 2006;

•	The Company continued to generate cash flows from operations significantly exceeding budgeted and prior year amounts.

The Company maintained a 90% probability estimate for the initial public offering scenario under the PWER method for the April 20, 2006 and May 3, 2006 common stock valuations.

9.	Income Taxes

The components of income (loss) before income taxes were as follows:

	Year Ended March 31,
	2007	2006	2005

Domestic	$6,950	$12,901	$3,778
Foreign	11,896	(1,694)	(3,121)

	$18,846	$11,207	$657

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

The components of current income tax benefit (expense) were as follows:

	Year Ended March 31,
	2007	2006	2005

Current:
Federal	$(6,236)	$(239)	$(83)
State	(219)	(172)	(89)
Foreign	(296)	(40)	(2)
Deferred:
Federal	41,423	—	—
State	8,385	—	—
Foreign	2,351	—	—

	$45,408	$(451)	$(174)

The income tax benefit for the year ended March 31, 2007 primarily represents the Company’s reversal of substantially all its deferred tax valuation allowance of $52,159, partially offset by the recognition of $5,020 for certain tax reserves. The income tax expense for the years ended March 31, 2006 and 2005 primarily represents alternative minimum taxes due to the U.S. federal government as well as various state income taxes.

A reconciliation of the statutory tax rates and the effective tax rates for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Year Ended March 31,
	2007	2006	2005

Statutory federal income tax benefit (expense) rate	(35.0)%	(34.0)%	(34.0)%
State and local income tax benefit (expense), net of federal income tax effect	(5.0)%	(0.9)%	(13.5)%
Foreign earnings taxed at different rates	5.5%	(0.5)%	(12.6)%
Permanent differences	26.4%	3.6%	(21.5)%
Research credits	3.8%	6.9%	111.3%
Tax reserves	(26.6)%	—%	—%
Other differences, net	(5.0)%	(1.9)%	(11.2)%
Change in valuation allowance	276.8%	22.8%	(45.0)%

Effective income tax benefit (expense)	240.9%	(4.0)%	(26.5)%

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

Deferred tax assets arise due to the recognition of income and expense items for tax purposes, which differ from those used for financial statement purposes. The significant components of the Company’s deferred tax assets are as follows:

	March 31,
	2007	2006

Deferred tax assets:
Net operating losses	$32,164	$38,120
Depreciation and amortization	2,321	2,974
Deferred and stock-based compensation	2,454	425
Deferred revenue	1,586	1,045
Accrued expenses	449	512
Allowance for doubtful accounts and other reserves	191	197
Tax credits	14,274	10,897

Total deferred tax assets	53,439	54,170
Less: valuation allowance	(1,280)	(54,170)

Net deferred tax assets	$52,159	$—

Until the fourth quarter of fiscal 2007, the Company had recorded a valuation allowance to fully reserve its net deferred tax assets based on the Company’s assessment that the realization of the net deferred tax assets did not meet the “more likely than not” criterion under SFAS No. 109, “Accounting for Income Taxes.” As of March 31, 2007 the Company determined that based upon a number of factors, including the Company’s cumulative taxable income over the past three fiscal years and expected profitability in future years, that certain of it’s deferred tax assets were “more likely than not” realizable through future earnings. Accordingly, as of March 31, 2007 the Company reversed substantially all of its deferred income tax valuation allowance and recorded a corresponding tax benefit of $52,159. As of March 31, 2007, the Company maintains a valuation allowance for deferred tax assets of $1,280 primarily related to net operating loss carryforwards in certain international jurisdictions.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in each of its tax jurisdictions. The number of years with open tax audits varies depending on the tax jurisdiction. A number of years may lapse before a particular matter is audited and finally resolved. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures. Based on the Company’s evaluation of current tax positions, the Company believes it has appropriately accrued for probable exposures. The Company includes its estimated reserves for probable exposures in accrued liabilities. The total amount of income tax reserves recorded in accrued liabilities at March 31, 2007 was $5,020.

Deferred U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries permanently reinvested in the businesses. These undistributed foreign earnings could become subject to U.S. income tax if remitted, or deemed remitted, as a dividend. Determination of the deferred U.S. income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing at the time of the remittance.

The cumulative amount of unremitted earnings from the foreign subsidiaries that is expected to be permanently reinvested was approximately $187 on March 31, 2007.

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

At March 31, 2007, the Company has federal and state net operating loss (“NOL”) carryforwards of approximately $76,052 and $60,037, respectively. The federal NOL carryforwards expire from 2019 through 2024, and the state NOL carryforwards expire from 2008 to 2011. At March 31, 2007, the Company also has NOL carryforwards for foreign tax purposes of approximately $8,479 which begin to expire in 2008.

At March 31, 2007, the Company has federal and state research tax credit carryforwards of approximately $9,150 and $4,678, respectively. The federal research tax credit carryforwards expire from 2012 through 2027, and the state research tax credit carryforwards expire through 2014. At March 31, 2007, the Company has federal Alternative Minimum Tax credit carryforwards of $446.

10.	Employee Benefit Plan

The Company has a defined contribution plan, as allowed under Section 401(k) of the Internal Revenue Code, covering substantially all employees. The Company may make contributions equal to a discretionary percentage of the employee’s contributions determined by the Company. The Company has not made any contributions to the defined contribution plan.

11.	Segment Information

The Company operates in one reportable segment, storage software solutions. The Company’s products and services are sold throughout the world, through direct and indirect sales channels. The Company’s chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone revenue of product channels and the two geographic regions of the segment discussed below and do not receive discrete financial information about asset allocation, expense allocation or profitability from the Company’s storage products or services.

The Company is organized into two geographic regions: the United States and all other countries. All transfers between geographic regions have been eliminated from consolidated revenues. This data is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.

	Year Ended March 31,
	2007	2006	2005

Revenue:
United States	$105,140	$77,762	$60,562
Other	45,967	31,710	22,067

	$151,107	$109,472	$82,629

No individual country other than the United States accounts for 10% or more of revenues in the years ended March 31, 2007, 2006 and 2005. Revenue included in the “Other” caption above primarily relates to the Company’s operations in Europe, Australia, and Canada.

	March 31,
	2007	2006

Long-lived assets:
United States	$3,450	$3,298
Other	1,728	1,116

	$5,178	$4,414

CommVault Systems, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share data)

At March 31, 2007, the United Kingdom had long-lived assets of $573 and at March 31, 2006, Germany had long-lived assets of $624. No other individual country other than the United States accounts for 10% or more of long-lived assets as of March 31, 2007 and 2006.

12.	Selected Quarterly Financial Data (unaudited)

	Quarter Ended
	June 30	September 30	December 31	March 31

Fiscal 2007
Total revenue	$33,522	$36,638	$38,330	$42,617
Gross margin	28,737	31,403	32,700	36,583
Net income	3,341	4,431	4,634	51,848
Net income (loss) attributable to common stockholders(1)(2)	1,930	(99,721)	4,634	51,848
Net income (loss) attributable to common stockholders per share:
Basic(3)	$0.07	$(4.90)	$0.11	$1.24
Diluted(3)	$0.06	$(4.90)	$0.10	$1.16

	Quarter Ended
	June 30	September 30	December 31	March 31

Fiscal 2006
Total revenue	$22,123	$25,922	$29,050	$32,377
Gross margin	19,103	22,575	24,809	27,990
Net income (loss)	(365)	2,014	3,571	5,536
Net income (loss) attributable to common stockholders	(1,776)	587	2,144	4,140
Net income (loss) attributable to common stockholders per share:
Basic(3)	$(0.09)	$0.02	$0.08	$0.14
Diluted(3)	$(0.09)	$0.02	$0.07	$0.13

(1)	In the quarter ended September 30, 2006, net income (loss) attributable to common stockholders was reduced by $102,745 related to the accretion of fair value of the Series A through E cumulative redeemable convertible preferred stock upon conversion to common stock on September 27, 2006.

(2)	In the quarter ended March 31, 2007, net income (loss) attributable to common stockholders includes the impact of a reduction of the Company’s deferred tax valuation allowance of $52,159 and the recognition of certain tax reserves of $5,020.

(3)	Per common share amounts for the quarters and full year have been calculated separately. Accordingly, quarterly amounts do not add to the annual amount because of differences in the weighted average common shares outstanding during each period used in the basic and diluted calculations.

CommVault Systems, Inc.

Schedule II — Valuation and Qualifying Accounts
(In thousands)

		Charged
	Balance at	(Credited) to		Balance at
	Beginning of	Costs and		End of
	Period	Expenses	Deductions	Period

Year Ended March 31, 2005:
Allowance for doubtful accounts	$686	$107	$191	$602
Valuation allowance for deferred taxes(1)	$56,387	$297	$—	$56,684
Year Ended March 31, 2006:
Allowance for doubtful accounts	$602	$40	$167	$475
Valuation allowance for deferred taxes(1)	$56,684	$—	$2,514	$54,170
Year Ended March 31, 2007:
Allowance for doubtful accounts	$475	$(77)	$87	$311
Valuation allowance for deferred taxes(1)	$54,170	$—	$52,890	$1,280

(1)	Adjustments associated with the Company’s assessment of its deferred tax assets. The reduction in the valuation allowance for deferred taxes in the year ended March 31, 2006 is primarily due to utilization of federal and state net operating loss carryforwards. The reduction in the valuation allowance in the year ended March 31, 2007 is primarily due to the reversal of substantially all of the Company’s deferred income tax valuation allowance. As of March 31, 2007, the Company maintains a valuation allowance for deferred tax assets of $1.3 million primarily related to net operating loss carryforwards in certain international jurisdictions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

SEC registration fee	$4,467
NASD filing fee	15,050
Accounting fees and expenses	150,000
Legal fees and expenses	100,000
Printing and engraving expenses	90,000
Transfer agent’s fees	2,500
Miscellaneous	62,983

Total	$425,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agents or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred in the defense or settlement of such action and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, shall be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such actions occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by or on behalf of a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors’ and officers’ liability insurance in connection with this offering.

In addition, we have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of CommVault or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.

Since April 1, 2004, the registrant has sold the following securities without registration under the Securities Act of 1933:

(1)	On June 15, 2006, the registrant issued 315,222 shares of its common stock upon the cashless exercise of the warrant held by Dell Ventures, L.P. that was issued to it in December 2003. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act. The number of common shares issued on a cashless basis was equal to the vested warrants less the number of shares of common stock having an aggregate market price equal to the aggregate exercise price of the vested warrants. Market price was determined as the greater of (i) a product obtained by multiplying the Company’s trailing 12-month revenues by six and (ii) the price of common stock sold in a qualified financing transaction within six months of the cashless exercise. During the year ended March 31, 2004, CommVault recorded $1,696,000 as a non-cash reduction of revenue in connection with this transaction at the time the warrants were issued. In the fiscal year ending March 31, 2007, CommVault recorded $3,877 as an increase to common stock with a corresponding decrease to additional paid-in capital related to the common stock issued in connection with the cashless exercise and the preemptive rights held by the holders of CommVault’s Series AA, BB and CC preferred stock.

(5)	On June 15, 2006, concurrently with the issuance of shares to Dell Ventures, L.P., the registrant issued 72,423 shares of common stock to holders of its Series AA, BB and CC preferred stock in accordance with the preemptive rights of such holders. The registrant issued shares to each holder as if each holder held a warrant for the shares to which it was entitled pursuant to its preemptive rights and exercised such warrant on a cashless basis. The registrant issued such shares on the same terms that it issued shares to Dell Ventures, L.P. on the same date. The registrant was required to issue such shares to comply with the preemptive rights of holders of Series AA, BB and CC preferred stock, which such holders acquired when they acquired shares of Series AA, BB and CC preferred stock between April 2000 and September 2003. Under the terms of the Series AA, BB and CC preferred stock, the issuance of such shares was automatic and occurred without any action or election by the holders of Series AA, BB and CC preferred stock. The issuance of shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

(6)	On September 27, 2006, the registrant issued 102,640 shares of its common stock to Greg Reyes, Reyes Family Trust, Van Wagoner Capital Partners, L.P. and Van Wagoner Crossover Fund, L.P. in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

(7)	On September 21, 2006, our registration statement on Form S-1 (Registration No. 333-132550) was declared effective (the “Registration Statement”). Pursuant to the Registration Statement, we registered 12,777,778 shares of common stock (6,148,148 shares offered by us and 6,629,630 shares offered by selling stockholders, including 1,666,667 shares offered by selling stockholders pursuant to the exercise of the underwriters’ over-allotment option), par value $0.01 per share, with an aggregate offering price of $185.3 million. On September 27, 2006, we and the selling stockholders completed the sale of 11,111,111 shares of common stock to the public at a price of $14.50 per share and the offering terminated. We did not receive any proceeds from the sale of shares by the selling stockholders. Credit Suisse, Goldman, Sachs & Co., Merrill Lynch & Co., Thomas Weisel Partners LLC, RBC Capital Markets and C.E. Unterberg, Towbin acted as underwriters for the offering. Our initial public offering resulted in gross proceeds to us of $89.1 million. Estimated expenses related to the offering are as follows: $6.2 million for underwriting discounts and commissions and $2.7 million for other expenses, for total estimated expenses of $8.9 million. Approximately $2.1 million of the underwriting discounts and commissions paid by us resulted in a direct payment to Credit Suisse Securities (USA) LLC whose affiliates owned approximately 63% of our common stock immediately prior to the completion of our initial public offering. No other expenses resulted in direct or indirect payments to any of our directors, officers or their associates, to persons owning 10% or more of our common stock or to any of our affiliates. We received net proceeds of approximately $80.2 million in our initial public offering.

As of March 31, 2007, the net proceeds of our initial public offering, together with the net proceeds from the concurrent private placement, net borrowings under our term loan and available cash and cash equivalents were used to pay approximately $101.8 million in satisfaction of amounts due on our Series A, B, C, D and E preferred stock upon its conversion into common stock consisting of: $14.85 per share, or $47.0 million in the aggregate; and accumulated and unpaid dividends of $1.788 per share since the date the shares of preferred stock were issued, or $54.8 million in the aggregate.

Certain uses of the net proceeds of our initial public offering resulted in direct payments to certain of our directors, officers and persons who owned 10% or more of our common stock immediately prior to the completion of our initial public offering as follows: a portion of the proceeds were used for $98.1 million in satisfaction of amounts due to affiliates of Credit Suisse Securities (USA) LLC upon conversion of the Series A, B, C, D and E preferred stock into common stock; and $1.8 million in satisfaction of amounts due to three of our officers and directors upon conversion of the Series A, B, C, D and E preferred stock into common stock.

(8)	From April 1, 2004 to the date of the filing of the registrant’s Registration on Form S-8 on November 9, 2006, the registrant granted options to purchase approximately 4,219,575 shares of common stock under the registrant’s 1996 Stock Option Plan. Approximately 7,755 shares of common stock have been issued upon exercise of these options. All options were granted under Rule 701 promulgated under the Securities Act or, in the case of certain options granted to N. Robert Hammer, Section 4(2) of the Securities Act.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15. With respect to each of the transactions described in paragraphs (2), (3), (4), (6) and (7) (with respect to the certain options granted to N. Robert Hammer), the recipients of securities represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each investor represented and acknowledged to CommVault in writing that it had this opportunity. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant. CommVault did not engage in any form of general solicitation or general advertisement with respect to any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the exhibit index, which is incorporated herein by reference.

Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts for the years ended March 31, 2006 and 2007 (included on page F-30).

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Oceanport, State of New Jersey, on May 25, 2007.

COMMVAULT SYSTEMS, INC.

By	/s/ N. ROBERT HAMMER
N. Robert Hammer
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint N. Robert Hammer, Louis F. Miceli and Warren H. Mondschein, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement and the registration under the Securities Act of 1933 of the common stock of the registrant, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her respective capacity as a member of the board of directors or officer of the registrant, the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, to any related Rule 462(b) registration statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 25, 2007.

Signature	Title

/s/ N. ROBERT HAMMER N. Robert Hammer	Chairman, President and Chief Executive Officer
/s/ LOUIS F. MICELI Louis F. Miceli	Vice President, Chief Financial Officer
/s/ BRIAN CAROLAN Brian Carolan	Chief Accounting Officer
/s/ FRANK J. FANZILLI, JR. Frank J. Fanzilli, Jr.	Director
/s/ ARMANDO GEDAY Armando Geday	Director
/s/ KEITH GEESLIN Keith Geeslin	Director

Signature	Title

/s/ F. ROBERT KURIMSKY F. Robert Kurimsky	Director
/s/ DANIEL PULVER Daniel Pulver	Director
/s/ GARY SMITH Gary Smith	Director
/s/ DAVID F. WALKER David F. Walker	Director

INDEX TO EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of CommVault Systems, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
3.2		Amended and Restated Bylaws of CommVault Systems, Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
4.1		Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
5	.1*	Opinion of Mayer, Brown, Rowe & Maw LLP
9.1		Form of Voting Trust Agreement (Incorporated by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.1		Loan and Security Agreement, dated May 2, 2006, between Silicon Valley Bank and CommVault Systems, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.2		CommVault Systems, Inc. 1996 Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.3		Form of CommVault Systems, Inc. 2006 Long-Term Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.4		Form of Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.5		Form of Restricted Stock Unit Agreement
10.6		Employment Agreement, dated as of February 1, 2004, between CommVault Systems, Inc. and N. Robert Hammer (Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.7		Form of Employment Agreement between CommVault Systems, Inc. and Alan G. Bunte and Louis F. Miceli (Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.8		Form of Corporate Change of Control Agreement between CommVault Systems, Inc. and Alan G. Bunte and Louis F. Miceli (Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.9		Form of Corporate Change of Control Agreement between CommVault Systems, Inc. and David West, Ron Miiller, Scott Mercer and Steven Rose (Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.10		Form of Indemnity Agreement between CommVault Systems, Inc. and each of its current officers and directors (Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.11		Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series AA investors (Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.12		Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series BB investors (Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.13		Amended and Restated Registration Rights Agreement, dated as of September 2, 2003, by and among CommVault Systems, Inc. and the Series CC investors (Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).

Exhibit
No.		Description

10.14		Form of Registration Rights Agreement by and between CommVault Systems, Inc. and certain holders of Series A, B, C, D and E preferred stock (Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.15		Software License Agreement, dated December 17, 2003, by and between Dell Products L.P. and CommVault Systems, Inc. (Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.16		Addendum One to the License and Distribution Agreement, dated May 5, 2004, by and between Dell Products L.P. and CommVault Systems, Inc. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10	.17†	Addendum Two to the License and Distribution Agreement, dated November 22, 2004, by and between Dell Products L.P. and CommVault Systems, Inc. (Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10	.18†	Addendum Three to the License and Distribution Agreement, dated April 28, 2005, by and between Dell Products L.P. and CommVault Systems, Inc. (Incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10.19		Addendum Five to the License and Distribution Agreement, dated June 6, 2006, by and between Dell Products L.P. and CommVault Systems, Inc. (Incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
10	.20†	CommVault Systems Amended and Restated Reseller Agreement, effective as of April 6, 2005, between CommVault Systems and Dell Inc. (Incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1, Commission File No. 333-132550).
21.1		List of Subsidiaries of CommVault Systems, Inc.
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Mayer, Brown, Rowe & More LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included on the signature page to this registration statement)

†	Confidential treatment has been requested for portions of this document. Omitted portions have been filed separately with the SEC.

*	To be filed by amendment.